

2024

Annual General Meeting of Shareholders Proxy Statement

Dear Fellow Shareholders

April 8, 2024

On behalf of the Board of Directors of LyondellBasell Industries N.V. ("LYB" or the "Company"), we are pleased to present our 2024 proxy statement.

DELIVERING STRONG FINANCIAL RESULTS

In 2023, LYB delivered resilient financial results amid challenging market conditions. We generated $4.9 billion in cash from operating activities and returned $1.8 billion to our shareholders through dividends and share repurchases, extending our track record of outstanding cash generation and strong returns.

IMPLEMENTING OUR NEW STRATEGY TO GROW SUSTAINABLE VALUE

Last year, we launched our three-pillar strategy to create a more profitable and sustainable growth engine for LYB. Our strategy focuses on three key initiatives:

- Growing and upgrading the core;
- Building a profitable Circular and Low Carbon Solutions ("CLCS") business; and
- Stepping up performance and culture.

One year after launch, we are making significant progress on each pillar. In March 2023, we successfully started up the world's largest propylene oxide (PO) and tertiary butyl alcohol (TBA) unit in Texas, which enables us to meet the growing demand for essential products. In early 2024 we entered into an agreement for a new propylene and polypropylene joint venture in Saudi Arabia. This year, we will continue to focus on efficiently growing and upgrading our core and expect to close the sale of our ethylene oxide and derivatives business. Following our final investment decision in 2023, we will also move forward on engineering and construction of our first advanced recycling plant using LYB's proprietary *MoReTec* technology.

Throughout the year, our CLCS business built strong foundations to secure feedstock supply, expand our recycling footprint, and develop scalable recycling technologies to support the reduction of plastic waste in the environment. In addition, we formed joint ventures to build plastics recycling infrastructure in Europe, Asia, and North America. We also achieved nearly 90% of our goal to procure half of our electricity from renewable sources and issued our inaugural green bond to help advance LYB's long-term sustainability goals.

We are stepping up performance and culture with our Value Enhancement Program (VEP), which helped us double our original target for recurring annual EBITDA in 2023. Our new brand identity, revealed in October 2023, visually expresses our commitment and alignment to our strategy and purpose.

Amid these big changes, we remain committed to our GoalZERO safety culture. In 2023, we extended our industry-leading safety record with a total recordable incident rate of 0.139 and a process safety incident rate of 0.035. We are proud that 60 of our manufacturing sites achieved GoalZERO, and 67 manufacturing sites were injury-free.

ELECTING A DIVERSE AND QUALIFIED BOARD

The Board is pleased to introduce our new director nominee, Bridget Karlin, the Senior Vice President of Information Technology, Services & Operations, at Kaiser Permanente, one of the largest not-for-profit health care systems in the U.S. Ms. Karlin brings over 30 years of experience in enterprise-wide digital technology to our Board. If each of our nominees is elected, four of our twelve directors will be women and fifty percent of our Board will be gender, ethnically, or racially diverse.

SHAREHOLDER VOTING

Your vote is important, and we encourage you to cast your vote as soon as possible to ensure your shares are represented at the meeting. Thank you for your investment in LYB.

JACQUES AIGRAIN
Chair of the Board

PETER VANACKER
CEO

$4.9B

CASH FROM
OPERATING
ACTIVITIES

$1.8B

RETURNED TO
SHAREHOLDERS

About LyondellBasell

We are LyondellBasell – a leader in the global chemical industry creating solutions for everyday sustainable living. Through advanced technology and focused investments, we are enabling a circular and low carbon economy.

Across all we do, we aim to unlock value for our customers, investors and society. As one of the world's largest producers of polymers and a leader in polyolefin technologies, we develop, manufacture and market high-quality and innovative products for applications ranging from sustainable transportation and food safety to clean water and quality healthcare.

Our Purpose

Creating solutions for everyday sustainable living

Our Values

Our values provide grounding in behaviors that ensure our team is achieving company objectives through a shared, unifying culture of commitment and purpose.

We champion people
We put people at the heart of everything we do by embracing a diverse, equitable, and inclusive culture, adopting a customer-centric lens, and being safety-minded.

We strive for excellence
We relentlessly raise the bar by feeling empowered to take ownership, promoting collaborative ways of working, and being passionate about our impact on the world.

We shape the future
We remain on the cutting-edge by initiating environmentally conscious decisions, spurring creative solutions, and cultivating a pioneering mindset.

Our Commitments

We're committed to delivering unique products and services in the following ways:

Sustainability-focused innovation
We redefine our industry by developing circular and low carbon products and technologies at scale and championing chemistry as a sustainable solution for our planet.

Outside-in perspective
We develop a deep understanding of emerging trends, end-markets, and consumer needs to stay one step ahead, create meaningful value, and lead our customers forward.

Ever-better performance
As an inventor and leader in chemistry, we apply our combined expertise to elevate our performance and develop extraordinary, high-quality products.

Impactful collaboration
We foster relationships across the entire value chain to successfully solve global challenges, create better outcomes, and amplify our impact on the communities we serve.

2023 Company Snapshot

100+	**20**	**~6,200**	**~20,300**
countries where our products are sold	countries with manufacturing sites and joint ventures	patents and patent applications worldwide	employees globally
#1	**#1**	**#2**	**#2**
largest producer of polyethylene (PE) and polypropylene (PP) in Europe	largest producer of oxyfuels worldwide	largest producer of PP worldwide	largest producer of propylene oxide (PO) worldwide

Notice of and Agenda for 2024 Annual General Meeting of Shareholders

MEETING INFORMATION

FRIDAY, MAY 24, 2024
8:00 a.m. Local Time

SHERATON HOTEL
Schiphol Airport, Schiphol Blvd. 101
1118 BG, Amsterdam, the Netherlands

ITEMS OF BUSINESS

1. Elect our Board of Directors;
2. Discharge our directors from liability in connection with the exercise of their duties during 2023;
3. Adopt our 2023 Dutch statutory annual accounts;
4. Appoint the external auditor for our 2024 Dutch statutory annual accounts;
5. Ratify the appointment of our independent registered public accounting firm;
6. Provide an advisory vote on our executive compensation (say-on-pay);
7. Authorize the repurchase of up to 10% of our issued share capital; and
8. Approve the cancellation of all or a portion of the shares held in our treasury account.

We will also discuss our corporate governance, dividend policy, and executive compensation program.

By order of the Board,



Charity R. Kohl

CHARITY R. KOHL
Corporate Secretary
April 8, 2024

HOW TO VOTE

Your vote is important. You are eligible to vote if you are a shareholder of record at the close of business on April 26, 2024.











ONLINE
Visit the website on your proxy card

BY MOBILE DEVICE
Scan this QR code to vote with your mobile device

BY PHONE
Call the telephone number on your proxy card

BY MAIL
Sign, date and return your proxy card in the enclosed envelope

IN PERSON
Attend the annual meeting in person. See page 93

If you are a registered shareholder, you may vote online at www.proxyvote.com, by telephone, or by mailing a proxy card. If you hold your shares through a bank, broker, or other institution, you may vote your shares through the method specified on the voting instruction form provided to you. You may also attend the annual general meeting in person. If you intend to attend the meeting, notice must be given to the Company on or before May 17, 2024. See page 93 for more information.

Important Notice Regarding Availability of Proxy Materials for the 2024 Annual General Meeting

This proxy statement and our 2023 annual report to shareholders are available on our website at *www.LyondellBasell.com* by clicking “Investors,” then “Company Reports.” This proxy statement is first being mailed and delivered electronically to shareholders on or about April 8, 2024. If you wish to receive future proxy statements and annual reports electronically rather than receiving paper copies in the mail, please see page 94 for instructions. This approach can provide information to you more conveniently, while reducing the environmental impact of our annual general meeting and helping to reduce our distribution costs.

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

The statements in this proxy statement relating to matters that are not historical facts are forward-looking statements. These forward-looking statements are based upon assumptions of management of LYB which are believed to be reasonable at the time made and are subject to significant risks and uncertainties. When used in this proxy statement, the words "estimate," "believe," "continue," "could," "intend," "may," "plan," "potential," "predict," "should," "will," "expect," and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. Actual results could differ materially based on factors including, but not limited to, our ability to attract and retain a highly skilled and diverse workforce; actions taken by customers, suppliers, regulators, and others in response to increasing concerns about the environmental impact of plastic in the environment or other general sustainability initiatives; our ability to meet our sustainability goals, including the ability to operate safely, increase production of recycled and renewable-based polymers to meet our targets and forecasts, and reduce our emissions and achieve net zero emissions by the time set in our goals; our ability to procure energy from renewable sources; our ability to build a profitable Circular and Low Carbon Solutions business; our ability to successfully implement initiatives identified pursuant to our Value Enhancement Program and generate anticipated earnings; water scarcity and quality; the pace of climate change and legal or regulatory responses thereto; and technological developments, and our ability to develop new products and process technologies. Additional factors that could cause results to differ materially from those described in the forward-looking statements can be found in the "Risk Factors" sections of our Form 10-K for the year ended December 31, 2023, which can be found at www.LyondellBasell.com on the Investor Relations page and on the Securities and Exchange Commission's website at www.sec.gov. There is no assurance that any of the actions, events or results of the forward-looking statements will occur, or if any of them do, what impact they will have on our results of operations or financial condition. Forward-looking statements speak only as of the date they were made and are based on the estimates and opinions of management of LYB at the time the statements are made. LYB does not assume any obligation to update forward-looking statements should circumstances or management's estimates or opinions change, except as required by law.

References to our website in this proxy statement are provided as a convenience, and the information on our website is not, and shall not be deemed to be a part of this proxy statement or incorporated into any other filings we make with the Securities and Exchange Commission.

Proxy Statement Summary

This summary highlights information contained elsewhere in this proxy statement. The summary does not include all of the information you should consider before voting your shares, and we encourage you to read the full proxy statement carefully.

Annual General Meeting

Date and Time
Friday, May 24, 2024,
8:00 a.m. Local Time

Place
Sheraton Hotel, Schiphol Airport
Schiphol Blvd. 101
1118 BG, Amsterdam, the Netherlands

Record Date
Friday, April 26, 2024

Agenda and Voting Recommendations

Item		Board Recommendation	Page
1	Election of 12 directors	✅ **FOR** all nominees	10
2	Discharge of directors from liability	✅ **FOR**	40
3	Adoption of Dutch statutory annual accounts	✅ **FOR**	40
4	Appointment of auditor of Dutch statutory annual accounts	✅ **FOR**	41
5	Ratification of independent registered public accounting firm	✅ **FOR**	41
6	Advisory vote on executive compensation (say-on-pay)	✅ **FOR**	44
7	Authorization to conduct share repurchases	✅ **FOR**	84
8	Cancellation of shares	✅ **FOR**	85

Corporate Governance Highlights

✅ **Annual election of directors**

✅ **Board diversity** (4 female director nominees and 2 ethnically/racially diverse director nominees)

✅ **Independent Board** (11 of 12 director nominees)

✅ **Code of Conduct** supported by whistleblower helpline and robust compliance program

✅ **Independent Committees** (100% of directors on each Board Committee are independent)

✅ **Board engagement** on strategy, long range planning, and capital allocation

✅ **Independent Board Chair**

✅ **Board oversight** of enterprise risk management and sustainability strategy

✅ **Executive sessions** at each regularly scheduled Board and Committee meeting

✅ **Regular succession planning** for directors and executive management with focus on talent development

✅ **Annual self-assessments** for the Board and each Committee

✅ **High director attendance** and engagement, with average meeting attendance of 97% in 2023

✅ **Board refreshment** supported by mandatory retirement age and annual Board self-assessments

✅ **Stock ownership guidelines** for directors and executives and policy against hedging and pledging the Company's shares

2024 Director Nominees

All Committee memberships shown in the table below will be effective following the 2024 annual general meeting, including Ms. Karlin's Committee memberships. For more information about our 2023 Committee membership, see "Board and Committee Information" on page 33.

Nominee	Age	Years of Service	Independent	Committee Memberships					Other Public Boards
				Audit	C&TD	NomGov	HSE&S	Finance	
Jacques Aigrain	69	13	YES	●		●		●	2
Lincoln Benet	60	9	YES			●		👤	1
Robin Buchanan	72	13	YES			●	●		0
Anthony (Tony) Chase	69	3	YES	●	●				3
Robert (Bob) Dudley	68	3	YES				●	●	1
Claire Farley	65	10	YES	●		👤			2
Rita Griffin	61	1	YES		●		👤		0
Michael (Mike) Hanley	58	6	YES	👤				●	1
Virginia (Ginny) Kamsky	70	2	YES		●		●		1
Bridget Karlin	67	Nominee	YES	●		●			1
Albert Manifold	61	5	YES		👤		●		1
Peter Vanacker	58	2	CEO						1

👤 Chair   ● Member

Tenure



5.6 years Average tenure

- 0 to 4: 6
- 5 to 8: 2
- More than 8: 4

Age



64.8 years Average age

- 50's: 2
- 60's: 8
- 70's: 2

Diversity Summary



50% Gender or Ethnically/Racially Diverse Nominees

4/12

Women **33%**

2/12

Ethnically/Racially Diverse **17%**

7/12

Non-U.S. or Dual Citizen **58%**

Independence



11/12 Independent Directors

Attendance



97% Meeting Attendance



2 women SERVING AS COMMITTEE CHAIRS

2023 Performance Overview

In 2023, LYB delivered resilient results and outstanding cash conversion. Despite economic uncertainty and pressure from new industry capacity and softer global demand, our businesses efficiently generated cash from a diverse business portfolio. We remain committed to a disciplined approach to capital allocation while advancing long-term strategies that capture value and accelerate sustainable growth.

$2.1 B	$5.2 B	$1.8 B
Net Income	EBITDA	Returned To Shareholders
	Ex. Identified Items*	

* See Appendix A for information about our non-GAAP financial measures and a reconciliation of net income to EBITDA, including and excluding identified items. Identified items include adjustments for impairments and refinery exit costs.

 **CASH GENERATION** — Achieved robust cash generation driven by diverse business portfolio

 **STRONG BALANCE SHEET** — Maintained a strong, investment-grade balance sheet and ample liquidity

 **SAFETY** — Continued to focus on safe operations and emphasize our GoalZERO program

 **SHAREHOLDER RETURNS** — Delivered 13th consecutive year of regular dividend growth

 **COST DISCIPLINE** — Committed to balanced and disciplined capital allocation to enhance value and growth

 **SUSTAINABILITY** — Established our Green Financing Framework and issued inaugural green bond

2023 Executive Compensation Highlights

We are committed to a pay for performance philosophy, and our compensation programs align executive and shareholder interests by tying a significant amount of compensation to our financial, business, and strategic goals. Our Compensation and Talent Development ("C&TD") Committee continually monitors compensation best practices, the effectiveness of our compensation programs, and their alignment with our compensation philosophy. In 2023, challenging market conditions impacted EBITDA, but our strong performance on the environmental, social and governance (ESG) metrics and achievement of milestones under our Value Enhancement Program resulted in annual bonuses paying slightly above target. Our performance share units ("PSUs") granted in 2021 under our long-term incentive program, with a three-year performance period ended December 31, 2023, earned 200% of target, reflecting the fact that our total shareholder returns ("TSR") fell in the top quartile of selected peers and our and free cash flow ("FCF") per share exceeded targets set by our C&TD Committee. For more information on our annual bonus performance metrics, see "2023 Executive Compensation Decisions in Detail" on page 53.

2023 Annual Bonus Payout

Business Results (60%)	ESG (30%)		Value Creation (10%)
	Safety Performance	**Sustainability**	

 **60%** +  **20%** +  **10%** +  **10%** = **Overall Payout**

EBITDA Performance against Adjusted EBITDA Budget	**TRIR (50%)** Injury Rate **PSIR (50%)** Process Safety Incident Rate	**Milestones** - PPA execution - Energy efficiency - Produce and market recycled/renewable-based polymers	**Milestones** Achievement of incremental EBITDA targets
Result: 126% Payout	**Result:** 102% Payout	**Result:** 110% Payout	**Result:** 200% Payout **127%**

Item 1
Election of Directors

☑ **The Board recommends that you vote FOR the election of each of the nominees to our Board of Directors.**

The Board of Directors of LYB recommends that each of the twelve director nominees introduced below be elected to our Board, in each case for a term ending at our 2025 annual general meeting of shareholders. The nominees include eleven current directors, who were elected by shareholders at the 2023 annual general meeting, and new director candidate Bridget Karlin.

Our Board

Our goal is to have a Board that provides effective oversight of the Company through the appropriate balance of experience, expertise, skills, competencies, specialized knowledge, and other qualifications and attributes. Director candidates also must be willing and able to devote the time and attention necessary to engage in relevant, informed discussion and decision-making. Our Nominating and Governance Committee focuses on Board succession planning and refreshment and is responsible for recruiting and recommending nominees to the full Board for election. The Committee considers the qualifications, contributions, and outside commitments of each current director, as well as the results of annual Board self-assessments and management assessments, in determining whether he or she should be nominated for reelection. Many of our directors serve on the boards and board committees of other companies, and the Committee believes this service provides additional experience and knowledge that improve the functioning of our own Board. Our Board Profile, which is available on our website, provides general principles for the composition, expertise, background, diversity and independence of the Board and guides our Nominating and Governance Committee on the nomination and appointment of directors.

Our Board considers diversity a priority and seeks representation across a range of attributes, including race, gender, ethnicity, and nationality. In accordance with our Corporate Governance Guidelines, the Committee and any outside search firms engaged to assist in identifying potential director candidates include women and candidates from underrepresented populations in each pool from which a director candidate is selected. These recruitment efforts are evidenced by our current Board composition and the qualities and qualifications of our nominees. If each of our twelve director nominees for 2024 is elected, we will meet our goal of appointing at least one-third female directors.

Director Nominees' Independence, Tenure, Diversity, and Experience

Our director nominees provide the Board with a broad range of perspectives due to their diverse gender, race, ethnicity, nationality, age, and tenure profiles, as well as the qualifications and skills identified below. Each of the eleven non-executive directors nominated to our Board is independent, and 50% of our director nominees are gender, ethnically or racially diverse. This section provides information on our director nominees for the 2024 annual general meeting. For more information about our current Board as of the date of this proxy statement, see "Board and Committee Information" on page 33.

Independence



11/12
Independent
Directors

Diversity Summary



50% Gender or Ethnically/
Racially Diverse Nominees

4/12
Women **33%**

2/12
Ethnically/Racially Diverse **17%**

7/12
Non-U.S. or Dual Citizen **58%**

Age
64.8 years average age



| 50's | 60's | 70's |
| 2 | 8 | 2 |

Tenure
5.6 years average tenure



| 0 to 4 | 5 to 8 | More than 8 |
| 6 | 2 | 4 |

DIRECTOR EXPERIENCE AND EXPERTISE	Aigrain	Benet	Buchanan	Chase	Dudley	Farley	Griffin	Hanley	Kamsky	Karlin	Manifold	Vanacker
INDUSTRY EXPERIENCE Experience with and understanding of the chemicals and refining industries			●		●		●		●			●
HSE EXPERIENCE Experience with social responsibility issues related to health, safety, and the environment				●	●		●	●	●	●	●	●
CORPORATE STRATEGY Corporate strategy and strategic planning experience	●	●	●	●	●	●	●	●	●	●	●	●
MERGERS & ACQUISITIONS Experience with mergers, acquisitions, and other strategic transactions	●	●	●	●	●	●	●	●	●		●	●
CORPORATE FINANCE Financial expertise and experience with corporate finance	●	●	●	●		●	●	●	●		●	●
EXECUTIVE MANAGEMENT / CEO EXPERIENCE Executive management experience with large or international organizations	●	●	●	●	●	●	●	●	●	●	●	●
CORPORATE GOVERNANCE Knowledge of corporate governance issues applicable to companies listed on the NYSE	●	●	●	●	●	●	●	●	●	●	●	●
RISK MANAGEMENT Experience identifying, managing, and mitigating key enterprise risks	●	●	●	●	●	●	●	●	●	●	●	●
PUBLIC COMPANY DIRECTOR Service on the boards of other public companies	●	●	●	●	●	●	●	●	●	●	●	●
HUMAN CAPITAL MANAGEMENT Experience and expertise related to human resources, talent, diversity, and culture		●	●	●	●	●	●	●	●	●	●	●
INFORMATION SYSTEMS AND SECURITY Experience with cybersecurity systems and processes that protect the storage of information									●	●		
TECHNOLOGY AND INNOVATION Experience with technology-related business or emerging technology trends		●	●		●			●	●	●		●
PUBLIC POLICY AND COMPLIANCE Government relations, legal, regulatory compliance and/or public policy experience	●	●	●					●	●		●	●
DIVERSITY AND DEMOGRAPHICS												
Race/Ethnicity												
African American or Black				●								
Alaskan Native or American Indian												
Asian												
Caucasian or White	●		●		●	●	●	●	●	●	●	●
Hispanic or Latino		●										
Native Hawaiian or Pacific Islander												
Gender												
Male	●	●	●	●	●			●			●	●
Female						●	●		●	●		

Director Nominations

The Board is responsible for nominating candidates for Board membership, and our Nominating and Governance Committee is responsible for recommending director candidates to the Board. Potential candidates may also be recommended to the Nominating and Governance Committee for consideration by other directors, management, and our shareholders. From time to time, the Committee works with outside search firms to assist with identifying and evaluating director candidates.

A shareholder who wishes to recommend a director candidate should submit a written recommendation to our Corporate Secretary by email or regular mail. The recommendation must include the name of the nominated individual, relevant biographical information, and the individual's consent to be nominated and to serve if elected. The Corporate Secretary may request additional information to assist the Nominating and Governance Committee in its evaluation. Our Nominating and Governance Committee uses the same process to evaluate shareholder nominees as it does in evaluating nominees identified by other sources. For our 2025 annual general meeting of shareholders, recommendations must be received by December 9, 2024 to be considered.



BY EMAIL
send an email to
CorporateSecretary@LyondellBasell.com



BY MAIL
LyondellBasell Industries N.V.
c/o Corporate Secretary
4th Floor, One Vine Street
London W1J 0AH, United Kingdom

2024 Nominees to the Board

On the recommendation of the Nominating and Governance Committee, the Board has nominated each of the eleven directors elected by shareholders at our 2023 annual general meeting and one new director nominee, Bridget Karlin. In evaluating these nominees, the Nominating and Governance Committee considered the Board's 2023 director self-assessments and management evaluations, as well as each nominee's background and skill set. These twelve individuals have a diverse array of expertise, experience, and leadership skills that support the Company's strategy evolution. Each nominee has consented to serve as a director if elected.

We introduce our twelve nominees below. All Committee memberships shown in this section will be effective following the 2024 annual general meeting. For more information about our current Board and Committee membership as of the date of this proxy statement, see "Board and Committee Information" on page 33.



Jacques Aigrain, 69

French-Swiss

Non-Executive Director since 2011;
Chair since 2018

INDEPENDENT

Committees
- Audit Committee
- Nominating and Governance Committee
- Finance Committee

Biography

Mr. Aigrain is our Chair of the Board and a retired Senior Advisor and Partner of Warburg Pincus, a global private equity firm. Prior to joining Warburg Pincus in 2013, Mr. Aigrain spent nine years at SwissRe AG, a publicly traded insurance company, including as Chief Executive Officer, and 20 years in global leadership roles at J.P. Morgan in New York, London and Paris. He also has many years of experience as a director of public and multinational organizations, including The London Stock Exchange Group plc, WPP plc, a multinational advertising and public relations company, and currently, Clearwater Analytics Holdings Inc., a maker of financial software products, and TradeWeb Markets Inc., an international financial services company. He holds a doctorate in economics from Université Paris-Sorbonne and a master's in economics from Université Paris Dauphine – PSL. Mr. Aigrain's more than 30 years of financial services and management background, including extensive executive and board experience, provide him with expertise in strategy development and implementation, mergers and acquisitions, finance, and capital markets. Additionally, he brings substantial knowledge of board and governance matters to the Board.

Skills And Qualifications

- Corporate Finance
- Risk Management
- Mergers & Acquisitions
- International Operations
- Corporate Governance
- Corporate Strategy
- Capital Markets
- CEO Experience
- Public Company Director
- Public Policy and Compliance

Other Current Public Directorships

- Clearwater Analytics Holdings Inc. (since 2021)
- TradeWeb Markets Inc. (since 2022)

Former Public Directorships

- The London Stock Exchange Group plc (2013-2022)
- WPP plc (2013-2022)



Lincoln Benet, 60

American-British

Non-Executive Director since 2015

INDEPENDENT

Committees
- Nominating and Governance Committee
- Finance Committee (Chair)

Biography

Mr. Benet has served as Chief Executive Officer of Access Industries, a privately held industrial group with world-wide holdings, since 2006. Prior to joining Access, he spent 17 years at Morgan Stanley, including as Managing Director. Mr. Benet also has experience serving on the boards of several privately held and publicly traded companies, including those in the investment, music and publishing, oil and gas pipes and tubing, cement, sports media, and petrochemicals industries. As a result of this background, he brings to our Board a working knowledge of global markets, mergers and acquisitions, executive management, strategic planning, and corporate strategy, as well as extensive experience with international finance and corporate finance matters, including treasury, insurance, and tax. Mr. Benet received his M.B.A. from Harvard Business School and his B.A. in Economics from Yale University. Mr. Benet possesses significant experience advising and managing publicly traded and privately held enterprises and brings substantial knowledge of corporate finance and strategic business planning activities to the Board.

Skills And Qualifications

- Corporate Strategy
- Mergers & Acquisitions
- International Operations
- Human Capital Management
- Corporate Governance
- Corporate Finance
- Risk Management
- Technology and Innovation
- Capital Markets
- CEO Experience
- Public Company Director
- Public Policy and Compliance

Other Current Public Directorships

- Warner Music Group Corp. (since 2011; public since 2020)



Robin Buchanan, 72

British

Non-Executive Director since 2011

INDEPENDENT

Committees
- Health, Safety, Environmental, and Sustainability ("HSE&S") Committee
- Nominating and Governance Committee

Biography

Mr. Buchanan has previously served as Dean and President of London Business School, the Chairman of PageGroup plc, a global specialist recruitment company, a director of Schroders plc, a global asset management firm, a director of Cicap Ltd, a global private equity firm, and a director of Bain & Company Inc., a global business consulting firm. As the former Managing Partner of Bain in the UK and Senior Partner for the UK and South Africa, he continues to serve in an advisory role to Bain. Until August 2023, Mr. Buchanan also served as an advisor to Access Industries and Non-Executive Chairman of its Advisory Board. Mr. Buchanan's experience as a board member of publicly traded, private, and charitable companies, Dean of a leading Business School, and long tenure with Bain provide him with deep experience in strategy, leadership, board effectiveness, business development, and acquisitions across most industry sectors, including considerable involvement with chemicals and energy in Europe. He also brings a wealth of experience in board and governance matters, particularly as related to multi-national companies. Mr. Buchanan is a Chartered Accountant and a published author on strategy, acquisitions, leadership, board effectiveness, corporate governance, and compensation. Mr. Buchanan received his FCA from the Institute of Chartered Accountants in England & Wales and his M.B.A. with High Distinction from Harvard Business School.

Skills And Qualifications

- Industry Experience
- Corporate Strategy
- Mergers & Acquisitions
- Corporate Finance
- Corporate Accounting
- International Operations
- Leadership Development
- Executive Management
- Risk Management
- Corporate Governance
- Public Company Director
- Human Capital Management
- Technology and Innovation
- Public Policy and Compliance

Former Public Directorships

- Schroders plc (2010-2019)



Anthony (Tony) Chase, 69

American

Non-Executive Director since 2021

INDEPENDENT

Committees
- Audit Committee
- C&TD Committee

Biography

Mr. Chase is the Chairman and Chief Executive Officer of ChaseSource, L.P., a staffing, facilities management, and real estate development firm founded by him in 2006 and recognized as one of the nation's largest minority-owned businesses by Black Enterprise Magazine. Prior to ChaseSource, Mr. Chase founded and sold three successful ventures: Chase Radio Partners, Cricket Wireless and ChaseCom. He is also a principal owner of the Marriott Hotel at George Bush Intercontinental Airport in Houston and the Principle Toyota dealership in greater Memphis. He currently serves as a director of Cullen/Frost Bankers, Inc., a financial holding company, Nabors Industries, an operator of drilling rig fleets and provider of offshore platform rigs, and Par Pacific Holdings, Inc., an oil and gas exploration and production company. Mr. Chase is a Professor of Law Emeritus at the University of Houston Law Center, a member of the Council on Foreign Relations, and serves on the board of numerous Houston-based non-profits including the Houston Endowment, the Greater Houston Partnership, the Greater Houston Community Foundation, the M.D. Anderson Board of Visitors, and the Texas Medical Center. He previously served as Deputy Chairman of the Federal Reserve Bank of Dallas. Mr. Chase is an honors graduate of Harvard College, Harvard Law School and Harvard Business School. He has received many awards, including the American Jewish Committee's 2016 Human Relations Award, Houston Technology Center's 2015 Entrepreneur of the Year, NAACP 2013 Mickey Leland Humanitarian Award, GHP 2013 Bob Onstead Leadership Award, the 2012 Whitney M. Young Jr. Service Award, Ernst & Young's Entrepreneur of the Year Award, Bank of America's Pinnacle Award and UH Law Center's Baker Faculty Award.

Skills And Qualifications

- CEO Experience
- Risk Management
- Mergers & Acquisitions
- HSE Experience
- Strategic Planning
- Corporate Governance
- Corporate Finance
- Public Company Director
- Human Capital Management

Other Current Public Directorships

- Nabors Industries Ltd. (since 2019)
- Cullen/Frost Bankers, Inc. (since 2020)
- Par Pacific Holdings, Inc. (since 2021)

Former Public Directorships

- Anadarko Petroleum Corp. (2014-2019)
- Paragon Offshore plc (2014-2017)
- Heritage-Crystal Clean, Inc. (2020-2022)



Robert (Bob) Dudley, 68

American-British

Non-Executive Director since 2021

INDEPENDENT

Committees
- Finance Committee
- HSE&S Committee

Biography

Mr. Dudley is Chairman of the international industry-led Oil and Gas Climate Initiative, which aims to accelerate the oil and gas industry's response to climate change, and Chair of the Accenture Global Energy Board. He served as the Group Chief Executive of BP plc, a global energy provider, from 2010 to 2020. He was appointed to the board of BP in 2009, and previous executive roles with BP include Alternative and Renewable Energy activities and responsibility for BP's upstream business in Russia, the Caspian region, and Africa. Mr. Dudley is a Fellow of the Royal Academy of Engineering, and received an M.B.A. from Southern Methodist University and a B.S. in Chemical Engineering from the University of Illinois. As the former CEO of a multinational oil and gas company, he has acquired extensive executive management experience and knowledge of the energy industry, including a leadership role in advancing decarbonization plans and other key sustainability initiatives. He also serves as chairman of the board of Axio, a leading SaaS provider of cyber risk management and quantification solutions, and director of 8 Rivers Capital LLC, a private firm leading the invention and commercialization of technologies for the global energy transition. Mr. Dudley has over 40 years of experience in strategic planning, risk management (including risks related to climate change), international operations, and health, safety, environmental and operational matters.

Skills And Qualifications

- CEO Experience
- Risk Management
- HSE Experience
- Industry Experience

- Public Company Director
- Climate Expertise
- Corporate Strategy
- International Operations

- Mergers & Acquisitions
- Human Capital Management
- Corporate Governance
- Technology and Innovation

Other Current Public Directorships

- Freeport-McMoRan Inc. (since 2021)

Former Public Directorships

- Rosneft Oil Company (2013-2022)
- BP plc (2009-2020)



Claire Farley, 65

American

Non-Executive Director since 2014

INDEPENDENT

Committees
- Audit Committee
- Nominating and Governance Committee (Chair)

Biography

Ms. Farley was a partner at KKR Management, LLC, a global investment firm, from 2013 until her retirement in 2016, and subsequently served as Vice Chair of the Energy business from 2016 to 2017 and Senior Advisor from 2017 to 2022. Prior to joining KKR, Ms. Farley co-founded RPM Energy, a privately-owned oil and natural gas exploration and development company. Before that, she served as Chief Executive Officer of Randall & Dewey, an oil and gas asset transaction advisory firm, from 2002 to 2005, when Randall & Dewey became the oil and gas investment banking group of Jeffries & Company, where she served as Co-President and Senior Advisor from 2005 to 2008. Previously, she served as chief executive officer of Intelligent Diagnostics Corp. from 1999 to 2001, and of Trade-Ranger Inc. from 2001 to 2002. Her oil and gas exploration experience includes positions at Texaco from 1981 to 1999, including as president of worldwide exploration and new ventures, as president of North American production, and as chief executive officer of Hydro-Texaco Inc. Ms. Farley earned a bachelor's degree from Emory University. She brings to the Board experience in business development, finance, mergers, acquisitions, and divestitures, as well as knowledge of the chemical industry's feedstocks and their markets. She also has experience in all matters of executive management and a deep understanding of public company and governance matters due to her current and prior service on the boards of companies including Anadarko Petroleum Corporation, Crescent Energy Company, and TechnipFMC.

Skills And Qualifications

- CEO Experience
- Corporate Strategy
- Risk Management
- Human Capital Management

- Public Company Director
- Capital Markets
- Corporate Governance

- Corporate Finance
- Mergers & Acquisitions
- International Operations

Other Current Public Directorships

- TechnipFMC plc (since 2017)
- Crescent Energy Company (since 2021)

Former Public Directorships

- Anadarko Petroleum Corporation (2017-2019)



Rita Griffin, 61

American

Non-Executive Director since 2023

INDEPENDENT

Committees
- C&TD Committee
- HSE&S Committee (Chair)

Biography

Ms. Griffin served as the Chief Operating Officer of Global Petrochemicals at BP plc, one of three main divisions of BP's downstream business, from 2015 to 2020. Previously, she served in a number of leadership positions within BP plc's manufacturing, logistics, retail and functional organizations. Ms. Griffin began her career at Amoco and Standard Oil (Indiana), which was acquired by BP plc in 1998. She is a Certified Public Accountant and Certified Managerial Accountant, and received her master of management from Northwestern University and bachelor of business administration in accounting from Northern Illinois University. With over 30 years of experience in global oil and gas and chemicals businesses, Ms. Griffin has considerable experience in developing and implementing strategies and leading substantial transformation programs. She has previously served on the board of directors of Royal Mail Group PLC, an international postal service and courier company, where she provided oversight for environment strategy and implementation, health, safety and security, ethics and compliance, culture and employee engagement, diversity and inclusion, governance and community stakeholder engagement, and customer satisfaction.

Skills And Qualifications

- Industry Experience
- HSE Experience
- Capital Project Execution
- Mergers & Acquisitions

- Public Company Director
- International Operations
- Corporate Strategy
- Risk Management

- Executive Management
- Corporate Finance
- Corporate Governance
- Human Capital Management

Former Public Directorships

- Royal Mail Group PLC (2016-2022)



Michael (Mike) Hanley, 58

Canadian

Non-Executive Director since 2018

INDEPENDENT

Committees
- Audit Committee (Chair)
- Finance Committee

Biography

Mr. Hanley has more than 30 years of experience in senior management and finance roles, including as Chief Financial Officer of Alcan, a Canadian mining company and aluminum manufacturer, President and CEO of Alcan's Global Bauxite and Alumina business group, and Senior Vice President, Operations & Strategy of the National Bank of Canada. He brings strong financial and operational experience, deep knowledge of capital-intensive and process industries, experience with U.S. and international accounting standards, and a broad understanding of international markets. Mr. Hanley also has significant experience on public company boards, including in the roles of lead director, chair of the board, and audit committee chair, and has an appreciation for corporate governance matters and the board's role in financial oversight. He currently serves as chair of the board of EQB Inc., which provides personal and commercial banking services, and previously served as lead director and audit committee chair of Nuvei Corporation and BRP Inc. He is also a member of the Quebec Order of Chartered Professional Accountants. Mr. Hanley received his bachelor of business administration from HEC Montreal.

Skills And Qualifications

- Corporate Finance
- Corporate Strategy
- Risk Management
- International Operations
- Public Company Director

- Corporate Accounting
- Capital Markets
- HSE Experience
- Mergers and Acquisitions
- Executive Management

- Corporate Governance
- Human Capital Management
- Technology and Innovation
- Public Policy and Compliance

Other Current Public Directorships

- EQB Inc. (since 2022)

Former Public Directorships

- Nuvei Corporation (2020-2023)
- BRP, Inc. (2012-2022)
- Shawcor Ltd. (2015-2021)
- Industrial Alliance Insurance & Financial Services (2015-2019)
- Groupe Jean Coutu (PJC), Inc. (2016-2018)



Virginia Kamsky, 70

American

Non-Executive Director since 2022

Committees
- C&TD Committee
- HSE&S Committee

Biography

Ms. Kamsky is the Chair and Chief Executive Officer of Kamsky Associates, Inc., a firm she founded in 1980 and the first U.S. advisory firm approved to provide strategic advisory services in China. Ms. Kamsky began her career at Chase Manhattan Bank (now JPMorgan Chase Bank) and served in various capacities of increasing seniority, including as Second Vice President of Chase and head of Chase's Corporate China Division. She has also served as a member of the US Secretary of the Navy Advisory Panel from 2009 to 2017 and as Chairman and CEO of China Institute in America from 2003 to 2013. She has been awarded the Navy Distinguished Civilian Service Award, the highest honorary award the Secretary of the Navy can confer on a civilian employee, selected as one of America's 25 Top Asia Hands by Newsweek Magazine, and recognized as an Outstanding Public Company Director by the Financial Times. Ms. Kamsky received a B.A. from Princeton University. She brings to the Board a strong background in strategy and deep knowledge of the Asia-Pacific market. She also has extensive public company board experience, including at W.R. Grace & Co., Sealed Air Corporation, Olin Corporation, Tecumseh Products Company, Foamex International, Tate & Lyle PLC, Shorewood Packaging, Spectrum Brands, Kadem Sustainable Impact Corp. and, currently, at Dana Incorporated.

Skills And Qualifications

- CEO Experience
- Corporate Strategy
- Risk Management
- Industry Experience
- Information Systems and Security

- Public Company Director
- Capital Markets
- HSE Experience
- Corporate Finance
- Technology and Innovation

- Corporate Governance
- Mergers & Acquisitions
- International Operations
- Human Capital Management
- Public Policy and Compliance

Other Current Public Directorships

- Dana Incorporated (since 2011)

Former Public Directorships

- Kadem Sustainable Impact Corp. (2021-2023)



Bridget Karlin, 67

American

Non-Executive Director Nominee

Committees
- Audit Committee
- Nominating and Governance Committee

Biography

Ms. Karlin is the senior vice president of information technology for Kaiser Permanente, one of the nation's largest not-for-profit health care systems, where she is responsible for the information technology, services and operations that power Kaiser Permanente's business. Previously, she served as the global chief technology officer and vice president of IBM's multi-billion-dollar Global Technology Services business from 2017 to 2021. Before joining IBM, she held senior leadership roles at Intel Corporation, as general manager of its Internet of Things division, and prior to that, as general manager of Intel's Hybrid Cloud business. Additionally, she has served in executive positions at Union Bank, as managing director at Redleaf Venture Capital, and was president and co-founder of Thinque Systems, a pioneer in mobile software deployed in 43 countries. Ms. Karlin has extensive experience leading the strategy, development, and services for a hybrid, multi-cloud enterprise IT environment, leveraging artificial intelligence, automation, security, cloud, and open-source technologies to strengthen resiliency and ensure compliance, and modernizing offerings and capabilities across applications and infrastructure environments. With a career in the technology industry that spans over 30 years, including several executive positions at large international companies, she has considerable experience in advanced technology and enterprise-wide digital transformation. She currently serves on the Executive Board of the Consumer Technology Association, a non-profit organization that represents the U.S. consumer technology industry. Ms. Karlin is a graduate of the University of California and the Harvard Business School Executive Leadership Program, and is a recipient of the 2023 Digital Innovator Award, 2021 Technology Hall of Fame, the 2019 National Technology Humanitarian Award, the 2019 Women in Consumer Technology Legacy Award, the Industrial IoT 5G Innovators Award, the Malcolm Baldrige National Quality Award, and the Bell Labs Technology Innovator Award.

Skills And Qualifications

- Information Systems and Security
- Technology and Innovation
- Corporate Strategy

- Corporate Governance
- Risk Management
- Public Company Director

- HSES Experience
- Human Capital Management
- Executive Management

Other Current Public Directorships

- Dana Incorporated (since 2019)



Albert Manifold, 61

Irish

Non-Executive Director since 2019

Committees
- C&TD Committee (Chair)
- HSE&S Committee

Biography

Mr. Manifold has been the Group Chief Executive and a director of CRH plc, an international group of diversified building materials businesses supplying the construction industry, since 2014. Mr. Manifold joined CRH in 1998 and advanced to increasingly senior roles, including Finance Director of the Europe Materials Division, Group Development Director, Managing Director of Europe Materials, and Chief Operating Officer (2009 to 2014). Prior to joining CRH, Mr. Manifold was Chief Operating Officer of Allen McGuire & Partners, a private equity group. As a sitting chief executive officer with a background in other senior management roles, Mr. Manifold has acquired extensive leadership experience in competitive industries. With over 25 years in the building materials industry and 10 years of chief executive experience, Mr. Manifold brings significant knowledge of corporate finance, capital markets, strategic planning, acquisitions and divestitures, and international operations. Mr. Manifold is also a Fellow of the Institute of Certified Public Accountants in Ireland and received his M.B.A. and M.B.S. from Dublin City University.

Skills And Qualifications

- Corporate Finance
- International Operations
- Corporate Accounting
- HSES Experience
- Human Capital Management
- Risk Management
- Mergers & Acquisitions
- CEO Experience
- Corporate Governance
- Public Policy and Compliance
- Capital Markets
- Corporate Strategy
- Capital Project Execution
- Public Company Director

Other Current Public Directorships

- CRH plc (since 2009)



Peter Vanacker, 58

Belgian-German

Executive Director since 2022

Biography

Mr. Vanacker has served as our Chief Executive Officer since May 2022. Mr. Vanacker previously served as the President, Chief Executive Officer and Chair of the Executive Committee of Neste Corporation, a renewable products company, from 2018 to 2022. Prior to his role at Neste, he served as Chief Executive Officer and Managing Director of CABB Group GmbH, a fine chemicals producer, from 2015 to 2018 and as Chief Executive Officer and Managing Director of Treofan Group, a manufacturer of polypropylene films, from 2012 to 2015. He previously served as Executive Vice President and Member of the Executive Board of Covestro AG (formerly known as Bayer Material Science), a polymers and plastics producer, with responsibility for the global polyurethanes business and as Chief Marketing and Innovation Officer. He received his MSc in chemical engineering from Ghent University. Mr. Vanacker's extensive experience in the oil and gas and chemicals industries, including chief executive officer and senior leadership experience, provide him with a deep understanding of the Company's industry, operations, and feedstocks. In addition, he brings a strong understanding of circularity and sustainability issues, and extensive experience leading strategic transformations at large multinational companies. Mr. Vanacker also serves as a member of the Supervisory Board of Symrise AG, a chemicals company that is a major producer of flavors and fragrances.

Skills And Qualifications

- Industry Experience
- HSE Experience
- CEO Experience
- Corporate Finance
- Risk Management
- Corporate Strategy
- Capital Project Execution
- International Operations
- Mergers & Acquisitions
- Technology and Innovation
- Corporate Governance
- Public Company Director
- Public Policy and Compliance
- Human Capital Management

Other Current Public Directorships

- Symrise AG (since 2020)

Corporate Governance

LYB recognizes the importance of good corporate governance as a driver of long-term stakeholder value. Our Board has adopted, and regularly reviews and strives to improve upon, LYB's robust corporate governance policies, practices, and procedures with consideration given to regulatory developments and evolving U.S. and Dutch governance best practices.

Our governance guidelines and policies, including those listed below, are available on our website at *www.LyondellBasell.com* by clicking either (i) "Investors," then "Corporate Governance" and "Board of Directors" or (ii) "Sustainability," then "Reporting."

✅ Corporate Governance Guidelines	✅ Rules for the Board of Directors
✅ Articles of Association	✅ Committee Charters
✅ Code of Conduct	✅ Board Profile
✅ Financial Code of Ethics	✅ Tax Strategy Disclosure
✅ Conflict Minerals Policy	✅ Human Rights Policy
✅ Human Trafficking and Anti-Slavery Statement	✅ Supplier Code of Conduct
✅ Health, Safety, Environment, Security Policy	✅ Stakeholder Engagement Policy

Director Independence

Our Board annually reviews the independence of its members. In February 2024, the Board affirmatively determined that all of our non-executive directors and director nominees are independent under the rules of the New York Stock Exchange (the "NYSE").

The Board has adopted categorical standards of independence that meet, and in some instances exceed, the requirements of the NYSE. In order to qualify as independent under our categorical standards, a director must be determined to have no material relationship with LYB other than as a director. The categorical standards include strict guidelines for non-executive directors and their immediate families regarding employment or affiliation with LYB and its independent registered public accounting firm. Our categorical independence standards are included in our Corporate Governance Guidelines.

The Board has determined that there are no relationships or transactions that prohibit any of our non-executive directors or nominees from being deemed independent under the categorical standards and that each of our non-executive directors and nominees is independent. In addition to the relationships and transactions that would bar an independence finding under the categorical standards, the Board considered all other known relationships and transactions in making its determination, including those referenced under "Related Party Transactions" on page 88. In determining that no known transactions or relationships affect the independence of any of the non-executive directors, the Board considered that all of the identified transactions are ordinary course and none of the dollar amounts involved were material to the Company or the relevant counterparty.

Board Leadership Structure

Jacques Aigrain has led our Board as its independent Chair since 2018. The Chair's responsibilities include:

- Leading Board meetings and executive sessions
- Reviewing and approving Board meeting agendas and schedules, and ensuring there is sufficient time for discussion of topics
- Convening additional Board meetings, as needed
- Facilitating information flow and communication among directors
- Serving as a liaison between the independent directors and the CEO and other members of management
- Together with the C&TD Committee, setting annual and long-term performance goals for the CEO and evaluating his performance
- Presiding at general meetings of shareholders
- Meeting or engaging with shareholders, as appropriate
- Supporting the Company's strategic growth initiatives

The Board regularly reviews LYB's leadership structure and the responsibilities of its Chair, and may from time to time delegate additional duties to the role.

Under Dutch law, only a non-executive director may serve as Chair of our Board. Our Board believes that the separation of the positions of Chair and Chief Executive Officer that results from this governance structure promotes strong Board governance, independence, and oversight. The separation of the two roles additionally allows Mr. Aigrain to focus on managing Board matters while our CEO, Mr. Vanacker, focuses on managing our business.

Executive Sessions

Executive sessions of our independent directors, with no members of management present, take place at every regularly scheduled Board and committee meeting. During executive sessions, independent directors have an opportunity to meet with the Board's outside consultants and independent accountants and review and discuss any matters they deem appropriate, such as the performance of the Chief Executive Officer and other members of management and the criteria against which performance is evaluated, including the impact of performance on compensation matters. Mr. Aigrain leads these executive sessions of the Board.

Board Evaluations

Our Board and its committees evaluate their own effectiveness by participating in a robust annual self-assessment process overseen by the Nominating and Governance Committee. Each year, directors respond to survey questions soliciting information used to improve the effectiveness of the Board and its committees and individual directors. The Nominating and Governance Committee periodically engages independent outside consultants, including most recently in 2020, to conduct interviews with the Board and facilitate the evaluation process. The Nominating and Governance Committee has engaged an independent outside consultant to begin work in 2024 in order to refresh and bring an outside perspective to the evaluation process.

For 2023, the Board conducted its evaluation process as described below.

1

Development and Approval of Evaluation Process and Topics

In September 2023, the Nominating and Governance Committee discussed and approved the overall process and timeline for the 2023 evaluation cycle and identified an independent consultant for the 2024 evaluation cycle. The Nominating and Governance Committee approved the topics and questions for distribution to the individual Board members. Questions were largely consistent with those used in prior cycles, with the addition of questions to cover director expertise and succession. As in prior cycles, the Committee approved an individual evaluation process for the Chair, to be facilitated through survey questions specific to his role.

2

Distribution and Completion of Surveys

Board members provided responses to the surveys, including separate assessments for each Board committee and for the Chair. In parallel, senior executives provided their views of Board effectiveness and interactions with management through confidential survey responses provided to the Corporate Secretary.

Key areas covered in the Board and committee surveys include membership; responsibilities; functionality; meetings; strategy; senior management (including succession planning); focus on performance; ensuring financial robustness; monitoring risk; compliance; and building corporate reputation. Committee members are also asked to consider whether each committee is functioning in compliance with its charter and keeping the Board adequately informed, and to review the committee's member skill sets and leadership. Survey questions for the individual Chair assessment focused on effective management of meetings and facilitation of constructive relationships and communication among Board members and with management.

3

Board Review and Implementation of Results

The Corporate Secretary compiled feedback from the self-evaluation process, including feedback from senior executives, which was discussed during the February 2024 committee and Board meetings in executive sessions.

Policies and practices were evaluated based on the self-assessment results, and the Board considered potential enhancements to Board processes. The Nominating and Governance Committee also considered director feedback in recommending the nomination of continuing directors for reelection.

Feedback from the process will also be provided to the independent outside consultant as part of the 2024 evaluation process, and may be used to refresh the evaluation process and adjust areas of focus for surveys beyond 2024.

Director Onboarding, Training, and Site Visits

Our Board is committed to understanding its governance responsibilities, evolving best practices, and all aspects of our Company and business. The Company provides an extensive orientation program that enables each new director joining the Board to become familiar with LYB and to meet with key members of the Company's management and functional leaders. All of our non-executive directors complete our onboarding program and meet with the Company's Chief Executive Officer, Chief Financial Officer, General Counsel, Chief Compliance Officer, and the other members of our Executive Committee to discuss our corporate structure, business strategy, operations, and segments, as well as compliance, investor relations, human resources, tax, accounting, and health, safety, environment, and sustainability matters, among other topics.

All of our directors are encouraged to participate in industry and governance organizations and seek out training opportunities that will provide them with continuing education on key topics. The Company will reimburse directors for the costs of such continuing education. During Board meetings, our directors hear from management on a wide range of subjects, including regulatory developments, shareholder updates, and environmental, social, and corporate governance issues and trends. Our directors also have regular opportunities to visit the Company's manufacturing and technology centers and meet with site management. In November 2023, nine members of our Board toured the Company's Houston Technology Center. In addition, Mr. Bindra, our former Chair of the HSE&S Committee who retired in May 2023, visited our Fos-sur-Mer, France facility in April 2023.

Stakeholder Engagement

We recognize the value of regular and consistent communication with our stakeholders, and engage with our investors and other stakeholders on strategy, risk management, sustainability, corporate governance, executive compensation, and other matters. In 2023, our Board adopted a Stakeholder Engagement Policy, which is available on our website, to outline our values and approach to stakeholder engagement, including shareholders. We regularly review general governance trends and emerging best practices and welcome feedback from our shareholders and other stakeholders, which is brought to our Board and helps inform its decision-making process.

We recognize the vital role that stakeholders play in our business operations and the importance of fostering positive, collaborative relationships with them. We engage daily with stakeholders globally covering a wide variety of topics and issues, including through investor events, telephone and in-person conversations, employee discussions and surveys, customer discussions and surveys, community and local engagements, and social media interactions. We know that our stakeholders have a broad range of interests, and we strive to seek their input, listen to their perspectives and expertise, and prioritize and integrate their feedback in a strategic and sustainable manner. We recognize that different stakeholder groups have unique needs and expectations, and we tailor our engagement practices to ensure effective communication and collaboration with each group.

Engagement with shareholders occurs in one-on-one meetings and calls with shareholder representatives, at our annual general meeting of shareholders, and through our regular participation in industry conferences, investor road shows, and analyst meetings. Throughout 2023, we discussed the Company's strategy and environmental, social, and governance profile with multiple investors and engaged with their questions or concerns on these and other topics. Our Chief Sustainability Officer regularly joins meetings to discuss our climate and sustainability ambitions. In addition, our independent Board Chair has joined these discussions when requested. Management updates the Board regularly on conversations with shareholders and feedback received. We are committed to remaining proactive in our engagement efforts and shareholder outreach.

Communication with the Board

Shareholders and other interested parties may communicate with the Board or any individual director. Communications should be addressed to our Corporate Secretary by email or regular mail.

Communications are distributed to the Board or to one or more individual directors, as appropriate, depending on the facts and circumstances outlined in the communication. Communications such as business solicitations or advertisements; junk mail and mass mailings; new product suggestions; product complaints; product inquiries; and resumes and other forms of job inquiries will not be relayed to the Board. In addition, material that is unduly hostile, threatening, illegal, or similarly unsuitable will be excluded. Any communication that is filtered out is made available to any director upon request.



BY EMAIL
send an email to
CorporateSecretary@LyondellBasell.com



BY MAIL
LyondellBasell Industries N.V.
c/o Corporate Secretary
4th Floor, One Vine Street
London W1J 0AH, United Kingdom

CEO and Management Succession Planning

One of the primary responsibilities of the Board is to ensure that we have a high-performing management team in place. On at least an annual basis, and as needed throughout the year, the Board conducts a detailed review of development and succession planning activities to maximize the pool of internal candidates who can assume executive officer positions without undue interruption. The Board reviews CEO and executive succession planning and ensures that executive officer reviews and evaluations are conducted at least annually by the C&TD Committee and the Board as a whole. The Board also reviews in-depth assessments of the Company's bench strength, retention, progression, and succession readiness for all other senior level managers, including succession plans for the CEO, his direct reports, and other employees critical to our continued operations and success.

Monitoring the Company's leadership development, talent management, and succession planning is also a key responsibility of our C&TD Committee, which devotes significant time to discussion and oversight of the Company's human resources strategy. Our strategy includes efforts to hire, retain, and fairly compensate a diverse and representative workforce.

Human Capital Management

Our success as a company is tied to the passion, knowledge, and talent of our global team. To achieve our purpose of creating solutions for everyday sustainable living, we must attract top performers and equip them with the tools needed to continuously grow and leverage their potential.

✅ What We Do

- ✓ We believe in integrity, diversity, and fairness

- ✓ We focus on creating a work environment that is safe, respectful, and inspires employees to strive for excellence

- ✓ We believe in championing our employees and the power of impactful collaboration

- ✓ We reward performance based on personal, team, and company results

- ✓ We engage in open and ongoing dialogue with employees and their representatives to ensure a proper balance between the best interests of the Company and its employees

- ✓ We have a Human Rights Policy available on our website at *www.LyondellBasell.com* by clicking "Sustainability," then "Reporting"



Employees*

Europe (8,783) **43%**

Other Global Locations (2,854) **14%**

U.S. and Canada (8,662) **43%**

*as of December 31, 2023

Key 2023 Focus Areas

Stepping up Performance and Culture: Our Transformation

Our culture reflects the role we seek to play in the world, what we uniquely deliver, and how we behave day to day. In 2023, LYB introduced a new long-term strategy and began the transformation of our company culture. Along with our new strategy, we identified three core values: We Champion People, We Strive for Excellence, and We Shape the Future. As part of our work last year, we established a cultural steering team and initiated a cultural ambassador program to help drive our work in advancing the transformation.

To reflect our new strategy and values, we refreshed our "LYB competencies," which provide a framework for how we behave day to day to help us achieve our strategic goals. They inform the way we hire, reward, develop, and retain our employees. Our LYB competencies focus on five key areas: Building Partnerships, Delivering Results, Driving Innovation, Growing Capabilities, and Promoting Inclusion. We introduced the new competencies to the organization in 2023 and will be further integrating them into our programs in 2024.

A key tenant of our culture is what we call GoalZERO. GoalZERO is our commitment to operating safely with zero injuries and zero process safety, product safety and environmental incidents. We cultivate a GoalZERO mindset with clear standards, regular communication, training, targeted campaigns and events, including our annual Global Safety Day. In 2023, we extended our industry-leading safety record with a total recordable incident rate of 0.139 and a process safety incident rate of 0.035. 60 of our manufacturing sites achieved GoalZERO, and 67 manufacturing sites were injury-free. As we accelerate our cultural transformation, we remain committed to our pursuit of GoalZERO safety performance and operational excellence.

Diversity, Equity, and Inclusion ("DEI")

Our vision for the future is that LYB is a place where there is genuine equal opportunity for all and DEI is embedded within our culture as deeply as safety. DEI remained a key focus in 2023. Our efforts reflect a holistic, multi-year strategy to improve representation, ensure fairness, and increase visibility and accountability to leadership.

Diversity

Cultivating a diverse workforce has a powerful impact on our culture and performance by broadening the perspectives and experiences represented in our organization. In 2022, we set five-year goals to increase the number of female senior leaders globally to at least 33% and the number of senior leaders from underrepresented populations in the U.S. to at least 29%, representing 50% increases in both groups relative to a 2022 baseline. In the long term, we have committed to achieving gender parity in global senior leadership (*i.e.*, approximately 50% women and 50% men) and population parity in U.S. senior leadership (*i.e.*, representation of underrepresented populations equal to their proportion of the U.S. population) by 2032. Our DEI goals help us retain and attract top talent and reflect the input of our employees, customers, communities, investors and other stakeholders.

In 2023, we made progress towards our goals. As of December 31, 2023, women served in 25% of global senior leadership roles, an increase from 22% in 2022. In the U.S., 19% of senior leaders were from underrepresented populations, consistent with the prior year. Our Executive pay band (the highest level of leadership) also experienced representation growth in women and underrepresented populations. Women now make up 27% of this band, an increase from 24% in 2022, while the percentage of individuals from underrepresented populations grew from 19% in 2022 to 23% in 2023. Of the ten members on our Executive Committee, comprised of senior executives who lead LyondellBasell's businesses and functions, four are women, and together, our CEO and Executive Committee represent six different nationalities.

Our increase in female representation is the result of increased external hiring and exceptional retention performance. In 2023, the attrition rate of female employees decreased from 9% in 2022 to 3% in 2023. We attribute part of this success to our focus on talent development and offering a compelling employee value proposition. For employees from underrepresented populations, hiring, promotion, and attrition rates all improved. While still higher than desired, the attrition rate for employees from underrepresented populations decreased from 14% in 2022 to 9% in 2023. This, coupled with the addition of new senior leadership roles in the U.S., resulted in flat overall representation when compared to 2022. Despite this, we still experienced a net gain in the number of employees from underrepresented populations resulting from a 21% increase in senior leadership headcount.

Equity

Our efforts to improve equity are focused on ensuring that our systems and process are fair to all employees. This also requires us to ensure we are communicating transparently with our employees. Our goal is for 100% of employees to believe they are being treated fairly. Similar to our GoalZERO safety culture, our approach to equity focuses on continuous improvement and striving for excellence. To measure our progress, we conduct annual engagement surveys with our employees. Our most recent survey in 2023 indicates that 83% of employees who responded feel they are being treated fairly.

For the third consecutive year, LYB completed a pay equity review and performance analysis. Our pay equity review compared pay for like jobs and specifically focused on base pay for gender (globally) and ethnicity (U.S. only). Consistent with 2022 findings, the review reflected that pay is generally administered fairly.

In 2023, we also implemented several practices to advance equity, including:

- Establishing an Equity Committee to ensure key People and Culture policies are developed and audited annually;
- Conducting a DEI review of our benefits, which resulted in greater coverage of employees' dependents, ongoing global plan harmonization, and enhanced mental health support; and
- Expanding our employee recognition program, Bravo!, to 33 countries and offering enhanced features to promote collaboration and the celebration of holidays globally.

Inclusion

Promoting a culture of inclusion is critical. Like our equity goal, we strive to have 100% of our employees feel they are included and belong. Our most recent engagement survey in 2023 indicates that 80% of respondents feel like they belong at the Company. To drive change, we focus our inclusion efforts on key initiatives that include learning and education, outreach, and employee networks.

We advanced our inclusion efforts with our six global networks, which are composed of diverse groups of employees championing inclusion. In 2023, we achieved 18% participation in our global networks, which is a 20% increase relative to 2022. Network programming is strongly tied to career development and business and community impact. Our engagement survey indicates that participants in our employee networks are 20% more engaged than employees who are not members of a network. Additionally, participants in employee networks are 10% more likely to report satisfaction with the Company's future than employees who are not members of a network.

Our company has prioritized and implemented DEI training to accelerate change in our workforce at all levels. In 2023, development was primarily focused on our manufacturing workforce and People and Culture professionals. We engaged 7,145 manufacturing employees with DEI training through guided topics and learning materials led by supervisors and leadership at the site level. These leader-led discussions were completed at 86 sites globally and in local languages. For our People and Culture employees, we focused on DEI upskilling and building capability to better address and champion DEI in day-to-day activities and interactions with leaders. Through regional training sessions, we trained 288 People and Culture employees in 2023. We believe our People and Culture community is in a unique position to further embed DEI into everything we do.

Global Talent Development

LYB is committed to creating continuous learning environments, providing ongoing development, growing capabilities, and unlocking potential for all employees to perform at their best. Our value, We Champion People, is underscored by our focus on growth and development in an inclusive environment. We develop our employees through a balance of experience on the job, learning from others, and formal learning.

In 2023, we expanded our LYBUniversity to include additional formal learning and development resources to empower our employees to grow their capabilities. To build skills and capabilities necessary for leaders to guide their teams through our culture transformation, we offered multiple learning opportunities. Through different learning workshops focusing on culture and change, we engaged with more than 2,000 leaders and provided resources to support the conversations and transformation with their teams. Our e-learning platform empowers employees to drive their own development through on-demand learning. More than 35% of our workforce is enrolled in the platform, and participants have completed more than 200,000 training hours building and enhancing business, technology and personal development skills. We also have a leadership development framework that offers programs with structured learning paths tailored to equip leaders at different stages with the necessary skills to excel in their current role and prepare them for future challenges.

On-the-job development is key to building the knowledge and skills to deliver our strategy. Through internal job postings, we provide transparency and opportunity for our employees to drive their development and career growth. Additionally, we held quarterly talent reviews across businesses and regions to not only identify our potential future leaders but also to identify development opportunities. As a result of this focused approach, about 70% of our openings in senior leader roles were filled by internal talent, underscoring our commitment to growing talent from within the Company.

LYB is committed to advancing our people by helping them develop achievable goals that promote personal and professional growth, providing continual on-going effective feedback to create a culture of ownership for our work and success, and supporting a culture of recognition and accountability. Our performance management process includes ongoing feedback and a formal year-end performance assessment. This year, we introduced an Equity Champion role into the year-end performance management process to listen for equitable discussions on performance. We also implemented tools and steps for reviewing equity throughout the year-end performance management process. We are committed to auditing these key programs annually to ensure that they are operating as intended.

Approach to Sustainability

As one of the world's largest producers of plastics and chemicals, we strive to use our scale and reach to make a positive impact on our planet and society. LYB is working to help tackle the global challenges of eliminating plastic waste in the environment, taking climate action, and supporting a thriving society. Our sustainability goals are key to achieving our new long-term business strategy.

OUR GOALS

🗑 PLASTIC WASTE	🌡 CLIMATE ACTION	🤝 THRIVING SOCIETY
Ending plastic waste in the environment is a critical issue of our time. There is no single solution to this challenge. We are focused on a combination of actions to achieve a circular economy for plastics.	We believe collective action and a sense of urgency are needed to address the global challenge of climate change. We are committed to delivering solutions that help advance a net zero economy.	From ensuring a safe work environment to diversity, equity and inclusion in the workplace, making products that improve quality of life, and working to align our suppliers' values with our own, we are committed to the betterment of society.
2 MILLION METRIC TONS+ of recycled and renewable-based polymers will be produced and marketed annually by 2030[1]	**NET ZERO** scope 1 and 2 greenhouse gas emissions from operations by 2050	**ZERO** incidents, injuries and accidents, based on Level 2+ incidents and including manufacturing and R&D sites
FOR EVERY DOLLAR we invest in venture funds that address the plastic waste challenge, we help catalyze another 5 dollars from co-investors	**42%** absolute scope 1 and 2 greenhouse gas emissions reduction from operations by 2030, relative to a 2020 baseline	**ACHIEVE** gender parity in senior leadership globally by 2032
ZERO plastic pellet loss to the environment from our facilities	**30%** absolute scope 3 greenhouse gas emission reduction by 2030, relative to a 2020 baseline	**INCREASE** the number of people from underrepresented groups in U.S. senior leadership roles to reflect the general population ratio by 2032
	50% minimum of electricity procured from renewable sources by 2030, based on 2020 procured levels	**ASSESS** a minimum of 70% of our key suppliers globally using sustainability criteria by 2025

[1] Production and marketing includes (i) joint venture production marketed by LYB plus our pro rata share of the remaining production produced and marketed by the joint venture, and (ii) production via third-party tolling arrangements.

2023 Actions and Milestones

We continue to take substantive action to achieve our sustainability and climate goals. Our commitment to sustainability and our progress in executing our new strategy have been recognized by organizations that assess and rate ESG performance. MSCI upgraded our ESG rating to "leader" with a score of "AA," and LYB received an "A-" in the latest CDP Climate Change disclosure, placing us in a leadership position for climate action. Noteworthy initiatives and accomplishments during 2023 are highlighted below, as well as in the Company's annual Sustainability Report, available on our website at *www.LyondellBasell.com* by clicking on "Sustainability," then "Reporting." Our Sustainability Report includes our sustainability disclosures under the Global Reporting Initiative ("GRI"), the Sustainability Accounting Standards Board ("SASB"), and the Task Force for Climate-Related Financial Disclosures ("TCFD"). For more information about how our sustainability actions and milestones impact executive compensation, see the section titled "2023 Executive Compensation Decisions in Detail—2023 Annual Bonus Payments—Sustainability" on page 53.

Ending Plastic Waste

As a leader in the global chemical industry, we understand the important role plastics play in society. They enhance people's lives as the backbone of many core applications, from healthcare to housing, food packaging and more. The challenge we face is the mismanagement of plastic waste. This is why we are accelerating our efforts to innovate, scale, and deliver solutions to turn post-use plastics into everyday products and reduce plastic waste in the environment.

In 2022, we launched our Circular and Low Carbon Solutions (CLCS) business to support our ambition to produce and market at least two million metric tons of recycled and renewable-based polymers annually by 2030.[1] Our *Circulen* portfolio of products support the reduction of plastic waste in the environment through the use of recycled and renewable materials as a feedstock. These products are produced using raw materials derived from mechanical recycling (*Circulen*Recover), advanced recycling (*Circulen*Revive), or renewable materials (*Circulen*Renew). As global demand for recycled and renewable-based plastics continues to grow, we are making investments in our CLCS business to secure feedstock supply, expand our recycling footprint, and develop scalable technologies to grow our *Circulen* family of recycled and renewable-based polymers.

In 2023, the CLCS business made significant progress investing upstream to secure plastic waste material to deliver on this recycling ambition. The investments we make under our CLCS business are focused on securing feedstock supply, expanding our recycling footprint and developing scalable technologies to grow our *Circulen* portfolio of products globally and across our business segments. Our *Circulen* products support the reduction of plastic waste in the environment through the use of recycled content as a material feedstock.

In furtherance of this goal, we formed joint ventures to build plastics recycling infrastructure in Europe, Asia, and North America. The recycled products produced by these joint ventures will be marketed through our *Circulen Recover* and *Circulen Revive* product portfolio to help meet increasing global demand for sustainable solutions. In November 2023, we made the final investment decision to build LYB's first commercial catalytic advanced recycling plant at our Wesseling, Germany site. LYB will use its proprietary *MoReTec* technology to convert post-consumer plastic waste into feedstock for delivery of new plastic materials. In addition, we entered a collaboration with two other companies to advance development of a first-of-its-kind plastic waste sorting and processing facility in the Houston, Texas area. The new facility would address a critical missing link in the plastic waste supply chain by connecting community recycling programs to new and more advanced recycling technologies that have the potential to accept a much wider variety of plastic materials.

Taking Climate Action

We are committed to reducing greenhouse gas (GHG) emissions from our global operations and value chain, and delivering solutions that advance our customers' climate ambitions. Carbon is the atom of life, and carbon molecules will continue to play a critical role in our industry. They are a key component of the products we make, so we are increasing our use of circular and sustainable sources of carbon while creating solutions to help enable the transition to a low carbon future. In 2023, we introduced a new product range, +LC (Low Carbon) solutions, manufactured using the International Sustainability and Carbon Certification PLUS (ISCC+) mass balance methodology. +LC products include core offerings from our intermediates and derivatives segment, from styrene monomers to propylene oxide (PO), with applications in various sectors, including insulation materials, automotive and consumer goods.

Within our global operations, we have set industry-leading, ambitious targets to reduce our GHG emissions and have taken concrete steps to achieve our goals. In the last two years, we accelerated our interim targets for 2030 by increasing or scope 1 and 2 GHG emissions reduction goals to 42% and establishing a scope 3 emissions reduction target of 30%, relative to a 2020 baseline.

Our ambition to reach net zero scope 1 and 2 emissions from global operations by 2050 is focused on four levers: energy efficiency; renewables and electrification; hydrogen and other technologies; and carbon capture, use and storage. This strategy encompasses our plans for organic growth, divestitures and previously announced asset closures, including the cessation of our Houston refining operations by no later than the first quarter of 2025.

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[1] Production and marketing includes (i) joint venture production marketed by LYB plus our pro rata share of the remaining production produced and marketed by the joint venture, and (ii) production via third-party tolling arrangements.

In 2023, we increased the use of renewable and low carbon energy primarily through power purchase agreements (PPAs). As of December 31, 2023, we have already completed enough PPAs globally to secure nearly 90% of our target to procure at least 50% of electricity from renewable sources by 2030, bringing our total procured renewable electricity to 1,385 megawatts. In addition, we are exploring the potential to design, build, and operate a pilot electric steam cracking furnace in the United States. In 2023, we also established our inaugural green financing framework, which reflects the decisive steps we are taking to allocate capital toward initiatives aligned with our approach to sustainability, and issued a $500 million green bond, the net proceeds of which will be allocated toward eligible green projects.

We recognize the vital role we play in maintaining and enhancing the health and prosperity of our planet. We aim to cultivate our planet by unlocking opportunities to protect precious resources, from resource recovery to water efficiencies, and mitigating the destruction of critical ecosystems. In 2023, we made significant progress in the development of our environmental strategy, establishing a clear action plan to execute in the years ahead. We also endorsed the United Nations CEO Water Mandate, committing to adopting and implementing a comprehensive approach to water management. Work in 2023 included evaluating ways to improve our water governance, and assessing our water-related opportunities, risks, management approaches and documentation. This work provides the foundation for our planned site-specific evaluations at our large sites and those located in high water stress regions.

Supporting a Thriving Society

We are working to achieve a thriving society where every individual has the opportunity to reach their full potential. We actively contribute to a thriving society through our relentless pursuit of safety, operational excellence, and a diverse, inclusive and equitable workforce. We partner with the communities where we operate to make positive impacts, and are committed to giving back by partnering with local organizations on initiatives to address critical needs. In 2023, our people volunteered more than 21,000 hours across our sites. LYB donated more than $14 million to community investments, including financial and in-kind donations and the total value of employee volunteer hours.

LYB is committed to conducting business in an ethical and responsible manner. Our Code of Conduct embodies our dedication to conducting business ethically and responsibly and our Human Rights Policy sets forth our commitment to upholding human rights throughout our global operations. We have adopted a Global Procurement Policy that outlines a framework of principles and requirements to ensure compliance with our Human Rights Policy, and have incorporated in our standard contracts and purchase order terms and conditions a Supplier Code of Conduct. We evaluate our suppliers' compliance through risk assessments, ratings, audits, and sustainability assessments. In 2023, we formed our Global Sustainable Procurement program to accelerate improvement in our supply chain and completed a supplier sustainability risk mapping project using the EcoVadis IQ platform to gain a detailed view of the risks in the areas of environment, social standards, and ethical risk. We surpassed our initial target of 700 supplier assessments, achieving over 1500 rated suppliers. In addition, we launched our Together for Sustainability ("TfS") audit program in 2023. We foster relationships across our entire value chain to create better outcomes, successfully address global challenges, and amplify our impact on society and the planet.

Board Oversight of Risk

BOARD OF DIRECTORS

As part of its overall responsibility for governance and oversight of the Company, the Board has empowered its committees with oversight responsibility for the risks described below, which are tailored to each committee's area of focus and set forth in its charter. Although each committee is responsible for evaluating and overseeing the management of certain risks, the entire Board is regularly informed of such risks through committee reports, presented at every regularly scheduled Board meeting, and through regular communication with management. The Board is responsible for ensuring that the risk management processes designed and implemented by management are functioning and for fostering a culture of risk-adjusted decision-making throughout the organization.



Audit Committee	C&TD Committee	Nom-Gov Committee	HSE&S Committee	Finance Committee
• Responsible for ensuring that an effective risk assessment process is in place, and reports are made by management to the Audit Committee in accordance with NYSE requirements. • Oversees enterprise-wide financial risks and reviews cybersecurity performance and risk • Oversees financial statements, independent accountants, internal audit function, related party transactions, internal controls; • Oversees compliance programs and EthicsPoint reporting helpline	• Responsible for the Company's executive compensation programs, and evaluates risks in connection with such programs • Oversees talent management and related risks, including our DEI initiatives • Monitors talent development and responsible for management retention, recruitment, and succession planning	• Oversees the Company's overall ESG profile and strategy • Reviews corporate governance practices and develops, reviews, and recommends corporate governance guidelines and policies • Responsible for director succession planning	• Reviews and monitors health and safety risks, programs, statistics and incidents (including major health, safety, environment, and security events) • Reviews and monitors environmental and sustainability risks, goals, trends and impacts, including climate initiatives and risk • Oversees sustainability reporting	• Oversees strategic transactions, including those that may impact our capital position • Reviews our tax strategy and planning • Reviews our capital structure, capital allocation, dividend policy, share repurchase programs, dept profile, and hedging strategies



MANAGEMENT

Senior leadership is responsible for assessing and managing the Company's day-to-day risks and related control systems. Our CEO manages the Company's risk profile through his Executive Committee, comprised of senior executives who lead our business segments and key functions. Our CEO and his Executive Committee meet regularly to identify, monitor, assess, mitigate, and report risks. The members of the Executive Committee play an important role in managing risks, and they include, among others: our Chief Financial Officer, who oversees our tax, treasury, internal audit, financial, M&A and strategic planning functions; our General Counsel, who oversees our Enterprise Risk Management organization and our procurement, compliance and legal functions; our Chief Innovation Officer, who oversees information technology, cybersecurity, and data privacy; our Executive Vice President, Sustainability and Corporate Affairs, who is responsible for our sustainability strategy and reporting; our Executive Vice President, People and Culture, who is responsible for talent management and DEI initiatives; and our Executive Vice President, Operational Excellence and HSE, who oversees health, safety, and environmental risks. Senior leadership is supported by the Company's Enterprise Risk Management organization, composed of employees dedicated to deploying our enterprise-wide risk management framework, and the standing Risk Management Committee, which is led by our CEO, CFO and General Counsel and reviews certain financial and strategic transactions for compliance with risk management policies and procedures. In addition, through a variety of policies and procedures, senior management is assisted by their respective leadership teams and organizations in identifying, monitoring, mitigating, and reporting risks and developing risk management plans aligned with the Company's enterprise risk management framework. The results of the risk management processes and updates on material risks are reported to the Board and its committees on a regular basis.

Selected Areas of Board Oversight

OVERSIGHT OF STRATEGY

Our Board is responsible for providing governance and oversight over the strategy, operations, and management of our Company. The primary means by which our Board oversees the Company's short-, intermediate-, and long-term risks is through regular communication with management. At each Board meeting, members of management are asked to report to the Board and, when appropriate, specific committees. These presentations provide members of the Board with direct communication with management and the information necessary for a full understanding of the Company's risk profile, including information regarding the Company's strategy, specific risk environment, exposures potentially affecting our operations, and the Company's plans to address such risks. In addition to providing general updates on the Company's operational and financial condition, members of management report to the Board about the Company's outlook, forecasts, and any impediments to meeting them or to successfully pursuing the Company's strategy more generally. In 2023, management and the Board reviewed progress on the Company's strategy at each of its regularly-scheduled meetings and discussed progress, challenges and lessons learned at its annual strategy meeting in July, including a deep dive review of the Value Enhancement Program.

OVERSIGHT OF CYBERSECURITY

We recognize the risk posed by global cybersecurity threats, and our Board is regularly updated on emerging risks and maintains oversight of the Company's cybersecurity program implemented to address them. In 2023, management provided a detailed cybersecurity update to the Board and led discussions on specific cybersecurity and process control topics at its September meeting. The Audit Committee also reviewed updates to the Company's cybersecurity dashboard, which summarizes key security metrics and activities, at each of its regularly-scheduled meetings and participated in a detailed discussion at its August meeting, including a discussion led by members of PricewaterhouseCoopers' Cyber and Privacy Innovation Institute. The Company is not aware of any material incidents relating to the Company or third-party information systems security affecting the safety of our operations or ability to serve customers or significant breaches of personal information in the past three years. The Company had no fines from data protection authorities in the past three years and maintains a cybersecurity insurance policy.

OVERSIGHT OF ENVIRONMENTAL, SOCIAL, AND GOVERNANCE MATTERS

Our Board is committed to sustainability, social responsibility, and good corporate governance and delegates oversight to its committees.

Our **Health, Safety, Environmental, and Sustainability (HSE&S) Committee** oversees risks and opportunities related to safety, sustainability and climate change. Management reports on key sustainability and climate topics and initiatives at each regularly scheduled HSE&S Committee meeting, and the Board participates in a deep dive on sustainability strategy and actions at least annually. During the Board's annual strategy meeting in July 2023, the Board reviewed the Company's strategy, progress, and programs related to its goals on sustainability, climate and the circular economy, and the HSE&S Committee reviewed updates to the Company's ESG dashboard, which summarizes key environmental, social and governance metrics and activities, at each of its regularly-scheduled meetings.

Our **Compensation and Talent Development (C&TD) Committee** oversees our talent management practices, including compensation policies and practices, succession planning, and our DEI strategy, initiatives, and progress. The C&TD Committee monitors the Company's compensation policies and practices to determine whether its risk management objectives are being met with respect to incentivizing its employees. The Company believes that its compensation arrangements do not encourage excessive risk taking and that its compensation programs and policies are not reasonably likely to have a material adverse effect on the Company. We recognize the importance of diversity at all levels of our organization, and our C&TD Committee reviews our progress on our DEI and talent development goals with management regularly to improve transparency and outcomes. DEI remained one of the four primary goal areas for our human resources department in 2023, and our EVP of People and Culture routinely updates the C&TD Committee on progress. In 2023, the Board reviewed succession planning, talent development and progress towards DEI goals at two of its regularly-scheduled meetings. The Board conducted a detailed discussion on DEI as part of its annual strategy session in July, reviewing details on initiatives to accelerate the attraction and development of diverse talent, close experience gaps, advance high potential and diverse leaders, and identify weaknesses in the talent pipeline.

Our **Nominating and Governance (Nom-Gov) Committee** oversees the Company's corporate governance practices and related risks. The Nom-Gov Committee reviews our corporate governance policies and Board committee charters annually and approves amendments as needed to align with evolving U.S. and Dutch governance best practices and regulatory developments. In 2023, our Nom-Gov Committee reviewed updates to the Dutch Corporate Governance Code, approved amendments to various committee charters, and adopted a new Board profile establishing guidelines for the selection of director candidates. Our Nom-Gov Committee is also responsible for Board succession planning, Board refreshment, and recruiting and recommending nominees to the full Board for election. In 2023, our Nom-Gov Committee evaluated numerous candidates and successfully recruited our new director nominee.

Enterprise Risk Management

LYB's Enterprise Risk Management (ERM) organization, led by our General Counsel, is responsible for defining our overall risk profile and overseeing our risk management programs. Our ERM team aims to integrate a forward-thinking risk culture into every level of our organization by providing actionable risk management insights to leadership and equipping employees and management with tailored frameworks, tools, and processes to address significant threats and opportunities.

In 2023, our ERM function focused on four strategic priorities: (1) enterprise level risks, (2) departmental risks, (3) climate change risk management, and (4) building risk management capabilities.

Enterprise Level Risks

Enterprise level risks are threats and opportunities that have the potential to impact LYB's overarching objectives, operations, and reputation. Our CEO and the Executive Committee play a key role in identifying, reviewing, and managing enterprise level risks. Each year, our ERM team leads a risk workshop with the CEO and his Executive Committee and senior leaders to refresh our enterprise risk profile. Together, the participants validate existing enterprise risks (both opportunities and threats), select new and emerging risks to add to the risk register, and ensure risk ownership is appropriately assigned across the organization. The updated enterprise risk profile is reviewed and approved by the Board annually at its September meeting. The direct line of communication between the Board, members of management, and the ERM function fosters a culture of accountability and collaboration throughout the organization, and allows the Board and its committees to better assess the management of the Company's day-to-day risks.

Departmental Risks

Departmental risks are specific to a particular business unit, project, or operational area within the organization, and are identified through surveys, workshops, and interviews facilitated by the ERM team. Workshops are conducted periodically to validate existing risks, identify new and emerging risks, and assign individual risk ownership. Common risks across multiple departments are elevated to the Executive Committee. This dual approach blends both top-down and bottom-up perspectives and cultivates a culture where risk considerations are intrinsic to decision-making processes.

Climate Change Risk Management

Climate change risks include both physical risks stemming from the direct impact of climate change on the environment and our assets and operations, and transition risks and opportunities that arise from the global shift toward a lower carbon and more sustainable economy. Our Executive Vice President, Operational Excellence and HSE oversees climate-related risk exposures throughout LYB and our extended supply chain, supported by our Operational Excellence, Sustainability, and ERM organizations and cross-functional steering committees. We address specific climate-related risks through structured response plans, which are implemented through our Sustainability Council and NetZero Transition Steering Committee, with input and alignment from the Executive Committee and the HSE&S Committee of the Board. We utilize the Task Force on Climate-Related Financial Disclosures (TCFD) framework to guide our approach to reporting and disclosure, underscoring our commitment to transparency.

Building Risk Management Capabilities

The ERM function spearheads various initiatives focused on cultivating skills, processes, and tools essential for robust risk identification, assessment, and mitigation across all organizational tiers. One such initiative is the Global Risk Champions Network, a diverse group of LYB employees who serve as a bridge between the ERM function and the broader business. Our Risk Champions facilitate cross-functional communication, integrate risk considerations across different business functions, and foster collaboration and a unified approach to risk management throughout LYB.

Board and Committee Information

This section provides board and committee membership information as of the date of this proxy statement. For more information about our 2024 director nominees and committee membership following the 2024 Annual General Meeting, including Ms. Karlin's proposed committee appointments, see "Item 1 Election of Directors" on page 10.

The Board currently has five standing committees, each consisting entirely of independent directors:

- Audit Committee
- Compensation and Talent Development ("C&TD") Committee
- Nominating and Governance Committee
- Health, Safety, Environmental, and Sustainability ("HSE&S") Committee
- Finance Committee

Our Audit Committee meets at least five times each year in alignment with our financial reporting and audit cycle, and our C&TD Committee, Nominating and Governance Committee, and HSE&S Committee each meet at least four times each year in connection with regularly scheduled Board meetings (other than the Board's strategy session held in July), and hold additional meetings as needed. Our Finance Committee meets as needed to oversee the matters it is responsible for. Committees regularly receive reports from LYB management, report on committee actions to the Board, and may retain outside advisors.

In 2023, the Board held six regularly scheduled meetings. Our directors' average attendance rate at Board and committee meetings was 97%, and each of our current directors attended at least 93% of the total meetings of the Board and committees of which he or she was a member. Our Chair is a member of the Audit Committee, Nominating and Governance Committee and Finance Committee, and regularly attends meetings of the C&TD Committee. Although the Company does not maintain a policy regarding directors' attendance at its general meetings of shareholders, both our Chair and CEO attend the Company's annual general meeting each year and will attend the 2024 annual general meeting (the "Annual Meeting").

The table below provides membership and meeting information for each of the Board's standing committees as of the date of this proxy statement.

Name	Audit	Compensation & Talent Development	Nominating & Governance	HSE&S	Finance
Jacques Aigrain	Member		Member		Member
Lincoln Benet			Member		Chair
Robin Buchanan			Member	Member	
Tony Chase	Member	Member			
Bob Dudley				Member	Member
Claire Farley	Member		Chair		
Rita Griffin		Member		Chair	
Michael Hanley	Chair				Member
Virginia Kamsky		Member		Member	
Albert Manifold		Chair		Member	
Peter Vanacker					
2023 MEETINGS	**5**	**4**	**4**	**5**	**3**

Chair — Member

Each of our committees has a written charter, approved by the Board. The charters can be found on our website at *www.LyondellBasell.com* by clicking on "Investors," then "Corporate Governance," then "Board of Directors." Each committee annually reviews and recommends any changes to its charter and conducts an evaluation of committee performance with respect to delegated duties and responsibilities.

Audit Committee

Chair: Michael Hanley*
Members: Jacques Aigrain*, Tony Chase*, Claire Farley
Independence: All Members

5 Meetings
83% Attendance

* Audit Committee Financial Experts

The Audit Committee is responsible for overseeing all matters relating to our financial statements and reporting, our internal audit function and independent auditors, and our compliance function. Listed below are the general responsibilities of the Audit Committee.

- Independent Auditor — Engage external auditor, review performance, and approve compensation; review independence and establish policies relating to the hiring of auditor employees; and pre-approve audit and non-audit services;
- Internal Audit — Review plans, staffing, and activities of the internal audit function and its effectiveness;
- Financial Statements — Review financial statements and earnings releases; discuss and review accounting policies and practices and external auditor reviews; and discuss and review the effectiveness of internal controls;
- Risk Management — Monitor the Company's major financial and other risk exposures, including oversight of the Company's policies and guidelines with respect to risk assessment and management, information technology and cybersecurity risks; and
- Compliance — Review plans, staffing, and activities of the compliance function and its effectiveness; establish and review procedures for complaints, including anonymous complaints regarding accounting, controls, and auditing; and review the Company's Code of Conduct and system for monitoring compliance therewith.

Our Board has determined that all Audit Committee members are independent under the NYSE listing standards, our categorical independence standards, and the heightened independence requirements applicable to audit committee members under Securities and Exchange Commission ("SEC") rules. Our Board has also determined that all Audit Committee members are financially literate in accordance with the NYSE listing standards and that Messrs. Hanley, Aigrain, and Chase qualify as audit committee financial experts under SEC rules.

Compensation and Talent Development ("C&TD") Committee

Chair: Albert Manifold
Members: Tony Chase, Rita Griffin, Virginia Kamsky
Independence: All Members

4 Meetings
100% Attendance

The C&TD Committee is responsible for overseeing our executive compensation, talent management and diversity, equity and inclusion ("DEI") programs and developing the Company's compensation philosophy.

In fulfilling its responsibility for the oversight of compensation matters, the C&TD Committee may delegate authority for day-to-day administration and interpretation of the Company's compensation plans to Company employees, including responsibility for the selection of participants, determination of award levels within plan parameters, and approval of award documents. The C&TD Committee may not, however, delegate authority for matters affecting the compensation and benefits of the Company's executive officers. The C&TD Committee's responsibilities include the following:

- Executive Compensation — Approve the compensation and benefits of executive officers; review executive compensation practices to ensure consistency with corporate objectives; review and approve CEO goals and objectives and evaluate CEO performance; and make recommendations to the Board regarding CEO and other executive officer compensation;
- Company Compensation and Benefits — Review the Company's compensation philosophy, programs, and practices; review and approve pension and benefit arrangements as well as funding of pension and benefit plans; review pay equity for the Company; and make recommendations to the Board on these subjects; and
- Talent Management — Review the Company's organizational leadership structure and oversee leadership development, talent management, DEI initiatives, and succession and continuity planning for the CEO and other executive officers.

Our Board has determined that all C&TD Committee members are independent under the NYSE listing standards, our categorical independence standards, and other independence requirements applicable to compensation committee members under NYSE rules.

Compensation Committee Interlocks and Insider Participation — No member of the C&TD Committee serves or has served as an officer or employee of the Company or any of our subsidiaries and, during 2023, no executive officer served on the compensation committee or board of any entity that employed any member of our C&TD Committee or Board.

For additional information on the C&TD Committee, including information regarding compensation consultants engaged during 2023, see the "Compensation Discussion and Analysis" beginning on page 46.

Nominating and Governance Committee

Chair: Claire Farley
Members: Jacques Aigrain, Lincoln Benet, Robin Buchanan
Independence: All Members

4 Meetings
100% Attendance

The Nominating and Governance Committee is primarily responsible for identifying nominees for election to the Board and overseeing matters regarding corporate governance.

To fulfill those duties, the Nominating and Governance Committee has the responsibilities summarized below:

- Directors and Director Nominees — Identify and recommend candidates for membership on the Board and recommend committee memberships; director recruitment and succession planning;
- Director Compensation — Evaluate and recommend director compensation;
- Environmental, Social, and Corporate Governance Matters — Review the Company's environmental, social, and governance profile and make necessary recommendations; review and propose modifications to the Company's corporate governance documents and policies; review strategy and ratings; and review and comment on shareholder proposals; and
- Administrative — Coordinate evaluations by committees and the full Board.

Health, Safety, Environmental and Sustainability ("HSE&S") Committee

Chair: Rita Griffin
Members: Robin Buchanan, Bob Dudley, Virginia Kamsky, Albert Manifold
Independence: All Members

5 Meetings
100% Attendance

The HSE&S Committee assists the Board in its oversight responsibilities by assessing the effectiveness of health, safety, environmental, and sustainability programs and initiatives that support Company policies.

The specific responsibilities of the HSE&S Committee are summarized below:

- HSE — Review and monitor the Company's health, safety, environmental and climate policies and performance results, including processes to ensure compliance with applicable laws and regulations; review with management environment, health, safety, and product stewardship issues that can have a material impact on the Company; and review the status of related policies, programs, and practices;
- Sustainability — Provide oversight of the Company's sustainability programs, initiatives, and activities; review with management relevant sustainability risks and trends; and monitor the Company's progress on sustainability targets, ambitions, and reporting; and
- Audit — Review and approve the scope of the Company's health, safety, and environmental audit program; regularly monitor audit program results; and review and approve the annual budget for the health, safety, and environmental audit program.

Finance Committee

Chair: Lincoln Benet
Members: Jacques Aigrain, Bob Dudley, Michael Hanley
Independence: All Members

3 Meetings
100% Attendance

The Finance Committee is responsible for monitoring and assessing such matters as the Company's capital structure and allocation, strategic transactions, debt portfolio, and tax and derivative strategies.

In fulfilling its duties, the Finance Committee has the responsibilities summarized below:

- Strategy — Review analyses and provide guidance and advice regarding acquisitions and divestments and discuss and review the Company's tax strategies, planning, and related structures;
- Capital — Review the Company's capital structure and capital allocation, including organic and inorganic investments; review and discuss the Company's dividend policy; and review and discuss share repurchase activities and plans; and
- Securities and Financing — Review and discuss the Company's debt portfolio, credit facilities, compliance with financial covenants, commodity, interest rate, and currency derivative strategies, and proposed securities offerings.

Other Governance Matters

Retirement Policy and Term Limits

Our Corporate Governance Guidelines and Rules for the Board of Directors provide that directors will not be re-nominated for election to the Board after they reach the age of 75. While the Board does not believe there is a specific age after which directors should no longer serve on boards, it does believe mandatory retirement ages are useful for promoting board refreshment; no waivers or exceptions to the rules have been granted and, since 2019, the Board has nominated five new directors to fill vacancies created by director retirements after reaching our mandatory retirement age.

The Board has not adopted term limits for its members. The Nominating and Governance Committee and the full Board regularly discuss board succession and refreshment and strive to maintain a balance of directors with varying lengths of service and ages. While the Board recognizes that term limits could assist in this regard, they may have the unintended consequence of causing the Board and the Company to lose the contribution of directors who over time have developed enhanced knowledge and valuable insight into the Company and its operations. The Board believes that the mandatory retirement age and an annual evaluation process for deciding whether to re-nominate individuals for election are currently more effective means of ensuring board refreshment and renewal, while also allowing for continuity of service.

Code of Conduct

In addition to a Code of Conduct for all employees and directors, the Company has a Financial Code of Ethics specifically for our CEO, CFO, CAO and persons performing similar functions. Our Code of Conduct covers a wide range of important topics including fair and accurate business dealings, corruption, health and safety, discrimination, and environmental protection. Copies of these codes can be found on our website at *www.LyondellBasell.com* by clicking on "Investors," then "Corporate Governance." Any waivers of the codes must be approved, in advance, by our Board, and any amendments to or waivers from the codes that apply to our executive officers and directors will be posted on the "Corporate Governance" section of our website.

We expect all employees to report possible violations or concerns regarding our Code of Conduct. We offer an independent whistleblower helpline and website, EthicsPoint, that enables employees and other stakeholders to report complaints anonymously. Our Chief Compliance Officer, who has a direct reporting line to the Audit Committee, provides regular reports to the Audit Committee on compliance with the Company's Code of Conduct, related training programs, and complaints received and investigated by the compliance function.

Public Policy & Political Engagement

We believe active participation in the political process is essential to our long-term success. LYB advances our public policy agenda through direct lobbying, involvement in various trade associations, and the LyondellBasell Political Action Committee (LYB PAC). Transparency and accountability are embedded into our public policy, political spending and lobbying actions. The Company maintains policies and procedures consistent with our Code of Conduct that support continued compliance with applicable political laws and regulations. Our engagement, including public policy advocacy directly and through trade associations, is subject to oversight by our senior management and CEO. In addition, the LYB PAC Board is responsible for the management of all LYB PAC activities, including the approval of all LYB PAC distributions.

LYB does not make direct political contributions to political parties or candidates using company resources (including monetary and in-kind services), even where permitted by law. All political contributions to political parties or candidates are made solely through the LYB PAC, which is funded and managed voluntarily by employees. All financial contributions strictly adhere to federal and state laws regarding contribution limits on amount and source, criteria and reporting requirements. We refrain from making political contributions in any country other than the United States. All political contributions are made without regard to the personal political affiliations or views of any individual employee at any level across the organization.

Our advocacy activities are directed toward advancing LYB's business interests, to foster the protection and advancement of our operations and industries and not the personal political preferences of our executives or employees. LYB's strategy is grounded in safe and reliable operation of all assets. Contributions are based upon advancing our business goals in a broad range of public policies, including, but not limited to: promoting a stable and predictable regulatory framework for our operations; advancing circularity initiatives, including recycling programs, extended producer responsibility regimes, and advanced and chemical recycling; fair and equitable tax policies that promote economic investment, job creation and global competitiveness; improving energy efficiency and sustainability programs, policies and activities; advancing innovation and technology in manufacturing; and improving work development programs to meet the needs of industry. Our contributions are consistent with the Company's public policies on sustainability, advancing a circular economy and addressing climate change. Moreover, LYB policy prohibits directors and employees from using company resources for personal political causes or candidates, and specifies that LYB will not directly or indirectly reimburse any personal political contributions or expenses.

LYB has an established practice to determine which public policy issues are important to the Company. This process includes soliciting input from relevant business and functional departments. Key issues are discussed and prioritized by members of senior management.

In all of the Company's advocacy activities, we are committed to corporate responsibility, compliance and transparency. In 2023, LYB published its first Climate Advocacy Report, which describes our approach to climate advocacy including detailing our climate policy positions, setting out our approach to participating in trade associations, and publishing our first-ever review and evaluation of trade association alignment with our climate policy positions. Our Climate Advocacy Report is available on our website at *www.LyondellBasell.com* by clicking "Sustainability," then "Reporting." In addition, the Company discloses its U.S. federal, state and local lobbying activity and expenditures as required by law. More information, including our statement of Principles for Public Policy for Sustainability, is available on our website at *www.LyondellBasell.com* by clicking "Sustainability," then "Public Policy & Political Engagement."

Dutch Corporate Governance Code

As a Dutch incorporated entity, we are subject to the Dutch Corporate Governance Code. The Code, most recently amended in 2022 and a copy of which can be found at *www.mccg.nl/english*, is a statement of principles and best practices for Dutch companies with an emphasis on integrity, transparency, and accountability as the primary means of achieving good governance. The Code's compliance principle is "comply-or-explain," which permits a Dutch company to comply with the best practices outlined in the Code or explain why the company has chosen to apply different practices.

The principles and practices prescribed by the Code are largely consistent with NYSE and SEC requirements and best practices for U.S. companies. Our Dutch Annual Report, which accompanies our 2023 Dutch Annual Accounts and can be found on our website at *www.LyondellBasell.com* by clicking "Investors," then "Company Reports," discloses those instances where we have chosen to apply practices that differ from the Code. In general, these instances arise from our decision to apply practices that are more common or appropriate for NYSE traded companies than those called for by the Code. For example, although the Board's categorical standards for director independence incorporate the standards of both the Code and the NYSE, our Board has chosen to apply the standards of the NYSE where the two conflict, including with respect to the independence classification of directors nominated by Access Industries, a greater than 10% shareholder. Our Board believes that application of the NYSE independence standards is more appropriate for LYB, which is listed only on the NYSE and not on any exchange in the Netherlands. Our Board further believes that the service of Access nominees on the Company's key independent committees provides those committees with shareholder perspective and the significant skills, experience, and qualifications of these directors, to the benefit of the Board, the Company, and our stakeholders more generally.

Indemnification

We indemnify members of our Board to the fullest extent permitted by law so they will be free from undue concern about personal liability in connection with their service to the Company. Our Articles of Association establish this indemnification right, and we have also entered into agreements with each of our directors contractually obligating us to indemnify them.

Director Compensation

Our Nominating and Governance Committee reviews director compensation on an annual basis and recommends any changes in compensation determined advisable. The Board seeks to award compensation that fairly compensates directors for the work required by membership on our Board and aligns director interests with those of our shareholders. The Nominating and Governance Committee periodically receives advice from Pearl Meyer & Partners, LLC ("Pearl Meyer"), the Board's independent compensation consultant, on director compensation practices and gives consideration to the qualifications and caliber of the Company's directors and significant commitment required for service on our Board, including the additional time and effort required by overseas travel for many of our Board meetings.

Following its annual review in November 2023, the Nominating and Governance Committee recommended increasing the annual retainer for the Chair of the HSE&S Committee from $20,000 to $27,500, commensurate with the annual retainer for the Chairs of the Audit Committee and C&TD Committee. No other changes to director compensation were recommended, and the Board approved the updated director compensation policy effective January 1, 2024. No other increases to board retainers have been approved since 2014, apart from an increase in the annual retainer for the Board Chair in 2018.

> **Excluding Chair retainers, 10 years with no director pay increase**

Our non-executive directors receive cash compensation and equity compensation, in the form of restricted stock units ("RSUs"), for their service on the Board and its committees. Members of the Board have the option to elect to receive all or a portion of the cash component of their compensation in Company shares. Our CEO does not receive any additional compensation for his service as a director.

Board Retainer	Cash	RSUs
Chair of the Board	$325,000	$325,000
Members	$115,000	$170,000

Committee Retainers	Chairs	Members
Audit	$27,500	$15,000
Compensation & Talent Development	$27,500	$10,000
Nominating & Governance	$20,000	$10,000
Health, Safety, Environmental & Sustainability	$27,500	$10,000
Finance	$20,000	$10,000

In addition to the retainers shown above, we provide members of the Board with a cash payment of $5,000 for each intercontinental trip taken in performing board service.

Share Ownership Guidelines

Members of our Board are subject to Share Ownership Guidelines. Under the Share Ownership Guidelines, non-executive directors are prohibited from selling any shares of the Company until they own shares that are valued at no less than six times their annual cash retainer for Board service, or $690,000 for all directors other than our Chair, whose ownership requirement is $1,950,000. Under the guidelines, only shares beneficially owned and RSUs (net of the anticipated tax obligation on vesting, estimated for these purposes at 50%) count towards meeting the ownership thresholds. Once a director has reached his or her required ownership level, he or she may not sell shares that would bring ownership below the threshold level.

Prohibition on Hedging and Pledging Shares

Pursuant to our Policy Prohibiting Insider Trading, directors are prohibited from purchasing, selling, or writing options on the Company's shares, engaging in short sales, participating in other derivative or short-term purchase or sale transactions, or otherwise engaging in transactions that would enable them to hedge against any decrease in our share price. Directors are also prohibited from pledging Company shares as collateral for personal loans or other obligations, including holding shares in a brokerage margin account. These restrictions extend to directors' immediate family members and certain related entities and are intended to keep the interests of our directors aligned with the long-term interests of the Company and our shareholders.

Director Compensation in 2023

Name	Fees Earned or Paid in Cash ($)[2]	Stock Awards ($)[3]	All Other Compensation ($)[4]	Total ($)
Jacques Aigrain	346,849	320,182	12,691	679,722
Lincoln Benet	145,000	167,474	5,000	317,474
Jagjeet Bindra[1]	57,123	—	15,188	72,311
Robin Buchanan	135,000	167,474	—	302,474
Tony Chase	70,000	247,899	13,856	331,755
Nance Dicciani[1]	20,890	42,626	10,188	73,704
Bob Dudley	135,000	167,474	20,000	322,474
Claire Farley	150,000	167,474	23,856	341,330
Rita Griffin[1]	90,178	169,510	15,000	274,688
Michael Hanley	152,500	167,474	24,600	344,574
Virginia Kamsky	135,000	167,474	24,724	327,198
Albert Manifold	141,041	167,474	5,000	313,515

[1] Mr. Bindra and Ms. Dicciani retired from the Board on May 19, 2023. Ms. Griffin was elected to the Board on May 19, 2023.
[2] Includes retainers for services earned or paid through December 31, 2023. Mr. Chase and Ms. Dicciani elected to receive a portion of the cash component of their compensation in the form of shares of our common stock.
[3] Represents annual grants of RSUs for all directors and shares of stock issued in lieu of cash compensation for Mr. Chase and Ms. Dicciani.
The annual grants of RSUs are made in conjunction with the Board's regularly scheduled meeting in May of each year. The terms of the RSUs provide for vesting one year from the date of grant and for cash dividend equivalent payments when dividends are paid on the Company's shares. In 2023, the annual grant for each continuing director, other than Mr. Aigrain and Ms. Griffin, was 1,860 units. Mr. Aigrain received 3,556 units, and Ms. Griffin received 1,865 units upon her election to the Board. These awards are the only stock awards outstanding at 2023 fiscal year-end for the non-executive directors. In accordance with FASB Topic ASC 718, Compensation — Stock Compensation ("ASC 718"), the grant date fair value of the awards is the number of units granted times the fair market value of our shares on that date. See Note 16 to the Consolidated Financial Statements included in our Form 10-K for the year ended December 31, 2023 for a description of accounting for equity-based compensation.
The shares received in lieu of cash compensation are issued at the same time quarterly cash payments for retainers and travel fees are otherwise made. The number of shares issued is based on the average of the closing price of the Company's shares over the quarter in which the compensation was earned. The shares issued in lieu of cash compensation in 2023 were as follows: Mr. Chase — 857 shares; Ms. Dicciani — 454 shares.
[4] Includes $5,000 for each intercontinental trip taken for work performed for the Company, other than Ms. Dicciani and Mr. Chase, who each elected to receive part of their travel fees in shares. Also includes benefits in kind related to tax preparation and advice related to the directors' UK tax returns, payments and circumstances. The Company provides these services, through a third party, to members of our Board because of our unique incorporation and tax domicile situation. For Mr. Aigrain, also includes the approximate incremental cost to the Company for the personal use of Company aircraft by a family member travelling with Mr. Aigrain in 2023. Approximate incremental cost for travel on Company aircraft has been determined based on the total trip charge for each flight segment divided by the total number of passengers traveling on that segment.

Item 2
Discharge of Directors from Liability

☑ **The Board recommends that you vote FOR the discharge of our directors from liability for the performance of their duties in 2023.**

Under Dutch law, shareholders may discharge the Company's Board of Directors from liability in connection with the exercise of duties during the most recently completed fiscal year. The discharge does not affect any potential liability under the laws of The Netherlands relating to liability upon bankruptcy and does not extend to matters that have not been disclosed to shareholders. It is proposed that shareholders resolve to discharge the Company's executive and non-executive directors in office in 2023 from liability in connection with the exercise of their respective duties during the year.

Item 3
Adoption of Dutch Statutory Annual Accounts

☑ **The Board recommends that you vote FOR the adoption of our 2023 Dutch statutory annual accounts.**

At the Annual Meeting, you will be asked to adopt our Dutch statutory annual accounts for the year ended December 31, 2023, as required under Dutch law and our Articles of Association. Our Dutch statutory annual accounts are prepared in accordance with international financial reporting standards ("IFRS") and Dutch law. A copy of the 2023 Dutch statutory annual accounts can be accessed through our website at *www.LyondellBasell.com* by clicking "Investors," then "Company Reports," and may be obtained free of charge by request to our Corporate Secretary at *CorporateSecretary@LyondellBasell.com*.

The Company paid an aggregate of $5.00 per share in dividends from its 2023 Dutch statutory annual accounts, for a total of approximately $1.6 billion. This includes interim dividends of $1.25 per share paid in each of the second, third and fourth quarters of 2023 and the first quarter of 2024.

Discussion of Dividend Policy

Pursuant to the Dutch Corporate Governance Code, we provide shareholders with an opportunity to discuss our dividend policy and any major changes in that policy each year at our annual general meeting.

Our dividend policy continues to be to pay a consistent quarterly dividend, with the goal of increasing the dividend over time. Through March 31, 2024, we have paid an aggregate of approximately $23.2 billion in dividends since we began our dividend program in 2011, increasing the dividend payments from $0.10 per share in the second quarter of 2011 to the current rate of $1.25 per share. 2023 marked the Company's thirteenth consecutive year of regular dividend growth. The Company's strong balance sheet and results of operations support the continuation of this quarterly dividend program.

Pursuant to our Articles of Association, the Board has determined the amount, if any, out of our annual profits to be allocated to reserves prior to the payment of dividends. The portion of our annual profits that remains after the reservation is available for dividend payments as approved by shareholders. The determination to pay any dividends will be made after a review of the Company's expected earnings, the economic environment, financial position, and prospects of the Company, and any other considerations deemed relevant by the Board.

Item 4

Appointment of PricewaterhouseCoopers Accountants N.V. as the Auditor of our Dutch Statutory Annual Accounts

☑ **The Board recommends that you vote FOR the appointment of PricewaterhouseCoopers Accountants N.V. ("PwC N.V.") as the auditor of our 2024 Dutch statutory annual accounts.**

The Board has selected PwC N.V. to serve as the auditor of our Dutch statutory annual accounts to be prepared in accordance with IFRS for the year ending December 31, 2024, and, in accordance with our Articles of Association, we are requesting that shareholders appoint PwC N.V. as auditor of such annual accounts. PwC N.V. has acted as the auditor of our Dutch statutory annual accounts since 2010. The Audit Committee also follows SEC rules and PwC policy regarding lead audit partner rotation. During 2021, a new lead audit partner was selected for the Company. Representatives of PwC N.V. will be present at the Annual Meeting and may be questioned by shareholders in relation to PwC N.V.'s report on the fairness of the financial statements.

Item 5

Ratification of PricewaterhouseCoopers LLP as our Independent Registered Public Accounting Firm

☑ **The Board recommends that you vote FOR the ratification of PricewaterhouseCoopers LLP ("PwC") as our independent registered public accounting firm for 2024.**

The Board has selected PwC to serve as our independent registered public accounting firm for the year ending December 31, 2024. PwC has acted as our independent registered public accounting firm since 2010.

The Audit Committee, which annually recommends selection of the Company's independent accountants, reviews PwC's performance and independence on an ongoing basis and considers a number of factors in determining whether to re-engage PwC for the following year. The factors considered include, among others:

- the quality of the audit conducted and service provided;
- the qualifications and performance of the lead audit partner;
- the length of time PwC has served in the roles; and
- the reasonableness of fees charged.

The Audit Committee also follows SEC rules and PwC policy regarding lead audit partner rotation. During 2021, a new lead audit partner was selected for the Company following meetings between the candidate and the Chair of the Audit Committee and Company management.

The Audit Committee believes the continued retention of PwC as the Company's independent registered public accounting firm for 2024 is in the best interest of the Company and its stakeholders.

Although shareholder ratification of the selection of PwC is not required, our Board is submitting the selection to shareholders for ratification because we value our shareholders' views on the Company's auditors. If our shareholders fail to ratify the selection of PwC, it will be considered as notice to the Board and Audit Committee to consider the selection of a different firm. Even if the selection is ratified, the Audit Committee, in its discretion, may recommend that the Board select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interest of the Company and its stakeholders.

Representatives of PwC are not expected to attend the Annual Meeting; however, representatives of PwC N.V., the auditor of the Company's Dutch statutory annual accounts, will be present at the Annual Meeting and will have the opportunity to respond to appropriate shareholder questions and make a statement if they desire to do so.

Professional Services Fee Information

Fees for professional services provided by PwC in each of the last two fiscal years, in each of the following categories, were as follows:

(in millions)		2023		2022
Audit Fees	$	12.1	$	11.0
Audit-Related Fees		2.3		0.9
Tax Fees		0.6		0.9
All Other Fees		2.6		—
TOTAL	$	**17.6**	$	**12.8**

Audit fees consist of the aggregate fees and expenses billed or expected to be billed for professional services rendered by PwC for the audit of our consolidated financial statements, the review of financial statements included in our Quarterly Reports on Form 10-Q, and services that are normally provided by an independent auditor in connection with statutory and regulatory filings or engagements, including comfort letters, statutory audits, attest services, and consents.

Audit-related fees consist of the aggregate fees billed for assurance and related services by PwC that are reasonably related to the performance of its audit or review of the Company's financial statements and are not reported as audit fees herein. This category includes fees related to audits of benefit plans; agreed-upon or expanded audit procedures relating to accounting records required to respond to or comply with financial, accounting, or regulatory reporting requirements; and consultations as to the accounting or disclosure treatment of transactions or events and/or the actual or potential impact of final or proposed rules, standards, or interpretations by regulatory or standard-setting bodies.

Tax fees consist of international tax compliance and corporate tax consulting.

All other fees consist of fees paid for services provided by PwC that are not included in the audit, audit-related, and tax categories. Such services include licensing of technical accounting libraries and tools and other permissible advisory, consulting and outsourcing services.

The Audit Committee has adopted procedures for the approval of PwC's services and related fees. Each year, the Audit Committee discusses the scope of the audit plan with PwC and all audit and audit-related services, tax services, and other services for the upcoming fiscal year are provided to the Audit Committee for pre-approval. The services, which may be provided in the upcoming twelve-month period, are grouped into significant categories substantially in the format shown above.

The Audit Committee is updated on the status of all PwC services and related fees on a periodic basis or more frequently as matters warrant. In 2023 and 2022, the Audit Committee pre-approved all audit, audit-related, tax and other services performed by PwC. As set forth in the Audit Committee Report below, the Audit Committee has considered whether the provision of non-audit services by PwC is compatible with maintaining auditor independence and has determined in the affirmative with respect to the services provided in 2023.

Audit Committee Report

The role of the Audit Committee is, among other things, to oversee the Company's financial reporting process on behalf of the Board, to recommend to the Board whether the Company's financial statements should be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the "Annual Report"), and to select the Company's independent auditor for ratification by shareholders. Company management is responsible for the Company's financial statements as well as for its financial reporting process, accounting principles, and internal controls. The Company's independent auditor is responsible for performing an audit of the Company's financial statements and expressing an opinion as to the conformity of such financial statements with accounting principles generally accepted in the United States.

The Audit Committee has reviewed and discussed the Company's audited financial statements as of and for the year ended December 31, 2023 with management and PricewaterhouseCoopers LLP ("PwC"), the Company's independent registered public accounting firm for the fiscal year ended December 31, 2023. In addition, the Audit Committee has taken the following steps in making its recommendation that the Company's financial statements be included in the Annual Report:

- First, the Audit Committee discussed with PwC those matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board (PCAOB) and the SEC, including information regarding the scope and results of the audit. These communications and discussions are intended to assist the Audit Committee in overseeing the financial reporting and disclosure process.
- Second, the Audit Committee discussed with PwC its independence and received from PwC the written disclosures and the letter required by applicable requirements of the PCAOB regarding PwC's communications with the Audit Committee concerning independence. This discussion and disclosure helped the Audit Committee in evaluating such independence. The Audit Committee also considered whether, and concluded that, PwC's provision of other non-audit services to the Company is compatible with the auditor's independence.
- Third, the Audit Committee met periodically with members of management, including the head of the Company's internal audit and internal controls functions, and PwC to review and discuss internal control over financial reporting. Further, the Audit Committee reviewed and discussed management's report on internal control over financial reporting as of December 31, 2023, as well as PwC's report regarding the effectiveness of internal control over financial reporting.
- Finally, the Audit Committee reviewed and discussed with the Company's management and PwC the Company's audited financial statements as of and for the year ended December 31, 2023, including the acceptability and appropriateness of the accounting principles applied, the reasonableness of significant judgments, and the clarity of the disclosure.

The Audit Committee also discussed with the head of the Company's internal audit department and PwC the overall scope and plans of their respective audits. The Audit Committee meets periodically with both the head of the internal audit department and PwC, with and without management present, to discuss the results of their examinations and their respective evaluations of the Company's internal control over financial reporting.

In the performance of their oversight function, the members of the Audit Committee necessarily relied upon the information, opinions, reports, and statements presented to them by Company management and by PwC as the Company's independent registered public accounting firm.

Based on the reviews and discussions explained above (and without other independent verification), the Audit Committee recommended to the Board of Directors (and the Board of Directors approved) that the Company's financial statements be included in the Annual Report. The Audit Committee has also approved the selection of PwC as the Company's independent registered public accounting firm for fiscal year 2024.

The Audit Committee

Michael Hanley, *Chair*
Jacques Aigrain
Tony Chase
Claire Farley

Item 6

Advisory Vote on Executive Compensation (Say-On-Pay)

☑ **The Board recommends that you vote FOR the approval, on an advisory basis, of the compensation of the Company's Named Executive Officers as disclosed in this proxy statement.**

We believe that LYB's executive compensation program supports our executive compensation philosophy and goals, drives performance, encourages an appropriate sensitivity to risk, and increases shareholder value. Our philosophy, which is set by the C&TD Committee, is intended to align each executive's compensation with the Company's short-term and long-term performance and to provide the compensation and incentives needed to attract, motivate, and retain high-caliber executives who are crucial to our long-term success.

A significant portion of the total compensation opportunity for each of our executives is directly tied to the Company's progress against our strategic, operating, sustainability and safety goals.

We implement our philosophy and achieve our program goals by following certain key principles, including:

- positioning total direct compensation and each individual element of executive compensation near the median of our peer group companies, with consideration given to the relative complexity of comparable executive roles;
- aligning short-term incentive awards with annual operating, financial, and strategic objectives, while taking into account the realities of a cyclical industry and rewarding differential performance rather than favorable or unfavorable market circumstances; and
- rewarding absolute and relative performance over time through long-term equity incentive awards.

Results of Last Year's Say-On-Pay Vote

Our executive compensation program received substantial shareholder support and was approved, on an advisory basis, by approximately 98% of votes cast at the 2023 annual general meeting of shareholders. Our C&TD Committee and Board believe this level of approval of our executive compensation program demonstrates our shareholders' strong support of our compensation philosophy and goals and the decisions made by the C&TD Committee. They also believe the consistently high level of shareholder support for our executive compensation is a result of our C&TD Committee's commitment to compensating our executives in a manner that ensures a strong link between pay and performance and is reflective of our philosophy and goals, market best practices, and strong shareholder engagement.

Pay for Performance in 2023

The C&TD Committee believes that the compensation of our Named Executive Officers for 2023 is reasonable, appropriate, and supported by the Company's performance. The C&TD Committee works to ensure management's interests align with increasing shareholder value. The Board requests that you consider the structure of our executive compensation program in connection with our 2023 performance, which is more fully discussed in the Compensation Discussion and Analysis ("CD&A") section of this proxy statement that follows. The CD&A explains how we implement our compensation philosophy and goals and how we apply these principles to our compensation program. For additional information, see the section of this proxy statement titled "Pay Versus Performance" on page 80.

2024 Advisory Vote on Executive Compensation

In accordance with Section 14A of the Securities Exchange Act of 1934, we are requesting that shareholders vote on an advisory basis to approve the compensation of our Named Executive Officers in 2023, as described in this proxy statement. Shareholders have the opportunity to share their opinion regarding our executive compensation program by voting for or against the following resolution:

"RESOLVED, that the Company's shareholders approve, on an advisory basis, the compensation of the Named Executive Officers as disclosed in the Company's proxy statement for the 2024 Annual General Meeting of Shareholders, including the Compensation Discussion and Analysis, the Summary Compensation Table and other related tables and disclosure."

Although the advisory vote is non-binding, the Board values our shareholders' opinions. The C&TD Committee will review the results of the vote and consider shareholders' input when considering future decisions regarding our executive compensation programs. If you have concerns relating to our executive compensation programs, we encourage you to contact us because a vote against this proposal will not provide the C&TD Committee with information about shareholders' specific concerns.

The Company provides for annual say-on-pay votes, and the next say-on-pay vote will occur at our 2025 annual general meeting of shareholders. In accordance with SEC rules, shareholders will be given an opportunity to express their views on whether the practice of annual say-on-pay votes should be maintained at our 2029 annual general meeting of shareholders.

Compensation Discussion and Analysis

This section explains the decisions made concerning the compensation of the Company's Named Executive Officers ("NEOs") for fiscal year 2023. It also describes the Company's compensation philosophy, our executive compensation program, the process our C&TD Committee followed, and the factors the C&TD Committee considered in determining the amount of compensation awarded. Our NEOs for 2023 are Peter Vanacker, the Company's Chief Executive Officer; Michael McMurray, the Company's Chief Financial Officer; and the three other most highly compensated executive officers of the Company in 2023. Their titles are provided below.



Peter Vanacker
CEO

Michael McMurray
EVP and Chief Financial Officer

Ken Lane
Former EVP – Global Olefins & Polyolefins and Procurement[1]

Jim Guilfoyle
SVP – Olefins & Polyolefins EAMEI

Torkel Rhenman
EVP – Advanced Polymer Solutions

[1] Mr. Lane resigned from his position effective March 15, 2024. Ms. Kimberly Foley has succeeded Mr. Lane as our EVP, Global Olefins & Polyolefins, Refining and Supply Chain, and Mr. Aaron Ledet has been promoted to the role of EVP, Intermediates and Derivatives, effective March 1, 2024.

Executive Summary

2023 Performance Highlights

$2.1 B	$5.2 B	$4.9 B	$1.8 B
Net Income	EBITDA ex. Identified Items[1]	Cash from Operating Activities	Returned to Shareholders

In 2023, the Company delivered outstanding cash conversion amid challenging market conditions. Despite soft global demand, capacity additions and economic uncertainty, our businesses delivered $4.9 billion in cash from operating activities. We also continued our track record of delivering significant returns to shareholders, marking our thirteenth consecutive year of annual dividend growth and returning $1.8 billion to our shareholders through dividends and share repurchases.

Implementing our new strategy. Last year, we launched our three-pillar strategy to create a more profitable and sustainable growth engine for LYB. Our strategy focuses on three initiatives: (1) Growing and upgrading the core; (2) Building a profitable CLCS business; and (3) Stepping up performance and culture.

One year after launch, we are making significant progress on each pillar. In March 2023, we successfully started up the world's largest propylene oxide and tertiary butyl alcohol unit in Texas, which enables us to meet the growing demand for essential products. In addition, in early 2024 we entered into an agreement for a new propylene and polypropylene joint venture in Saudi Arabia. This year, we will continue to focus on efficiently growing and upgrading our core through decisive portfolio management, including the divestiture of our ethylene oxide and derivatives business. Following our final investment decision in 2023, we will also move forward on engineering and construction of our first advanced recycling plant using LYB's proprietary *MoReTec* technology.

Throughout the year, we built strong foundations for our CLCS business by making significant investments to secure feedstock supply, expand our recycling footprint and develop scalable technologies to support the reduction of plastic waste in the environment through the use of recycled content as a material feedstock. We formed joint ventures to build plastics recycling infrastructure in Europe, Asia, and North America. We also announced our decision to build the first advanced recycling plant using our proprietary *MoReTec* technology.

As we rapidly move forward on our new strategy, we are unlocking additional value by stepping up our performance and culture. One year after launching our Value Enhancement Program (VEP), we delivered a year-end run rate of more than $300 million of net income[2] and $400 million in recurring annual EBITDA[2], more than doubling our original target for 2023.

Progressing on our climate and sustainability goals. We remain committed to our climate and sustainability goals. In 2023, we built strong foundations for our CLCS business by forming partnerships to source and sort plastic waste while moving forward on our first tranche of advanced recycling capacity. We rapidly achieved nearly 90% of our goal to procure half of our electricity from renewable sources and issued our inaugural $500 million green bond to help advance the Company's long-term sustainability goals.

Safety. In 2023, we continued to prioritize safety. We achieved a total recordable incident rate ("TRIR") of 0.139 and a process safety incident rate ("PSIR") of 0.035. Additionally, 60 of our manufacturing sites achieved GoalZERO (zero injuries, zero incidents and zero accidents), and 67 manufacturing sites were injury-free.

Pay for Performance. The Company paid 2023 annual bonuses at 127% of target, in recognition of our resilient results, rapid progress towards our Value Enhancement Program targets, strong safety performance and achievement of key sustainability milestones. There was 200% payout under the Company's PSUs for the three-year performance period ended December 31, 2023 reflecting the fact that the Company's total shareholder return ("TSR") fell in the top quartile of selected peers and the Company's free cash flow ("FCF") per share exceeded the target set by our C&TD Committee. The performance metrics under the Company's annual bonus program and PSUs are further described under "2023 Executive Compensation Decisions in Detail." Our executives' annual bonuses, including their individual performance ratings, will continue to reflect safety performance and support for our climate, circularity and DEI initiatives.

[1] See Appendix A for information about our non-GAAP financial measures and a reconciliation of net income to EBITDA, including and excluding identified items. Identified items include adjustments for impairments and refinery exit costs.
[2] VEP goals are estimated based on 2017-2019 mid-cycle margins and modest inflation relative to a 2021 baseline.

Key Compensation Practices

Our executive compensation practices support our pay for performance philosophy, align our executives' interests with those of our shareholders, and reflect best governance without encouraging unnecessary risk-taking.

✅ What We Do

- ✓ **Pay for performance.** We tie a significant amount of compensation to our financial, business, strategic, and ESG goals.
- ✓ **Emphasize long-term performance.** We balance long-term and short-term incentives and use long-term equity incentive awards, including PSUs, RSUs, and stock options, to reward sustained long-term performance.
- ✓ **Double-trigger vesting.** We provide for "double-trigger" vesting in connection with any change-in-control event.
- ✓ **Clawbacks.** We have a robust clawback policy so we can recover performance-based compensation in certain circumstances.
- ✓ **Share ownership guidelines.** We restrict our executives' and directors' ability to sell shares unless they first meet robust share ownership guidelines. We do not count PSUs or stock options toward compliance with these guidelines.
- ✓ **Independent compensation consultant.** We engage an independent consultant to advise on executive compensation matters, and our independent C&TD Committee meets regularly with the consultant in executive session.
- ✓ **Peer group benchmarking.** We use appropriate peer groups when establishing compensation.
- ✓ **Annual say-on-pay.** We hold an annual say-on-pay advisory vote.

❌ What We Don't Do

- × **Excise tax gross-ups.** We do not provide for excise tax gross-ups in connection with change-in-control events or terminations.
- × **Hedging or pledging.** We do not allow our officers and directors to hedge or pledge our stock.
- × **Guaranteed bonuses.** We do not pay guaranteed bonuses.
- × **Automatic compensation increases.** We do not automatically increase executive base salaries each year or make lock-step changes in compensation based on peer group compensation levels or metrics.
- × **Reprice or exchange underwater options.** We do not permit option repricing or the buyout of underwater options without shareholder approval.

Say-on-Pay and Shareholder Outreach

Our executive compensation program has received substantial and consistent shareholder support over the past several years. At the 2021, 2022, and 2023 annual general meeting of shareholders, approximately 97%, 97%, and 98% of votes were cast in favor of our executive compensation program, respectively. Our C&TD Committee and Board believe that the consistent high level of support from our shareholders is a result of our commitment to ensuring that our executives are compensated in a manner that provides a strong link between pay and performance.

The C&TD Committee and Board value our shareholders' insights and are committed to ongoing, regular dialogue with shareholders regarding executive compensation, among other matters. We consider shareholder feedback, evolving business needs, and our desire to maintain a strong link between executive pay and performance when evaluating our compensation program.

Recent Shareholder Support for Say-on-Pay

97%	97%	98%
2021	2022	2023

Noteworthy C&TD Committee Actions Since January 2023

Our C&TD Committee is responsible for determining the compensation of our executive officers and designing our executive compensation program. The Committee, together with its independent compensation consultant, continually reviews compensation trends and best practices, discusses shareholder and employee feedback on the Company's compensation programs, and considers the Company's talent development goals and business needs. Since January 1, 2023, the Committee and the Board of Directors took several noteworthy actions in relation to the Company's compensation programs:

2023 STI Program Highlights – Value Enhancement Metric



For the 2023 STI program, the C&TD Committee replaced the fixed cost metric with a new value creation metric, which aligns executive compensation with the Company's evolving strategy and vision. While thoughtful capital allocation remains an integral part of our culture, the 2023 incentive plan design emphasizes the Company's increased focus on capturing value, improving agility and accelerating innovation.

Payout under the value creation metric is determined by the achievement of incremental EBITDA targets supporting our goal of delivering up to $1 billion in recurring annual EBITDA improvement by the end of 2025.

One year after launching our VEP, we have exceeded our original 2023 recurring annual EBITDA target of $150 million[1], and are on track to deliver on our goal of up to $1 billion of recurring annual EBITDA[1] improvement by the end of 2025. For a reconciliation of recurring annual EBITDA to the nearest GAAP financial measure, see Appendix A.

Continued Focus on Safety and Sustainability

For 2023, ESG metrics continued to account for 30% of the total payout under the STI program (20% Safety and 10% Sustainability), reflecting the Company's ongoing commitment to safety, accountability and timely delivery of our climate and circularity goals.

Safety. In 2023, we continued to prioritize safety. Our total recordable incident rate ("TRIR") was 0.139, and our process safety incident rate ("PSIR") was 0.035. 60 of our manufacturing sites achieved GoalZERO, and 67 manufacturing sites were injury-free.

Sustainability. Under our sustainability metric, payout is based on the accomplishment of key milestones approved by the C&TD Committee. We believe that the sustainability metric incentivizes accountability and timely delivery of our climate and circularity goals. For 2023, we focused on three milestones: (1) execute Power Purchase Agreements with cumulative volume from January 1, 2022 of 700 GW of renewable electricity capacity; (2) leverage transformation projects to improve energy efficiency by 1% from a 2021 baseline; and (3) produce and market 150kt of recycled and renewable-based polymers in 2023.[2] Target performance levels for each milestone are summarized under "—2023 Executive Compensation Decisions in Detail—2023 Annual Bonus Payments—Company Performance" on page 53.

Change to STI Formula

For the 2023 STI program, the C&TD Committee modified the formula for calculating executive STI payments to eliminate the Corporate Score component of the Individual Performance Score for non-CEO executives. The C&TD Committee believes this change reinforces individual accountability, contributions, and ownership.

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[1] Year-end run-rate is estimated based on 2017-2019 mid-cycle margins and modest inflation relative to a 2021 baseline.
[2] Production and marketing includes (i) joint venture production marketed by LYB plus our pro rata share of the remaining production produced and marketed by the joint venture, and (ii) production via third-party tolling arrangements.

What Guides our Program

Executive Compensation Philosophy

Our executive compensation program is designed to:

- Take into account the realities of a cyclical, commodity industry and reward differential performance
- Align the interests of management with those of our shareholders
- Encourage both short-term and long-term results
- Attract, retain, and incentivize the highest caliber team possible
- Enable us to pay high achievers above-market median compensation based on individual performance, potential, and impact to the Company's results
- Recognize and maintain the Company's market-leading position in health and safety
- Emphasize the Company's deep commitment to sustainability and increase focus on value creation

Components of Executive Compensation

Our compensation program is structured to incorporate the following compensation components:

Component	Key Features	Performance-Based
Base Salaries Provide a regular fixed income in recognition of job responsibilities	Determined when executives are hired or promoted into their position and reviewed annually	Individual performance is a key driver of any annual base salary adjustment. Increases are not guaranteed and must be approved by the C&TD Committee
Short-Term Incentives (STI) Incentivize executives by aligning their compensation with key annual objectives and the results that are achieved	Target value of annual bonus is determined as a percentage of base salary. Executives earn from 0 to 200% of target based on Company results and (for executives other than the CEO) individual performance	Payout is determined by the C&TD Committee based on corporate performance and achievement of individual goals
Long-Term Incentives (LTI) Encourage executives to increase shareholder value over the long term and support talent retention	Target value of LTI awards at grant is determined as a percentage of base salary **PSUs** – three-year performance period, vest from 0 to 200% of target; PSUs will consist 60% of the executive's target award in 2024 and beyond **RSUs** – for RSUs granted in 2023 and earlier, cliff vest after three years; RSUs granted in 2024 and beyond will consist 40% of the executive's target award and vest ratably over three years **Options** – for options granted in 2023 and earlier, vest ratably over three years, expire ten years from grant, exercise price is fair market value at date of grant; options will no longer be part of the LTI program in 2024 and beyond.	Value of all LTI awards varies in relationship to changes in share price PSUs pay out based on Company performance, as determined by the C&TD Committee

Compensation Mix

Our executive compensation program emphasizes the alignment of pay with performance and shareholder value creation, and the mix of compensation components for our NEOs is heavily weighted toward performance-based and variable compensation. Our CEO's compensation package emphasizes performance-based and variable compensation even more than those of the other NEOs to reflect the fact that the CEO's actions have the greatest influence on the Company's overall performance. For 2023, the Total Target Direct Compensation ("TTDC") of our NEOs was as follows:



CEO
10% Base Salary
16% Target Bonus
37% PSUs
19% RSUs
18% Options
90% Performance-Based or Variable
53% Performance-Based
All other NEOs
20% Base Salary
18% Target Bonus
31% PSUs
16% RSUs
15% Options
80% Performance-Based or Variable
49% Performance-Based
Base Salary
Target Bonus
PSUs
RSUs
Options

The Decision-Making Process

The C&TD Committee oversees our executive compensation program, working closely with its independent consultant to ensure the effectiveness of the program throughout the year. Details of the C&TD Committee's authority and responsibilities are specified in its charter, which can be found on our website at *www.LyondellBasell.com* by clicking on "Investors," then "Corporate Governance," then "Board of Directors."

Responsible Party	Primary Roles and Responsibilities
C&TD Committee *(100% independent directors)*	• Responsible for determining the compensation of our executive officers (including the NEOs) and designing our executive compensation program • With input from the Committee's independent compensation consultant, annually conducts a comprehensive analysis and assessment of our executive compensation program, including an evaluation of each component of target compensation for our executive officers, and approves TTDC for the coming year • Approves performance metrics and target performance levels for the Company's STI program and performance-based equity grants, after receiving input from management and other committees
Other Independent Members of Board of Directors	• Non-executive members of the Board, including the Chair, review and provide input on the C&TD Committee's decisions relating to the compensation of our executive officers • HSE&S Committee provides input regarding the design and payout for annual safety and sustainability performance metrics
Chief Executive Officer	• Each year, presents the C&TD Committee with recommendations regarding the compensation of each of the other executive officers (including the other NEOs). These recommendations are based on his assessment of each executive's performance, the performance of the executive's business unit or function, benchmark information, and retention risk • Provides input on the overall executive compensation program design • The C&TD Committee reviews CEO recommendations and makes adjustments as it deems appropriate. The CEO does not have any role in the Committee's determination of his own compensation
Independent Compensation Consultant *(Pearl Meyer)*	• Retained by the C&TD Committee, after assessment of the firm's independence and determining that the engagement of Pearl Meyer did not raise any conflict of interest or other concerns, to provide advice regarding executive compensation matters • Advises on the design of our executive compensation program and evolving industry practices • Provides market data and analysis regarding the competitiveness of our executive compensation program • Evaluates proposed compensation decisions and program updates. • Attends regularly-scheduled meetings of the C&TD Committee and telephone conferences with members of the Committee or its Chair throughout the year to assist with the review and discussion of executive compensation matters

Competitive Positioning and Our Peer Group

Annually, the C&TD Committee reviews the TTDC for each of our executive officers, which includes base salaries, target bonuses, and the grant date value of long-term incentive awards. The Committee strives to set our NEOs' TTDC and each individual component of executive compensation near the median compensation levels of our peer group companies, while considering other factors described below. A large portion of the TTDC opportunity for our NEOs is directly tied to the achievement of financial and operational metrics that measure our performance in both absolute terms and relative to peers.

The Committee reviews publicly available financial and compensation information reported by our peer group companies (described below) and general survey data. The survey data used to inform the Committee's 2023 compensation decisions was collected from the 2022 Willis Towers Watson Executive Compensation Database. This survey data reflects a combination of general industry and chemical industry compensation for executives with responsibilities similar to those of our executives.

The Committee reviews the peer group and survey data to determine the median compensation for each executive's position and then sets each executive's base salary and compensation targets for the current year. This generally involves establishing an annual bonus target and the target value of LTI awards as a percentage of base salary. Median compensation is used as a reference point for pay recommendations. Actual pay and targets vary from median based on the executive's industry experience; experience and performance in his or her role and at the Company; value of the role to the Company; internal pay parity among our executives; and any other factors the Committee deems relevant.

The compensation peer group is also used more generally when the Committee reviews our compensation program design, including the types of compensation awarded and the terms and conditions of compensation components.

Our 2023 Peer Group

The C&TD Committee conducts an annual review of the Company's executive compensation peer group to determine if any changes are necessary. In choosing our peers, the Committee involves management and uses research and advice from the Committee's independent compensation consultant and considers companies that operate in similar industries or are identified as potential competitors for business or talent, with consideration given to company size and comparability of financial, operating and business considerations.

The C&TD Committee believes the 18-company peer group below represents a reasonable balance in terms of industry mix and financial size while providing a robust set of data points for benchmarking executive pay. In September 2022, the Committee reviewed and approved continuing to use the 2022 peer group for 2023.

3M Company	Deere & Company	Honeywell International Inc.	Phillips 66
Archer-Daniels-Midland Company	Dow Inc.	International Paper Company	PPG Industries, Inc.
Caterpillar Inc.	DuPont de Nemours, Inc.	Johnson Controls International	The Sherwin-Williams Company
Cummins Inc.	General Dynamics Corporation	Linde plc	Valero Energy Corporation
	HF Sinclair Corporation	Marathon Petroleum Corporation	

The 2023 peer group reported 2023 revenue that ranged from approximately $12.1 billion to $148.4 billion, with a median revenue of approximately $35.4 billion. In comparison, the Company's 2023 revenue was approximately $41.1 billion. The 2023 peer group was used to develop the market data and benchmarking materials that were provided to the C&TD Committee to assist with the 2023 decision-making process.

2023 Executive Compensation Decisions in Detail

The compensation of our executive officers, including our NEOs, is reviewed and approved by the C&TD Committee at the time of each executive's hiring or promotion and annually during a regularly scheduled meeting held in February. Decisions are made based on the Company's and each executive's performance in the prior year, other than with respect to PSU payouts, for which decisions are based on Company performance over a three-year period. February 2023 compensation decisions included the approval of 2023 base salaries; target values, criteria and metrics for the 2023 annual bonuses to be paid in 2024; and 2023 grants of annual long-term incentive awards, including PSUs, RSUs and stock options, as described on pages 58-59. In February 2024, the Committee approved payout of 2023 annual bonuses and the percentage earned for the PSUs granted in 2021 with a performance period that ended December 31, 2023.

2023 Base Salaries

The table below shows the base salaries for our NEOs in 2022 and 2023. Salary changes are generally approved at the C&TD Committee's February meeting and effective on April 1. The Committee reviews market data and considers internal pay parity when making its decisions. The Committee also considers each executive's performance during the prior year, any changes in responsibilities, and the executive's time in role. The 2023 salary increases for Messrs. Vanacker, McMurray and Rhenman, each effective April 1, 2023, represented annual salary adjustments to maintain market competitiveness.

Name	2022 Base	2023 Base	Increase
Peter Vanacker	$ 1,400,000	$ 1,450,000	4%
Michael McMurray	$ 824,000	$ 850,000	3%
Ken Lane[1]	$ 870,000	$ 870,000	—
Jim Guilfoyle	$ 793,100	$ 793,100	—
Torkel Rhenman	$ 793,100	$ 800,000	1%

[1] Mr. Lane resigned from his position effective March 15, 2024.

2023 Annual Bonus Payments

The Company's annual bonus program rewards participants for achieving the Company's annual objectives. Under this short-term incentive, or STI, program, the C&TD Committee establishes metrics and target performance levels and sets a target bonus, determined as a percentage of base salary, for each executive. In 2023, our NEOs' target bonuses were as follows.

Name	2023 Target Bonus (% of salary)
Peter Vanacker	160%
Michael McMurray	95%
Ken Lane[1]	95%
Jim Guilfoyle	95%
Torkel Rhenman	95%

[1] Mr. Lane resigned from his position effective March 15, 2024.

The amount of target bonus earned depends on the C&TD Committee's determination of Company and individual performance under each of the STI program metrics. STI awards for 2023 were calculated in the same manner as in prior years, except the calculation of the Individual Performance Score no longer includes the Corporate Score component.



Company Performance – Payout at 127% of Target

Payout for the Company performance component of the 2023 STI award was based on achievement of target performance levels for four metrics: business results, value creation, safety performance, and sustainability, weighted as described below.

Component and weighting	Threshold	Target	Maximum	Payout

Business Results

EBITDA — 60%
Performance against Adjusted EBITDA Budget

Actual Result: 3.9%
-15.0%   0.0%   15.0%   **126%**

Value Creation

Milestones — 10%
Achievement of Value Enhancement Program targets

Actual Result: $435M
$38M $150M $203M   **200%**

ESG

Safety Performance

TRIR (50%) — 20%
Injury Rate

Actual Result: 0.139
0.314   0.208   0.096   162%

PSIR (50%)
Process Safety Incident Rate

Actual Result: 0.035
0.043   0.023   0.016   42%

102%

Sustainability

Renewable PPAs (33.3%) — 10%
Execute power purchase agreements

Actual Result: 1041 GW
0 GW   700 GW   1500 GW   143%

Produce and market recycled and renewable-based polymers[4] (33.3%)

Actual Result: 123kt
80kt   150kt   200kt   73%

Energy Efficiency (33.3%)
Progress energy efficiency projects to improve energy efficiency by 1%

Actual Result: 1.1%
0%   0.5%   1%   1.5%   2%   114%

110%

Payout
0%   100%   200%

| **OVERALL PAYOUT** | | | | **127%** |

(1) The Company performance component of Mr. Guilfoyle's STI payout is based 60% on Company performance and 40% on his award unit performance.

(2) Mr. Vanacker's STI payouts are based entirely on Company performance. There is no individual performance component for the CEO.

(3) Overall payout under the STI program will not exceed 200% of an individual's target bonus.

(4) Production and marketing includes (i) joint venture production marketed by LYB plus our pro rata share of the remaining production produced and marketed by the joint venture, and (ii) production via third-party tolling arrangements.

Business Results (60%)


WHY EBITDA?

We believe that EBITDA is the financial measure that best enables shareholders to gauge our profitability and assess our business results. We determine performance under this metric by comparing EBITDA to our annual EBITDA budget, after making certain non-discretionary adjustments at the end of the year to account for market tailwinds and headwinds. Our aim is to ensure that our compensation rewards differential rather than circumstantial performance. These adjustments are reviewed in detail with, and approved by, the C&TD Committee to ensure they are rigorous and support the alignment of pay and performance.


The C&TD Committee considers the Company's EBITDA relative to the adjusted EBITDA budget. Payout at 126% of target was based on 2023 EBITDA that came in above the Company's adjusted EBITDA budget for the year by 3.9%.

EBITDA Budget Adjustments

At its regularly scheduled 2023 November meeting, the Board reviewed the Company's annual EBITDA budget for the coming year and, the following February, approved the final annual STI EBITDA target. After completion of the year, and in order to ensure that our executives are compensated on the basis of differential rather than circumstantial performance, the Company's EBITDA budget may be adjusted in three primary ways. These adjustments can increase the EBITDA budget in an upcycle or lower the budget in a downturn and are used as a tool to ensure the Committee pays for actual performance, not performance due to the volatility and cyclicality of the chemicals industry, which is heavily influenced by energy prices.

Specifically, these adjustments account for (i) differences between actual market margins or spreads and budget assumptions, (ii) movements in foreign-exchange rates, the mark-to-market of certain assets (e.g., precious metals), and the same fixed cost exclusions taken into account when measuring the Company's cost performance, and (iii) the budget impact of significant unanticipated events. All adjustments are reviewed and approved by the C&TD Committee and are subject to certain thresholds before an adjustment will be considered.

Adjustments for actual market margins or spreads are calculated using independent third-party sources whenever available, including IHS Markit (IHS) and Phillip Townsend Associates (PTAI). No market adjustments are made for businesses that do not have market references, including our Advanced Polymer Solutions (APS) and Technology segments. In 2023, additional adjustments were made for the costs incurred from plans to exit the refinery business.

The table below summarizes the approved adjustments, both positive and negative, to the Company's 2023 EBITDA budget by segment, which collectively decreased the EBITDA budget by 4%. To avoid disclosing competitively-sensitive information, we do not provide specific details on market impacts.

Segment(s)	Description of EBITDA Budget Adjustments
Olefins & Polyolefins – Americas	Ethylene cash margin (IHS), polyethylene spread (PTAI), and polypropylene spread (PTAI)
Olefins & Polyolefins – Europe, Asia, International	EU ethylene variable margin (typical naphtha cracker), polyethylene spread (PTAI), and polypropylene spread (PTAI)
Intermediates & Derivatives	U.S. methanol variable margin (IHS), styrene raw material margin (IHS), NA MTBE raw material margin (IHS) and EU MTBE raw material margin (IHS)
Refining	Maya 2-1-1 crack spread, net of RINs and co-product spread, costs incurred from plans to exit the refining business
All	Foreign-exchange rate impacts, mark-to-market adjustments, and fixed cost exclusions
Net EBITDA Budget Impact	**4%**

We define EBITDA as Income from continuing operations before interest expense (net), provision for (benefit from) income taxes and depreciation and amortization. For a reconciliation of EBITDA to net income for the year ended December 31, 2023, please refer to Appendix A. At the C&TD Committee's discretion, the Company's annual EBITDA results may be adjusted for the impact of certain extraordinary events during the year. For 2023, approved EBITDA adjustments included costs incurred due to plans to exit the refinery business and impairments made to tangible assets in our global O&P and I&D segments and intangible assets in our APS segment.

Value Creation (10%)

WHY VALUE CREATION?

We believe in aligning executive compensation with the Company's evolving strategy and vision, which focuses on capturing value, improving agility and accelerating innovation. We believe our value creation metric incentivizes employees to bring forth new financial value creating ideas and initiatives in line with our new culture.

Payout under the value creation metric is determined by the achievement of incremental EBITDA targets supporting our goal of delivering up to $1 billion in recurring annual EBITDA improvement by the end of 2025. Payout at 200% of target reflects the Company exceeding our original 2023 recurring annual EBITDA exit run-rate target of $150 million, bringing us closer to delivering on our long-term VEP goal.

Safety Performance (20%)

WHY SAFETY PERFORMANCE?

Operating in a safe, reliable manner protects our employees, our assets, and the communities in which we operate. We believe our focus on safety performance is the right thing to do, and it helps contain costs of operations and avoid operational upsets and reputational harm.

The C&TD Committee primarily considers the Company's performance in personal safety (50%) and process safety (50%) and has discretion to adjust the resulting payout to account for environmental incidents and extraordinary trends and circumstances. Personal safety is measured by the Company's total recordable incident rate ("TRIR"), calculated as the number of injuries per 200,000 hours worked. Process safety is measured by the Company's process safety incident rate ("PSIR"), which represents the number of Tier 1 incidents, as measured by the American Chemistry Council, per 200,000 hours worked. In 2023, the Company achieved TRIR of 0.139 and PSIR was 0.035, resulting in overall payout at 102% of target.

Sustainability (10%)

WHY SUSTAINABILITY?

To tackle the global challenges of plastic waste and climate change, we set 2030 goals to reduce our scope 1 and 2 emissions by 42% and scope 3 emissions by 30%. We also set a goal to produce and market at least 2 million metric tons of recycled and renewable-based polymers annually by 2030.[1] We believe that the sustainability metric incentivizes accountability and timely delivery of our climate and circularity goals.

The C&TD Committee considers the Company's achievement of key milestones supporting our sustainability goals. For 2023, the Committee set goals to achieve certain milestones, with target (100%) performance summarized below. Payout at 110% of target reflected the Company's delivery on these goals.

Milestone	Result
Execution of power purchase agreements Execute PPAs with cumulative volume from January 1, 2022 of 700 GW of renewable energy capacity	**143% of target:** Signed PPAs with a combined renewable energy capacity of 1,041 GW
Implementation of energy efficiency projects Progress energy efficiency projects to improve energy efficiency by 1%	**114% of target:** Completed projects improving energy efficiency by 1.1%
Recycled and renewable-based polymers Produce and market 150kt of recycled and renewable-based polymers[1]	**73% of target:** Produced and marketed 123kt of recycled and renewable-based products[1]

(1) Production and marketing includes (i) joint venture production marketed by LYB plus our pro rata share of the remaining production produced and marketed by the joint venture, and (ii) production via third-party tolling arrangements.

Individual Performance

The payouts awarded for the individual performance component of the NEOs' STI award reflect their individual contributions to achieving successful Company performance, whether they met or exceeded expectations for their respective roles, and any other significant factors during the year, such as special projects, challenges, or other performance issues. Individual performance ratings range from 0 to 200%.

Name	Individual Target Bonus		Company Performance Component			Individual Performance Component		STI Payout (as a % of salary)		STI Payout
Peter Vanacker	160%	x	127%				=	203%	$	2,946,400
Michael McMurray	95%	x	((127% x 75%)	+	(180% x 25%))		=	133%	$	1,132,519
Ken Lane	95%	x	((127% x 75%)	+	(150% x 25%))		=	126%	$	1,097,179
Jim Guilfoyle[1]	95%	x	((122% x 75%)	+	(120% x 25%))		=	116%	$	916,566
Torkel Rhenman	95%	x	((127% x 75%)	+	(90% x 25%))		=	112%	$	894,900

[1] The Company performance component of Mr. Guilfoyle's STI payout (122%) is based 60% on Company performance (127%) and 40% on his award unit performance (115%).

The C&TD Committee has determined that our CEO's payout under the STI program should be directly tied to, and determined by reference to, Company performance. There was no individual performance component to Mr. Vanacker's annual STI award. The Committee's evaluation of each other NEO's individual performance is described below.

Mr. McMurray's individual performance rating of 180% is the result of his outstanding leadership of the finance function. In 2023, he successfully helped the Company navigate a challenging market environment, transform the Company's Advanced Polymer Solutions segment, and create the new CLCS segment, and led the business through a challenging budget process for 2024. He demonstrated excellent cash management and a strong focus on shareholder returns, and was instrumental in helping drive forward the Company's Value Enhancement Program. Mr. McMurray did an outstanding job leveraging his financial acumen and leadership to help the Company effectively unveil its new strategy and core purpose at the Company's Capital Markets Day. Further, he has driven an excellent approach to investor relations management, focusing on consistency and clarity. Mr. McMurray effectively translated business strategy into clear, trackable strategic planning, simplifying key financial planning processes and further developing the global operating model and OneFinance transformation initiative for the Finance function. He effectively drove the reorganization of the finance function, bringing in top talent to reinforce a strong business focus and a proactive approach to merger and acquisition management, positively impacting key strategic initiatives. He also successfully oversaw the issuance of the Company's inaugural green bond, helping advance the Company's long-term sustainability goals.

Mr. Lane's individual performance rating of 150% is the result of his leadership of the Olefins & Polyolefins ("O&P") segment and Procurement function. In 2023, he successfully navigated a volatile and challenging market environment while delivering substantial contributions to the Company's net income through the implementation of the Company's Value Enhancement Program within the O&P business segment and procurement. He successfully transformed the O&P business by setting up integrated business teams and bringing manufacturing sites closer to customers. Further, he effectively drove improvements in manufacturing reliability, the focused expansion of the Company's sustainable procurement program, and the successful implementation of the Company's greenhouse gas emission reduction program. Mr. Lane also led the development of several new strategic initiatives aimed at growing and upgrading the Company's core business.

Mr. Guilfoyle's individual performance rating of 120% reflects his leadership of the Olefins & Polyolefins segment for the Europe, Africa, Middle East, and India region (EAMEI), navigating challenging market conditions while demonstrating strong cash management and execution under weak demand. Mr. Guilfoyle led strong improvements in manufacturing performance with record setting safety performance for the year and exceeding plan targets for the Company's value enhancement program for several manufacturing sites in EAMEI. Further, he drove several key initiatives in the region for Olefins & Polyolefins, including the launch of the Customer and Commercial Excellence program, the development of business teams in support of growing the Company's core business, and the execution of several strategic projects.

Mr. Rhenman's individual performance rating of 90% reflects his leadership of the Advanced Polymer Solutions ("APS") segment during the repositioning of the APS segment as a stand-alone and customer-focused business. He successfully developed a new APS business strategy, organization structure, value propositions, and business model. Mr. Rhenman drove the successful restoration of the APS service level to the industry benchmark with strong cash flow performance and the establishment of a project pipeline exceeding $500 million through the Company's Value Enhancement Program. Despite these efforts, for 2023, business results did not meet the performance plan expectations.

2023 Long-Term Incentives

2023 Grants of Awards

The long-term incentive awards granted to the NEOs in 2023 included PSUs (50%), RSUs (25%), and stock options (25%). The allocation among these types of awards was determined by the C&TD Committee to be the most appropriate split between equity that is performance-based (PSUs) and time-based (RSUs and stock options). RSUs granted for 2021, 2022 and 2023 cliff vest after three years while stock options vest ratably over a three-year period. The C&TD Committee believes this mix balances executive retention with the ability to offer partial, near-term vesting to potential executive hires.

PSUs
50%
Performance-based awards that pay out at 0 to 200% of target based on the Company's TSR over a three-year period and free cash flow per share relative to long-range plan projections. PSUs reward our executives if our performance over the period compares favorably to peers and expectations.

RSUs
25%
Time-based awards that cliff vest after three years. RSUs provide retention value and encourage executives to consider the Company's long-term success, strengthening the alignment between their interests and those of our shareholders.

Non-qualified Stock Options
25%
Time-based awards that are intended to direct executives' focus toward increasing the market value of our shares. Options vest ratably over three years, expire ten years from the date of grant, and only provide value to the executive if there is an appreciation of our stock price over time.

The value of long-term incentive awards granted to the NEOs is determined as a percentage of base salary. The C&TD Committee reviews the target awards annually and recommends changes based on the executive's time and experience in the position, changes in job responsibilities, and market data. At the February 2023 C&TD Committee meeting, it was determined that certain NEOs would receive an increase in LTI target value in order to bring their compensation closer to the median of market.

Name	2022 Target (% of base salary)	Total Value of 2022 LTI Awards	2023 Target (% of base salary)	Total Value of 2023 LTI Awards
Peter Vanacker	714%	$ 10,000,000	759%	$ 11,000,000
Michael McMurray	350%	$ 2,884,000	400%	$ 3,400,000
Ken Lane[1]	300%	$ 2,610,000	310%	$ 2,697,000
Jim Guilfoyle	300%	$ 2,379,000	300%	$ 2,379,000
Torkel Rhenman	300%	$ 2,379,000	310%	$ 2,480,000

[1] Mr. Lane resigned from his position effective March 15, 2024. Upon his departure, he forfeited any unvested long-term incentive awards.

For a description of the vesting and forfeiture of LTI awards upon termination, please see "Potential Payments Upon Termination or Change in Control" on page 74.

2023 Grants of PSUs With a Performance Period Ending December 31, 2025 (50%)

One-half of the value of our NEOs' annual equity award in 2023 was granted in the form of PSUs. The number of units awarded was determined by dividing that dollar amount by the fair market value of our stock on the grant date, based on the average closing price of the Company's shares over the 20 trading days prior to the date of grant. PSUs accrue dividend equivalents during the performance period, which will be converted to additional units using the closing stock price as of the end of the performance period on December 31, 2025. Each unit deemed to be earned on the basis of Company performance will pay out in one share of the Company's common stock after the performance period concludes.

The number of 2023 PSUs earned will depend 50% on the Company's TSR over the performance period as compared to selected industry peers and 50% on free cash flow per share as compared to long-range plan projections. We believe use of relative TSR as the metric for performance provides transparency for shareholders and our executives, rewards our executives if we out-perform our peers, and promotes executive accountability to and alignment with our shareholders. Likewise, we believe use of free cash flow per share as a second metric to our PSUs also provides an important measure of performance and rewards our executives for their ability to generate cash from business operations, which is key to our ability to fund growth projects, repay debt, and return capital to shareholders. For further alignment with shareholder interests, the terms of the PSUs provide that no payout will be earned for any year in the performance cycle in which the Company's quarterly dividend is not paid.

TSR Rank Metric

To determine payout under the relative TSR metric, the C&TD Committee compares TSR for the entire three-year performance period, using a 20-day closing average stock price at the beginning and the end of the period and assuming all dividends are reinvested. As shown below, payout will range from 0 to 200% of target. There is no payout for TSR in the bottom quartile of the peer group.

	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19
Positive TSR Payout	200%	200%	200%	200%	200%	180%	160%	140%	120%	100%	80%	70%	60%	50%	—	—	—	—	—
Negative TSR Payout	100%	100%	100%	100%	100%	95%	90%	85%	80%	75%	70%	60%	50%	40%	—	—	—	—	—

The companies that are used as comparators in determining our relative TSR performance (shown below) are eighteen of the Company's primary competitors, either directly or for investment dollars, in the chemicals industry. For 2023, the C&TD Committee maintained the same TSR peer group as used for the 2022 PSUs, including companies, both within and outside of the S&P 500 Chemicals Index, with business models most similar to that of the Company. The C&TD Committee has provided for adjustments to the peer group in the event of bankruptcies, acquisitions, or going-private transactions involving any of the peers during the performance period.

2023 PSUs - TSR Peer Group Companies

Akzo Nobel	Celanese Corporation	Eastman Chemical Company	PPG Industries, Inc.
Albemarle Corporation	Covestro AG	FMC Corporation	RPM International
Asahi Kasei Corporation	Dow Inc.	Huntsman	SABIC
BASF SE	DuPont de Nemours, Inc.	Methanex	Shin Etsu
	DSM-Firmenich AG		Westlake Chemical Corp

Free Cash Flow per Share Metric

To determine payout under the free cash flow per share metric, the C&TD Committee will compare the Company's average annual FCF per share during the performance cycle to the expected average annual FCF per share during the period. We define free cash flow per share as (i) cash flow from operating activities less capital expenditures for the year divided by (ii) the number of weighted average shares outstanding for the year.

Target FCF per share for the 2023 PSUs, which would result in 100% payout for the metric, was set by the C&TD Committee at the beginning of the performance cycle based on a reasonably-achievable level of performance as determined by the Company's long-range plan projections. While the Company believes disclosing specific targets during an ongoing performance period would result in competitive harm, the targets will be disclosed along with performance achievement after the performance period has ended and the awards are earned. As shown below, maximum payout of 200% for the metric is awarded if realized FCF per share is equal to or greater than 135% of target, representing a stretch goal that can be achieved only in the event of outstanding performance. There is no payout if realized FCF per share is less than 75% of target. Actual payout will be interpolated between data points.

FCF per Share (% of Target)	≥ 135%	130%	125%	120%	115%	110%	95-105%	90%	85%	80%	75%	< 75%
Payout	200%	183%	167%	150%	133%	117%	100%	88%	75%	63%	50%	—

2023 Grants of RSUs (25%)

In 2023, each of our NEOs received a number of RSUs calculated by dividing 25% of the dollar amount of his LTI target by the fair market value of the Company's shares, based on the average closing price of the Company's shares over the 20 trading days prior to the date of grant. The 2023 RSU grants vest in full three years after the date of grant.

Upon vesting, holders of RSUs receive one share of the Company's common stock for each RSU. RSU holders also receive cash dividend equivalents on their units throughout the vesting period.

2023 Grants of Stock Options (25%)

The number of options granted to each NEO is determined by dividing 25% of the value of his annual LTI target by the Black-Scholes value of options for the Company based on the 20 trading days prior to the grant date. The options granted to the NEOs in 2023 vest in three equal installments beginning on the first anniversary of the grant date and expire ten years after the grant date. The exercise price of the options is the fair market value of the Company's shares on the grant date.

Payout of 2021 PSUs with a Performance Period Ended December 31, 2023

Each of our NEOs (other than Mr. Vanacker, who joined the Company in 2022) received a PSU award with a performance period that ended December 31, 2023. Payout of these PSUs is determined based 50% on the Company's TSR relative to our peers over the performance period and 50% on the Company's FCF per share relative to long-range plan projections. At its meeting in February 2024, the C&TD Committee determined that 200% had been earned under the 2021 PSUs, reflecting the fact that the Company's TSR fell in the top quartile of selected peers and the Company's FCF per share exceeded the target set by the C&TD Committee.

While the Company believes disclosing specific targets during an ongoing performance period would result in competitive harm, the performance period for the 2021 PSUs ended December 31, 2023. TSR and FCF per share targets for the 2021 PSUs are disclosed below, along with performance results.

TSR Rank Metric

Actual Result: 23.48%

Percentile	100%	94%	89%	83%	78%	72%	67%	61%	56%	50%	44%	39%	33%	28%	22%	17%	11%	6%	0%
Peer Group TSR(%)	68.23	32.96	23.48	20.89	18.3	10.72	8.34	7.07	-0.41	-3.61	-6.15	-8.13	-12.78	-19.6	-19.65	-24.3	-27.97	-41.98	-46.19
Payout(%)	200	200	200	200	200	180	160	140	120	100	80	70	60	50	—	—	—	—	—

Free Cash Flow per Share Metric

Actual Result: $13.57

FCF per Share Target($)	≥ 9.53	9.18	8.83	8.47	8.12	7.77	7.06	6.35	6.00	5.65	5.30	< 5.30
Payout (%)	200	183	167	150	133	117	100	88	75	63	50	—

Additional Information Concerning Executive Compensation

Share Ownership and Holding Requirements

The Company's Share Ownership Guidelines require executives to achieve an ownership of Company shares that is valued at a percentage of their respective base salaries. Executives are expected to meet or exceed the guidelines within five years of their hiring or promotion into their role. They may not sell shares unless and until these ownership levels have been met and then only shares in excess of the required levels may be sold. Under the guidelines, only shares beneficially owned and RSUs count towards meeting the ownership thresholds. Performance awards, stock options, and dividend equivalents are not counted.

We determine compliance with our Share Ownership Guidelines on a quarterly basis. The number of shares held by each of our continuing NEOs as a multiple of base salary as of December 31, 2023 is set forth below. Mr. Vanacker is still within the five-year transition period for attaining the required ownership. Mr. Lane is no longer subject to the Share Ownership Guidelines following his departure on March 15, 2024.

Name	Required Ownership as a Multiple of Base Salary	Shares held as a Multiple of Base Salary	Complies or Within 5-Year Transition Period
Peter Vanacker	6x	4.5x	☑
Michael McMurray	4x	6.1x	☑
Ken Lane	3x	7.9x	☑
Jim Guilfoyle	3x	5.7x	☑
Torkel Rhenman	3x	5.8x	☑

Clawbacks

Under the Company's clawback policy, a copy of which is attached to our 2023 Annual Report in accordance with SEC rules, the C&TD Committee can elect to recover annual bonus or equity compensation from any executive determined to have engaged in misconduct that increased the value of the compensation he or she received. Annual bonus compensation may be recovered if an executive engages in misconduct, including any act or failure to act causing a violation of law, Company policies, or GAAP, whether or not such misconduct affected the calculation of his or her bonus compensation. In accordance with SEC rules and NYSE listing standards, our clawback policy also allows the Company to recover incentive-based compensation erroneously received by current or former executive officers after an accounting restatement.

Hedging and Pledging Policies

All of our executive officers, including our NEOs, are subject to our Policy Prohibiting Insider Trading. Under this policy, executives may not purchase, sell or write options on LYB shares, engage in short sales, or participate in any other derivative or short-term purchase or sale transactions that would enable them to hedge the economic risk of their share ownership. Additionally, our executives are prohibited from pledging LYB shares as collateral for personal loans or other obligations, including holding shares in a brokerage margin account. These restrictions extend to executives' immediate family members and certain related entities and are intended to keep our executives' interests aligned with the long-term interests of the Company and our shareholders.

- **No hedging**
- **No short sales**
- **No pledging**
- **No margin accounts**

Perquisites and Other Benefits

Our NEOs receive the same benefits generally provided to all of our employees, which include vacation allowances, Company matching under our 401(k) plan, Company contributions to our defined benefit pension plan, and health and welfare benefits. The perquisites received by our executives that are not offered to all employees include:

- Annual executive physical.
- Financial, tax, and estate planning — The Company will reimburse approximately $15,000 of expenses.
- Matching under the U.S. Deferral Plan — The Company makes contributions to the U.S. Deferral Plan for amounts that exceed the IRS base salary limits on matching under our 401(k) plan and contributions to our defined benefit pension plan. The value of the contributions is 11% for all base salary compensation in excess of the IRS limits.

From time to time, the Company provides other benefits to our executives that are intended for business purposes, including tax equalization payments, limited personal use of private aircraft or accompanying spouse travel, relocation benefits, and the payment of business club memberships or dues.

Tax equalization payments are designed to make executives whole if they incur income tax in jurisdictions other than their country and/or state of residence. For example, executives may travel to other jurisdictions on Company business and may be taxed based on days worked in those jurisdictions. If, and only to the extent, those additional taxes cannot be offset against the executive's regular income tax liability (such as in the form of credits), the Company will reimburse an amount sufficient to make the executive's tax liability equal to the full income tax for his jurisdiction of residence only.

The Company has agreements with Flexjet, LLC for a fractional ownership interest in and use of private aircraft. The primary use of the Flexjet aircraft is for business purposes, with limited personal use when adjacent to business purposes. From time to time, spouses, family members or personal guests may accompany our executive officers on Flexjet aircraft. The Company may also pay or reimburse the cost of occasional spouse travel related to business trips. When approved travel of a family member or guest is imputed as income to the executive officer, we reimburse the additional income tax incurred, as applicable. During 2023, Mr. Vanacker and Mr. Lane had flights that were considered taxable. The imputed income will be reported and taxed in 2024 with no tax reimbursements for these specific flights.

Taxes

Section 162(m) of the U.S. Internal Revenue Code limits the deductibility of compensation paid to certain executives, including our CEO, CFO, and our three other most highly compensated officers, to $1 million annually. Historically, the deduction limit did not apply to certain performance-based compensation, and we took Section 162(m) and the deductibility of compensation, among other factors, into consideration in structuring our annual bonuses and certain long-term incentive awards.

The C&TD Committee will continue to consider tax implications (including the lack of deductibility under section 162(m)) among other relevant factors in designing and implementing our executive compensation programs. We will continue to monitor taxation, applicable incentives, standard practice in our industry, and other factors and adjust our executive compensation programs as needed.

Compensation Committee Report

The Compensation and Talent Development Committee has reviewed and discussed the Compensation Discussion and Analysis with management, and based on such review and discussions, recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

The Compensation and Talent Development Committee

Albert Manifold, *Chair*
Anthony Chase
Rita Griffin
Virginia Kamsky

Compensation Tables

Summary Compensation Table

The following table sets forth information with respect to the compensation of our NEOs for the years ended December 31, 2023, 2022, and 2021.

Name and Principal Position	Year	Salary[2] ($)	Bonus[3] ($)	Stock Awards[4] ($)	Option Awards[5] ($)	Non-Equity Incentive Plan Compensation[6] ($)	Change in Pension Value[7] ($)	All Other Compensation[8] ($)	Total ($)
Peter Vanacker[1] Chief Executive Officer	2023	1,437,500	—	8,978,151	2,664,298	2,946,400	16,479	503,366	16,546,194
	2022	861,538	1,900,000	9,676,036	2,500,004	1,398,485	13,547	669,379	17,018,989
Michael McMurray Executive Vice President and Chief Financial Officer	2023	843,500	—	2,775,140	823,520	1,132,519	19,924	102,024	5,696,627
	2022	824,000	—	2,050,443	721,022	2,409,387	12,936	91,685	6,109,473
	2021	818,185	—	2,186,241	738,700	1,312,040	13,936	86,092	5,155,194
Ken Lane[2] Executive Vice President Global Olefins & Polyolefins and Procurement	2023	870,000	—	2,201,335	653,260	1,097,179	20,675	603,110	5,445,559
	2022	968,825	—	3,582,510	717,419	3,389,488	11,365	128,469	8,798,076
	2021	787,503	—	1,841,166	622,124	1,262,839	13,734	88,429	4,615,795
Jim Guilfoyle Senior Vice President Olefins & Polyolefins EAMEI	2023	793,562	—	1,942,151	576,288	916,566	46,611	824,643	5,099,821
	2022	770,183	—	1,691,684	594,846	2,817,421	—	89,244	5,963,378
	2021	671,408	—	1,625,037	549,087	1,075,996	17,959	76,292	4,015,779
Torkel Rhenman Executive Vice President Advanced Polymer Solutions	2023	798,275	—	2,024,259	600,685	894,900	20,740	91,436	4,430,295
	2022	793,100	—	1,691,684	594,846	2,923,912	13,734	94,791	6,112,067
	2021	787,503	—	1,841,166	622,124	1,262,839	14,399	88,125	4,616,156

[1] Mr. Vanacker assumed his position as CEO effective May 23, 2022.

[2] From January 1, 2022 to May 22, 2022, Mr. Lane served as Interim CEO and his base salary was $1,200,000. From May 23, 2022 to September 30, 2022, his base salary was $793,100. From October 1, 2022 to December 31, 2022, his base salary was $870,000. Mr. Lane resigned from his position effective March 15, 2024. As a result of his departure, unvested RSUs, PSUs and options as of such date granted to Mr. Lane were forfeited, resulting in the forfeiture of 27,949 RSUs, 28,233 PSUs, and option awards representing 26,999 shares of common stock. The forfeiture of these awards is not reflected in the "Stock Awards" and "Option Awards" columns above, which are based on the aggregate grant date fair value of the full awards, as further detailed in footnotes (4) and (5) below.

[3] Represents a cash sign-on bonus paid in connection with the 2022 appointment of Mr. Vanacker.

[4] Stock awards granted to NEOs in 2021, 2022, and 2023 include RSUs and PSUs. The RSUs are granted under the LyondellBasell Industries Long Term Incentive Plan (the "LTIP") and entitle the recipient to an equal number of shares of the Company's stock when the RSUs vest on the third anniversary of the date of grant. RSUs receive cash dividend equivalents at the same time dividends are paid on the Company's stock. Amounts included in the table are the aggregate grant date fair values of the awards calculated in accordance with ASC 718. The PSUs are also granted under the LTIP. The PSUs entitle the recipient to a number of shares of the Company's common stock equal to the number of units, multiplied by an earned percentage that can range from 0 to 200% of the targeted number of units based on Company performance. The PSUs accrue dividend equivalents during the performance period in the form of additional units. See Note 16 to the Company's Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2023 (the "2023 Annual Report") for a discussion of the calculation of the fair value of the awards. There was no payout under the PSUs for the three-year performance period ended December 31, 2021. The PSUs for the three-year performance periods ended December 31, 2022 and December 31, 2023 paid out at 100% and 200%, respectively.

Annual grants of RSUs and PSUs are made at the first regularly scheduled C&TD Committee meeting of the calendar year. The following is the aggregate grant date fair value of the PSUs granted in 2023 if we assumed the maximum amounts (200% of target) will be earned: Peter Vanacker - $8,978,151; Michael McMurray - $2,775,140; Ken Lane - $2,201,335; Jim Guilfoyle - $1,942,151; Torkel Rhenman - $2,024,259.

[5] Stock options are also granted under the LTIP and annual awards are made at the first regularly scheduled C&TD Committee meeting of the calendar year. The stock options vest ratably over a three-year period beginning with the first anniversary of the date of grant and expire after ten years. The amounts shown are the fair values of the stock options on the date of grant, in accordance with ASC 718. The fair values of stock options were calculated using the Black-Scholes option-pricing model. We use the Black-Scholes formula to calculate an assumed value of the options for compensation expense purposes; because the formula uses assumptions, the fair values calculated are not necessarily indicative of the actual values of the stock options.

The assumptions used for the 2023 annual grants were: a dividend yield of 5%; a risk-free interest rate of 4.066%; an expected life of 5.7 years; and stock price volatility of 39.91%. See Note 16 to the Company's Consolidated Financial Statements in the 2023 Annual Report for a discussion of the calculation of the fair value of the awards.

[6] Amounts of Non-Equity Incentive Plan Compensation in 2023 include the annual bonuses paid out in March 2024 for performance during 2023.

[7] Amounts include increases during 2023 in the actuarial present values of benefits under the LyondellBasell Retirement Plan. The increases are calculated based on the difference between the total benefit actuarially reduced from age 65 to current age and the present value of the benefits under the plan. Mr. Guilfoyle's 2022 pension value was negative due to a significant increase in discount rate during 2022. See the "Pension Benefits" table on page 72 for more information.

[8] Amounts included in "All Other Compensation" for 2023 in the table above include the following (amounts in dollars):

Name	Matching 401(k) Contributions[a] ($)	Matching Deferral Plan Contributions[b] ($)	Relocation[c] ($)	Personal Use of Aircraft[d] ($)	Other[e] ($)	Total ($)
Peter Vanacker	19,800	121,825	208,069	108,502	45,170	503,366
Michael McMurray	19,800	56,485	—	—	25,739	102,024
Ken Lane	19,800	59,400	—	8,605	515,305	603,110
Jim Guilfoyle	19,800	50,992	110,587	—	643,264	824,643
Torkel Rhenman	19,800	51,510	—	—	20,126	91,436

[a] Includes Company matching contributions to each NEO's 401(k).
[b] Includes Company contributions under the Company's U.S. Senior Management Deferral Plan. See the "Non-Qualified Deferred Compensation in 2023" table on page 73 for more information.
[c] Represents relocation benefits provided to Mr. Vanacker and Mr. Guilfoyle.
[d] Represents the approximate incremental cost to the Company for the personal use of Company aircraft by the NEO's spouse or personal guest in 2023 or the payment or reimbursement of commercial spouse travel related to business trips, as well as reimbursement of additional income tax incurred by the NEO when the cost of such travel is imputed as income. Approximate incremental cost for travel on Company aircraft has been determined based on the total trip charge for each flight segment divided by the total number of passengers traveling on that segment.
[e] For Mr. Guilfoyle, includes $632,000 in expatriation allowances and tax gross ups. For Mr. Lane, includes $500,000 in charitable contributions that were made by the Company on behalf of Mr. Lane. For the other NEOs, includes executive physicals; payment of professional fees for tax filings; financial planning allowances; and matching charitable contributions. None of these amounts individually exceeded the greater of $25,000 or 10% of the total amount of other compensation for the NEO in 2023.

Grants of Plan-Based Awards

Name	Grant Date[1]	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[2]		Estimated Future Payouts Under Equity Incentive Plan Awards[3]		All Other Stock Awards: Number of Shares of Stock or Units[4]	All Other Option Awards: Number of Securities Underlying Options[5]	Exercise or Base Price of Option Awards[5] ($)	Grant Date Fair Value of Stock and Option Awards ($)
		Target ($)	Max. ($)	Target (#)	Max. (#)				
Peter Vanacker	2/23/2023	2,320,000	4,640,000	—	—	—	—	—	—
	2/23/2023	—	—	56,422	112,844	—	—	—	6,307,980
	2/23/2023	—	—	—	—	28,211	—	—	2,670,171
	2/23/2023	—	—	—	—	—	107,129	94.65	2,664,298
Michael McMurray	2/23/2023	807,500	1,615,000	—	—	—	—	—	—
	2/23/2023	—	—	17,440	34,880	—	—	—	1,949,792
	2/23/2023	—	—	—	—	8,720	—	—	825,348
	2/23/2023	—	—	—	—	—	33,113	94.65	823,520
Ken Lane[6]	2/23/2023	826,500	1,653,000	—	—	—	—	—	—
	2/23/2023	—	—	13,834	27,668	—	—	—	1,546,641
	2/23/2023	—	—	—	—	6,917	—	—	654,694
	2/23/2023	—	—	—	—	—	26,267	94.65	653,260
Jim Guilfoyle	2/23/2023	753,445	1,506,890	—	—	—	—	—	—
	2/23/2023	—	—	12,205	24,410	—	—	—	1,364,502
	2/23/2023	—	—	—	—	6,103	—	—	577,649
	2/23/2023	—	—	—	—	—	23,172	94.65	576,288
Torkel Rhenman	2/23/2023	760,000	1,520,000	—	—	—	—	—	—
	2/23/2023	—	—	12,721	25,442	—	—	—	1,422,190
	2/23/2023	—	—	—	—	6,361	—	—	602,069
	2/23/2023	—	—	—	—	—	24,153	94.65	600,685

[1] The grant date of February 23, 2023 is the date of the first regularly-scheduled Board meeting that follows the first regularly-scheduled C&TD Committee meeting of the calendar year when annual grants are made.

[2] The awards shown are the estimated possible payouts of the NEOs' annual bonus payments for performance in 2023. Actual bonus (STI) payments for 2023 are shown in the Summary Compensation Table under the column "Non-Equity Incentive Plan Compensation." The NEOs' target bonuses are a percentage of base salary. The maximum shown in the table is the maximum amount that can be earned under the terms of the STI plan, which is 200% of target. Each performance measure is assessed and weighted, and payments can range from 0 — 200% of target.

[3] These awards represent PSUs granted in 2023, which are earned over a three-year performance period ending December 31, 2025, with payouts, if any, in the first quarter of 2026. The performance criterion for the PSUs is assessed, and payments can range from 0 — 200% of the target award, which is settled in shares. These awards accrue dividend equivalents during the performance period in the form of additional units.

[4] These awards represent RSUs awarded on February 23, 2023, which will cliff vest at the end of three years from the grant date. RSU holders are entitled to receive cash dividend equivalents.

[5] These awards represent annual stock option grants. The exercise price of the options is equal to the fair market value on the date of grant. All stock options included in the table vest in equal increments over a three-year period beginning on the first anniversary of the date of grant and expire ten years after the date of grant.

[6] Mr. Lane resigned from his position effective March 15, 2024, and his unvested PSUs, RSUs, and stock options on such date were forfeited on the terms described under "Potential Payments Upon Termination or Change in Control."

Outstanding Equity Awards at December 31, 2023

	Option Awards				Stock Awards		Equity Incentive Plan Awards	
Name	**Number of Securities Underlying Unexercised Options Exercisable**	**Number of Securities Underlying Unexercised Options Unexercisable[1]**	**Option Exercise Price ($)**	**Option Expiration Date**	**Number of Shares or Units of Stock That Have Not Vested[2]**	**Market Value of Shares or Units of Stock That Have Not Vested[3] ($)**	**Number of Unearned Shares, Units, or Other Rights That Have Not Vested[4]**	**Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested[3] ($)**
Peter Vanacker	32,065	64,126	101.51	5/23/2032	61,983	5,893,344	102,685	9,763,290
	—	107,129	94.65	2/23/2033	—	—	—	—
Michael McMurray	103,306	—	92.17	11/5/2029	22,936	2,180,755	31,911	3,034,098
	16,940	—	78.15	2/20/2030	—	—	—	—
	24,308	12,153	99.21	2/25/2031	—	—	—	—
	9,538	19,074	89.26	2/24/2032	—	—	—	—
	—	33,113	94.65	2/23/2033	—	—	—	—
Ken Lane	20,472	10,235	99.21	2/25/2031	33,827	3,216,271	28,233	2,684,394
	—	18,978	89.26	2/24/2032	—	—	—	—
	—	26,267	94.65	2/23/2033	—	—	—	—
Jim Guilfoyle	1,205	—	84.74	2/17/2025	17,261	1,641,176	24,144	2,295,612
	347	—	96.23	6/1/2025	—	—	—	—
	9,148	—	87.49	2/16/2027	—	—	—	—
	11,651	—	103.89	2/21/2028	—	—	—	—
	18,867	—	83.30	2/21/2029	—	—	—	—
	29,816	—	78.15	2/20/2030	—	—	—	—
	18,068	9,034	99.21	2/25/2031	—	—	—	—
	7,869	15,736	89.26	2/24/2032	—	—	—	—
	—	23,172	94.65	2/23/2033	—	—	—	—
Torkel Rhenman	10,666	—	80.68	7/15/2029	18,209	1,731,312	24,660	2,344,673
	38,402	—	78.15	2/20/2030	—	—	—	—
	20,472	10,235	99.21	2/25/2031	—	—	—	—
	7,869	15,736	89.26	2/24/2032	—	—	—	—
	—	24,153	94.65	2/23/2033	—	—	—	—

(1) The vesting schedules of the unexercisable stock options are shown below:

Name	Total Unvested Stock Options	Exercise Price[a] ($)	2024 Vesting Details	2025 Vesting Details	2026 Vesting Details
Peter Vanacker	64,126	101.51	32,063 vesting on May 23, 2024	32,063 vesting on May 23, 2025	
	107,129	94.65	35,711 vesting on February 23, 2024	35,709 vesting on February 23, 2025	35,709 vesting on February 23, 2026
Michael McMurray	12,153	99.21	12,153 vesting on February 25,2024		
	19,074	89.26	9,537 vesting on February 24, 2024	9,537 vesting on February 24, 2025	
	33,113	94.65	11,039 vesting on February 23, 2024	11,037 vesting on February 23, 2025	11,037 vesting on February 23, 2026
Ken Lane[b]	10,235	99.21	10,235 vesting on February 25, 2024		
	18,978	89.26	9,489 vesting on February 24, 2024	9,489 vesting on February 24, 2025	
	26,267	94.65	8,757 vesting on February 23, 2024	8,755 vesting on February 23, 2025	8,755 vesting on February 23, 2026
Jim Guilfoyle	9,034	99.21	9,034 vesting on February 25, 2024		
	15,736	89.26	7,868 vesting on February 24, 2024	7,868 vesting on February 24, 2025	
	23,172	94.65	7,724 vesting on February 23, 2024	7,724 vesting on February 23, 2025	7,724 vesting on February 23, 2026
Torkel Rhenman	10,235	99.21	10,235 vesting on February 25, 2024		
	15,736	89.26	7,868 vesting on February 24, 2024	7,868 vesting on February 24, 2025	
	24,153	94.65	8,051 vesting on February 23, 2024	8,051 vesting on February 23, 2025	8,051 vesting on February 23, 2026

[a] The exercise price of all options is equal to the fair market value on the date of grant. The fair market value of all outstanding vested and unvested stock options as of June 13, 2022 was adjusted as a result of the special dividend paid in 2022. All stock options included in the table vest in three increments over a three-year period beginning on the first anniversary of the date of grant and expire ten years after the date of grant.

[b] Mr. Lane resigned from his position effective March 15, 2024, and his unvested stock options on such date were forfeited on the terms described under "Potential Payments Upon Termination or Change in Control." Mr. Lane's previously vested options may be exercised for 90 days after termination of employment.

(2) Includes RSUs for each of the NEOs, the vesting schedules for which are shown below:

Name	Total Unvested RSUs	Vesting Schedule
Peter Vanacker	61,983	10,640 vesting on 5/23/2024
		23,132 vesting on 5/23/2025
		28,211 vesting on 2/23/2026
Michael McMurray	22,936	6,980 vesting on 2/25/2024
		7,236 vesting on 2/24/2025
		8,720 vesting on 2/23/2026
Ken Lane[a]	33,827	5,878 vesting on 2/25/2024
		13,832 vesting on 5/26/2024
		7,200 vesting on 2/24/2025
		6,917 vesting on 2/23/2026
Jim Guilfoyle	17,261	5,188 vesting on 2/25/2024
		5,970 vesting on 2/24/2025
		6,103 vesting on 2/23/2026
Torkel Rhenman	18,209	5,878 vesting on 2/25/2024
		5,970 vesting on 2/24/2025
		6,361 vesting on 2/23/2026

[a] Mr. Lane resigned from his position effective March 15, 2024, and his unvested RSUs on such date were forfeited on the terms described under "Potential Payments Upon Termination or Change in Control."

(3) Dollar values are based on the closing price of $95.08 of the Company's shares on the NYSE on December 29, 2023.

(4) Includes PSUs granted in 2022 and 2023 with three-year performance periods ending December 31, 2024 and December 31, 2025, respectively. We have included the target number of PSUs, although payouts on PSUs are made after the Company's financial results for the performance period are reported and the C&TD Committee determines achievement of performance goals and corresponding vesting, typically in mid to late February of the following year. The PSUs for the 2021-2023 performance period are not included in the table as they are considered earned as of December 31, 2023 for proxy disclosure purposes; those PSUs paid out at 200% and are included in the "Option Exercises and Stock Vested" table below. The PSUs in the table above include those shown below.

Name	PSUs with Three-Year Performance Period Ending December 31,	
	2024	**2025**
Peter Vanacker	46,263	56,422
Michael McMurray	14,471	17,440
Ken Lane[a]	14,399	13,834
Jim Guilfoyle	11,939	12,205
Torkel Rhenman	11,939	12,721

[a] Mr. Lane resigned from his position effective March 15, 2024, and his outstanding PSUs were forfeited on the terms described under "Potential Payments Upon Termination or Change in Control."

Option Exercises and Stock Vested

Name	Option Awards		Stock Awards[2]	
	Number of Shares Acquired on Exercise	Value Realized on Exercise[1] ($)	Number of Shares Acquired on Vesting	Value Realized on Vesting ($)
Peter Vanacker	—	—	10,641	965,458
Michael McMurray	—	—	41,019	3,993,984
Ken Lane	27,422	423,459	34,054	3,315,832
Jim Guilfoyle	5,667	133,855	29,327	2,855,601
Torkel Rhenman	—	—	34,516	3,360,794

[1] The value realized on option exercise represents the difference between the option exercise price and the market price of the LYB shares when exercised.

[2] Includes RSUs that vested in 2023 and PSUs granted in 2021 with a performance period ended December 31, 2023. The C&TD Committee reviewed the achievement of performance goals for the PSUs granted in 2021, with a performance period ended December 31, 2023 in February 2024 and determined that 200% payout was earned. The number of shares acquired on vesting for both RSUs and PSUs is the gross number of shares for all NEOs, although we withhold shares in payment of minimum statutory withholding taxes when the awards vest. The value realized for RSUs is the number of gross shares vested multiplied by the market price on the date the restrictions lapsed. The value realized for PSUs is the number of gross shares vested multiplied by the market price on the date the C&TD Committee determined the earned percentage of shares for the PSUs. The table below shows the gross number of shares that vested under RSUs and PSUs for each of the NEOs in 2023.

Name	RSUs Vested in 2023	PSUs Earned for Performance Period Ending December 31, 2023
Peter Vanacker	10,641	—
Michael McMurray	7,439	33,580
Ken Lane	5,774	28,280
Jim Guilfoyle	4,365	24,962
Torkel Rhenman	6,236	28,280

Pension Benefits

Name	Plan Name	Number of Years Credited Service[1]	Present Value of Accumulated Benefit[1] ($)	Payments During Last Fiscal Year ($)
Peter Vanacker	LyondellBasell Pension Plan	2	30,026	—
Michael McMurray	LyondellBasell Pension Plan	4	64,765	—
Ken Lane	LyondellBasell Pension Plan	4	71,241	—
Jim Guilfoyle	Cash Balance	15	300,416	
	Equistar Non-Represented	11	145,333	—
	Millennium Petrochemicals	5	61,676	—
	Total	31	507,425	—
Torkel Rhenman	LyondellBasell Pension Plan	4	75,535	—

[1] The amounts shown in the table are the actuarial present value of each participant's accumulated benefits as of December 31, 2023, calculated on the same basis as used in Note 15 to our Consolidated Financial Statements in the 2023 Annual Report, with the exception that each participant was assumed to continue to be actively employed by us until age 65 (earliest unreduced retirement age) and immediately commence his benefit at that time.

The LyondellBasell Retirement Plan is a U.S. qualified defined benefit pension plan that provides pension benefits under a cash balance formula that defines participants' accrued benefits in terms of a notional cash account balance. Eligible employees become participants immediately upon employment and are fully vested upon the earliest of (i) three years of service, (ii) death, or (iii) reaching age 65. The notional account balance for each participant comprises a pay credit of 5% and interest credits, each of which are accumulated at the end of each quarter. Pay credits are based on quarterly base pay, as limited by the Internal Revenue Code, and interest credits are based on the 5th, 4th, and 3rd monthly-determined 30-year treasury rates before the start of that quarter. Benefits under the plan are payable upon separation from the Company.

Non-Qualified Deferred Compensation in 2023

Name	Executive Contributions in Last Fiscal Year[1] ($)	Registrant Contributions in Last Fiscal Year[1][2] ($)	Aggregate Earnings in Last Fiscal Year[3] ($)	Aggregate Withdrawals/ Distributions[4] ($)	Aggregate Balance at Last Fiscal Year End[5] ($)
Peter Vanacker	—	121,825	5,409	—	188,453
Michael McMurray	—	56,485	91,411	—	515,775
Ken Lane	—	59,400	25,216	—	261,294
Jim Guilfoyle	—	50,992	32,908	—	295,720
Torkel Rhenman	—	51,510	32,759	—	243,327

[1] The Company maintains a U.S. Senior Management Deferral Plan that allows executives to defer up to 50% of their base salary and up to 100% of their annual bonus and equity grants ("eligible pay") for payment at a future date. Funds deferred under this plan are allocated into notional accounts that mirror selected investment funds in our 401(k) plans, though the deferred funds are not actually invested and the Company may use separate assets to fund the benefit.

[2] Company contributions to the executives' Deferral Plan accounts are included in "All Other Compensation," but not "Salary," in the Summary Compensation Table. The Deferral Plan provides for Company contributions for that portion of pay that cannot be taken into account for matching contributions or accruals under the Company's 401(k) plan and defined benefit pension plan due to IRS limits. The eligibility for Company contributions begins in the Deferral Plan once the employee's salary has reached the IRS limits for those plans; actual contributions by the Company are made as of February 15 of the next calendar year. The Company's contribution occurs regardless of whether the employee has contributed any amounts under the Deferral Plan or 401(k) plan. Eligible employees must be employed as of February 15 in order to receive the Company contribution.

[3] Earnings on these accounts are not included in any other amounts in the tables included in this proxy statement, as the amounts of the NEOs' earnings represent the general market gains on investments and are not amounts or rates set by the Company for the benefit of the NEOs.

[4] Accounts are distributed as either a lump sum payment or in annual installments upon the later of (i) the date on which the employee reaches (x) at least 55 years of age and has ten years of service or (y) 65 years of age and (ii) termination of employment. Special circumstances may allow for a modified distribution in the event of the employee's death, an unforeseen emergency, or upon a change-in-control of the Company. In the event of death, distribution will be made to the designated beneficiary in the form previously elected by the executive. In the event of an unforeseen emergency, the plan administrator may allow an early payment in the amount required to satisfy the emergency. All participants are immediately 100% vested in all of their contributions, Company contributions, and gains and/or losses related to their notional investment choices.

[5] The balance as of the last year includes the Company contributions made in respect of the NEOs' 2023 earnings, although amounts were not credited to the accounts for continuing NEOs until February 2024. The balance also includes contributions made by the employee as explained in footnote 1 above.

Potential Payments Upon Termination or Change in Control

Our NEOs participate in our Executive Severance Program, which provides for severance payments in certain events of termination of employment, provided the executive executes a release in favor of the Company. Under the terms of the Company's Executive Severance Plan, in the event of a termination by an NEO for Good Reason or by the Company without cause, such NEO will receive a lump sum payment equal to (1) the sum of the NEO's base salary and target annual bonus amount for the preceding year (except the CEO, who will receive two times such sum), plus (2) an amount equal to the cost of 18 months of continuation coverage premiums for medical coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, at the subsidized rates that active employees pay to effectuate similar coverage in effect on the termination date. In addition, under the Executive Severance Plan, an NEO who is terminated within two years of a change in control will receive a one-time payment equal to two times the sum of his base salary plus target annual bonus (except the CEO, who will receive three times such sum). In each case, such NEO will also continue to receive subsidized coverage at active employee rates under the Company's life insurance plan for 18 months following the date of termination, if permissible, and will receive outplacement assistance with a provider designated by the Company.

Under the terms of the Company's STI program, all NEOs will receive pro rata annual bonus payments in the event of termination of employment due to death or disability or termination without Cause, payable following certification of payout under the STI program the following year. Additionally, under the terms of our LTIP and equity award agreements, our NEOs will receive accelerated or pro-rated vesting of their equity awards upon termination within one year of the change in control. The Company believes that this "double trigger" is appropriate because it ensures our executives do not have conflicts in the event of a change in control and also avoids windfalls for any employees whose employment with the Company or its successors continues following such an event. The treatment of the equity awards for the NEOs is the same as for all other employees who receive equity awards.

A summary of the treatment of equity awards granted through December 31, 2023 in different scenarios under the terms of our LTIP and the award agreements is provided below. "Cause" and "Good Reason" are defined in the Company's Executive Severance Plan as follows:

"Cause" means (i) the executive's continued failure (except where due to physical or mental incapacity) to substantially perform his or her duties; (ii) the executive's intentional misconduct or gross neglect in the performance of his or her duties; (iii) the executive's conviction of, or plea of guilty or *nolo contendere* to, a felony; (iv) the commission by the executive of an act of fraud or embezzlement against the Company or any affiliate; (v) the executive's breach of fiduciary duty, (vi) an executive's violation of the Company's Code of Conduct or (vii) the executive's willful breach of any material provision of any employment or other written agreement between the executive and the Company or an affiliate (as determined in good faith by the C&TD Committee) which is not remedied within 15 days after written notice is received from the Company or affiliate specifying the breach. Any determination of whether Cause exists shall be made by the C&TD Committee in its sole discretion.

"Good Reason" means the occurrence, without the Participant's express written consent, of (i) a material diminution in the executive's duties, responsibilities or authority; (ii) any material diminution of the executive's Base Salary; or (iii) the involuntary relocation of the executive's principal place of employment by more than 50 miles from the executive's principal place of employment immediately prior to such relocation. Any assertion by an executive of a termination of employment for "Good Reason" will not be effective unless certain conditions regarding notice and cure are satisfied.

Termination of Employment for Cause by the Company or without Good Reason by the Executive

- All unvested awards are forfeited. In the event of termination for Cause by the Company, unexercised stock options are also forfeited. In the event of resignation without Good Reason by the executive, previously vested options may be exercised for 90 days after termination of employment.

Termination of Employment without Cause by the Company

- Stock options, RSUs, and PSUs vest pro rata.
- **Stock options:** Stock options provide for vesting in equal installments on the first three anniversaries of the grant date. In the event of termination without Cause, pro-ration is determined for each unvested installment separately based on the number of months worked from the date of grant until termination divided by the number of months from the date of grant until the original vesting date for that installment. The options may be exercised for 90 days after termination of employment.
- **RSUs and PSUs:** Pro-ration is determined based on the number of months worked from the date of grant (for RSUs) or beginning of the relevant performance period (for PSUs) until termination divided by the number of months in the vesting or performance period, respectively. The number of units earned under the PSUs is based on performance over the applicable three-year performance period as determined by the C&TD Committee in the first quarter after the end of the performance period and can range from 0 to 200% of target.

Termination of Employment with Good Reason by the Executive

- All unvested awards are forfeited and previously vested options may be exercised for 90 days after termination of employment.

Termination of Employment without Cause by the Company or with Good Reason by the Executive within 12 Months of a Change in Control

- **Stock options and RSUs:** All stock options and RSUs are immediately vested. Stock options remain exercisable for 90 days.
- **PSUs:** PSUs vest pro rata based on the number of months worked from the beginning of the performance period until termination divided by the number of months in the performance period. The number of units earned under the PSUs is based on the C&TD Committee's determination of performance results as of the last quarter prior to the change in control.

Retirement

- Under the Company's award agreements, "Retirement" means an executive's termination of service (i) on or after age 55 with 10 years of service, (ii) on or after age 55 with 7 years of service for Mr. Vanacker, or (iii) on or after age 65 for Mr. Rhenman. For all NEOs, "Enhanced Retirement" means an executive's termination of service on or after age 60 with at least 10 years of service. None of our NEOs currently meet the requirements for Retirement or Enhanced Retirement.
- In the event of Retirement, all awards vest pro rata, based on the same calculations as in the case of a termination without Cause. Stock options remain exercisable for five years or their original term, whichever is shorter. In the event of Enhanced Retirement, all awards vest in full on their original vesting schedule. The Company's award agreements provide that an executive who meets the requirements for Enhanced Retirement will be subject to non-competition, non-solicitation, and other restrictive covenants for two years following his or her retirement and, beginning with 2022 awards, executives who meet the requirements for Retirement will also be subject to one-year restrictive covenants. Stock options remain exercisable for their original term.

Death or Disability

- **Stock Options and RSUs:** Stock options and RSUs vest immediately. The stock options remain exercisable for one year.
- **PSUs:** PSUs vest pro rata, based on the same calculations as for PSUs in the case of a termination without Cause.

In accordance with SEC disclosure requirements, the tables below show, in dollars, the amounts our NEOs could receive in different circumstances if the termination events occurred as of December 31, 2023, with the exception of Mr. Lane, who voluntarily resigned from his position effective March 15, 2024. Mr. Lane did not receive any payments or benefits in connection with his departure, and all his unvested equity awards as of March 15, 2024 were forfeited. We excluded any amounts for benefits or payments that are available to all salaried employees of the Company. The amounts shown are not the amounts the NEO would actually receive in a termination event, but are calculated as described below.

Death or Disability

	Accelerated Option Awards[1]	Accelerated RSUs[2]	Pro-rated PSUs[3]	Cash Severance Payment[4]	Total[5]
Peter Vanacker	46,065	5,893,344	4,720,817	—	10,660,226
Michael McMurray	125,250	2,180,755	2,797,349	—	5,103,354
Jim Guilfoyle	101,548	1,641,176	2,130,268	—	3,872,992
Torkel Rhenman	101,970	1,731,312	2,277,831	—	4,111,113

Termination by NEO for Good Reason

	Pro-rated Option Awards[1]	Pro-rated RSUs[2]	Pro-rated PSUs[3]	Cash Severance Payment[4]	Total[5]
Peter Vanacker	—	—	—	7,540,000	7,540,000
Michael McMurray	—	—	—	1,657,500	1,657,500
Jim Guilfoyle	—	—	—	1,546,545	1,546,545
Torkel Rhenman	—	—	—	1,560,000	1,560,000

Retirement or Termination without Cause

	Pro-rated Option Awards[1]	Pro-rated RSUs[2]	Pro-rated PSUs[3]	Cash Severance Payment[4]	Total[5]
Peter Vanacker	25,806	2,884,727	4,720,817	7,540,000	15,171,350
Michael McMurray	96,639	1,338,251	2,797,349	1,657,500	5,889,739
Jim Guilfoyle	78,729	1,019,638	2,130,268	1,546,545	4,775,180
Torkel Rhenman	78,965	1,090,948	2,277,831	1,560,000	5,007,744

Termination without Cause or by NEO for Good Reason within 12 Months of a Change in Control

	Accelerated Option Awards[1]	Accelerated RSUs[2]	Pro-rated PSUs[3]	Cash Severance Payment[4]	Total[5]
Peter Vanacker	46,065	5,893,344	4,720,817	11,310,000	21,970,226
Michael McMurray	125,250	2,180,755	2,797,349	3,315,000	8,418,354
Jim Guilfoyle	101,548	1,641,176	2,130,268	3,093,090	6,966,082
Torkel Rhenman	101,970	1,731,312	2,277,831	3,120,000	7,231,113

[1] The values for stock options included are calculated based on the number of options that would vest, multiplied by the difference between $95.08, the market value of our common stock as of December 31, 2023 (determined as the closing price of our common stock on the last preceding trading day), and the exercise price of the stock option. Amounts actually received by the NEO would depend on the fair market value of our shares after his termination when the options are exercised.

[2] The values of the RSUs are based on the number of RSUs that would vest multiplied by the fair market value of our stock on December 31, 2023, which may be different than the fair market value of our stock upon a termination event.

[3] PSUs accumulate dividend equivalents that are converted to additional units at the end of the performance period, subject to the same terms and conditions as the original award. The values of the PSUs are based on the number of units that would vest multiplied by the market value of our stock on December 31, 2023. The values above assume that the payout is at target, or 100%. The actual payout would be determined by the C&TD Committee after the performance period or, in the case of termination without Cause or by the NEO for Good Reason within 12 months of a change in control, as of the end of the last quarter prior to the change in control. Also, although the values are calculated as of December 31, 2023, the shares would not be issued until the first quarter after the end of the original performance period of the awards.

[4] Cash Severance Payment includes target bonus payment under the 2023 STI program. Cash severance is not payable in the event of Death or Disability and Retirement.

[5] In addition to the above, each of the NEOs would receive a lump sum payment of approximately $35,000 for the cost of eighteen months of continuation coverage premiums for medical coverage for himself and his dependents in any termination event other than death and disability. All NEOs would also receive Company-provided outplacement services for 12 months.

Equity Compensation Plan Information

The following table provides information as of December 31, 2023 about the number of shares to be issued upon vesting or exercise of equity awards and the number of shares remaining available for issuance under our equity compensation plans.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights[2][3]	Weighted-Average Exercise Price of Outstanding Options, Warrants, and Rights[4]	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans[5]
Equity compensation plans approved by security holders[1]	5,723,194	$ 90.02	10,528,161
Equity compensation plans not approved by security holders	—	—	—
TOTAL	**5,723,194**	**$ 90.02**	**10,528,161**

[1] Includes the LyondellBasell Industries Long Term Incentive Plan, as amended and restated (the "LTIP") and the LyondellBasell Global Employee Stock Purchase Plan, as amended and restated (the "ESPP").

[2] Includes 2,643,693 shares that may be issued pursuant to outstanding stock options and 1,156,439 shares that may be issued pursuant to outstanding RSUs. Additionally, 962,418 PSUs were outstanding as of December 31, 2023, including accrued dividend equivalents. The C&TD Committee determines the actual number of shares the recipient receives at the end of a three-year performance period which may range from 0 to 200% of the target number of shares. Because up to 200% of the target number of shares may ultimately be issued, we have included an aggregate of 1,923,062 shares, the maximum possible payout under the PSUs, as the number that may be issued.

[3] Excludes purchase rights that accrue under the ESPP. Purchase rights under the ESPP are considered equity compensation for accounting purposes. However, the number of shares to be purchased is indeterminable until the time shares are actually issued, as automatic employee contributions may be terminated before the end of an offering period and, due to the pricing feature, the purchase price and corresponding number of shares to be purchased is unknown.

[4] Includes only the weighted-average exercise price of the outstanding stock options. Does not include RSUs or PSUs, as those awards have no exercise price associated with them. Also excludes purchase rights under the ESPP for the reasons described in note (3) above.

[5] The shares remaining available as of December 31, 2023 include 7,778,231 shares under the LTIP and 2,749,930 shares under the ESPP.

CEO Pay Ratio

Pursuant to SEC rules, we are required to provide the following information with respect to fiscal 2023:

- The annual total compensation of the global median employee of our company (other than Mr. Vanacker, our CEO), was $106,365;
- The annual total compensation of Mr. Vanacker, our CEO, was $16,546,194; and
- Based on this information, the ratio of the annual total compensation of our CEO to the annual total compensation of the global median employee is 156 to 1.

Per SEC rules, we identified a new global median employee on December 31, 2022 based on 2022 compensation and the employee population. The global median employee for fiscal year 2022 was identified by examining the 2022 total compensation for all regular full- and part-time employees who were actively employed by the Company on December 31, 2022 and students and interns who were hired for partial periods during 2022. For these employees, annual compensation was calculated using methodology and guidelines consistent with the approach used to determine our median employee for 2018 and 2019.

- To find the annual total compensation of all of our employees (other than our CEO), we considered all gross and net components of compensation (including short- and long-term incentives) received by each employee and documented in the year-end payroll records for 2022.
- Compensation for full- and part-time employees hired during 2022 and still active as of December 31, 2022 was annualized. Compensation for all students and interns hired for partial periods during 2022 was not annualized.
- Annual compensation for expatriate employees and employees involved in permanent cross-border transfers during 2022 was calculated using all relevant country payroll records.

Although there was no change in the Company's employee population or compensation arrangements in 2023 that would result in a significant change to the Company's pay ratio disclosure, we have used a different median employee this year because the previously identified 2022 median employee left the Company during the year. In accordance with SEC rules, the newly selected global median employee is an employee with substantially similar 2022 compensation to the prior global median employee. After identifying this 2023 global median employee, we calculated 2023 total compensation for the selected employee using the same methodology used for our NEOs as set forth in the Summary Compensation Table.

Pay Versus Performance

In accordance with rules adopted by the SEC pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, we provide the following disclosure regarding executive compensation for our principal executive officer ("PEO") and non-PEO NEOs and Company performance for fiscal years listed below. The C&TD Committee did not consider the pay versus performance disclosure below in making its pay decisions for any of the fiscal years shown.

Year	Summary Compen-sation Table Total for Bhavesh Patel[1] ($)	Compen-sation Actually paid to Bhavesh Patel[1][2] ($)	Summary Compen-sation Table Total for Kenneth Lane[1] ($)	Compen-sation Actually Paid to Kenneth Lane[1][2] ($)	Summary Compen-sation Table Total for Peter Vanacker[1] ($)	Compen-sation Actually Paid to Peter Vanacker[1][2] ($)	Average Summary Compen-sation Table Total for Non-PEO NEOs[1] ($)	Average Compen-sation Actually Paid to Non-PEO NEOs[1][2] ($)	Value of Initial Fixed $100 Investment Based On:[3] TSR ($)	Value of Initial Fixed $100 Investment Based On:[3] Peer Group TSR ($)	Net Income ($MM)	EBITDA[4] ($MM)
2023	—	—	—	—	16,546,194	21,206,198	5,168,076	7,754,168	128.90	146.45	2,121	4,509
2022	—	—	8,798,076	9,046,842	17,018,989	14,863,867	5,818,984	6,400,521	106.81	131.89	3,889	6,301
2021	19,011,033	1,514,901	—	—	—	—	4,615,231	4,648,678	107.73	148.63	5,617	8,689
2020	15,570,513	16,833,907	—	—	—	—	3,288,167	3,043,798	102.57	118.05	1,427	3,285

[1] Bhavesh Patel was our PEO from January 1, 2020 to December 31, 2021. Kenneth Lane (who served as Interim CEO) was our PEO from January 1, 2022 to May 22, 2022. Peter Vanacker is our PEO since May 23, 2022. The Non-PEO NEOs for whom the average compensation is presented in this table are:
   [a] for 2023: Michael McMurray, Kenneth Lane, Torkel Rhenman, and Jim Guilfoyle;
   [b] for 2022: Michael McMurray, Torkel Rhenman, Jeffrey Kaplan, and Jim Guilfoyle;
   [c] for 2021: Michael McMurray, Kenneth Lane, Torkel Rhenman, and Jim Guilfoyle; and
   [d] for 2020: Michael McMurray, Kenneth Lane, Torkel Rhenman, Jeffrey Kaplan, and Daniel Coombs.

[2] The amounts shown as Compensation Actually Paid have been calculated in accordance with Item 402(v) of Regulation S-K and do not reflect compensation actually earned, realized or received by the Company's NEOs. Deductions from, and additions to, 2023 total compensation in the Summary Compensation Table to calculate Compensation Actually Paid consist of:

	Peter Vanacker ($)	Average Non-PEO NEOs ($)
Total Compensation from Summary Compensation Table	**16,546,194**	**5,168,076**
Adjustments for Pension		
Adjustment for Summary Compensation Table Pension	(16,479)	(26,988)
Amount added for current year service cost	12,475	15,953
Amount added for prior service cost impacting current year	—	—
TOTAL ADJUSTMENTS FOR PENSION	**(4,004)**	**(11,035)**
Adjustments for Equity Awards		
Adjustment for grant date values in the Summary Compensation Table	(11,642,449)	(2,899,160)
Year-end fair value of unvested awards granted in the current year	12,191,177	3,497,130
Year-over-year difference of year-end fair values for unvested awards granted in prior years	3,902,254	1,475,602
Fair values at vest date for awards granted and vested in current year	—	—
Difference in fair values between prior year-end fair values and vest date fair values for awards granted in prior years	213,026	523,555
Forfeitures during current year equal to prior year-end fair value	—	—
Dividends or dividend equivalents not otherwise included in the total compensation	—	—
TOTAL ADJUSTMENTS FOR EQUITY AWARDS	**4,664,008**	**2,597,127**
Compensation Actually Paid (as calculated)	**21,206,198**	**7,754,168**

[3] The Peer Group TSR set forth in this table utilizes the S&P 500 Chemicals Index, which we also utilize in the stock performance graph required by Item 201(e) of Regulation S-K included in our Annual Report for the year ended December 31, 2023. The comparison assumes $100 was invested, for the period starting December 31, 2019 through the end of the listed year, in the Company and in the S&P 500 Chemicals Index, respectively. Historical stock performance is not necessarily indicative of future stock performance.

[4] We determined EBITDA, which is a non-GAAP financial measure, to be the most important financial performance measure used to link Company performance to Compensation Actually Paid to our PEO and Non-PEO NEOs in 2023. More information on EBITDA can be found in Appendix A to this proxy statement. We may determine a different financial performance measure to be the most important financial performance measure in future years.

Relationship Between PEO and Other NEO Compensation Actually Paid and Company Total Shareholder Return ("TSR")

The following chart sets forth the relationship between Compensation Actually Paid to our PEOs, the average of Compensation Actually Paid to our other NEOs, and the Company's cumulative TSR over the three most recently completed fiscal years.

PEO and Average Non-PEO Compensation Actually Paid Versus LyondellBasell Industries N.V. TSR



Relationship Between PEO and Other NEO Compensation Actually Paid and Net Income

The following chart sets forth the relationship between Compensation Actually Paid to our PEOs, the average of Compensation Actually Paid to our other NEOs, and the Company's Net Income during the three most recently completed fiscal years.

PEO and Average Non-PEO Compensation Actually Paid Versus LyondellBasell Industries N.V. Net Income



Relationship Between PEO and Other NEO Compensation Actually Paid and EBITDA

The following chart sets forth the relationship between Compensation Actually Paid to our PEOs, the average of Compensation Actually Paid to our other NEOs, and our EBITDA during the three most recently completed fiscal years.

PEO and Average Non-PEO Compensation Actually Paid Versus LyondellBasell Industries N.V. EBITDA



Relationship Between Company TSR and Peer Group TSR

The following chart compares our cumulative TSR over the four most recently completed fiscal years to that of the S&P 500 Chemicals Index over the same period.

Comparison of Cumulative TSR of LyondellBasell Industries N.V. and S&P 500 Chemicals Index



Tabular List of Most Important Financial and Non-Financial Performance Measures

The following table presents the financial and non-financial performance measures that the Company considers to have been the most important in linking Compensation Actually Paid to our PEO and Non-PEO NEOs for 2023 to Company performance. The measures in this table are not ranked.

(in alphabetical order)
EBITDA
Free Cash Flow per Share
Safety
Sustainability
Value Enhancement Program Results

Item 7
Authorization to Conduct Share Repurchases

☑ **The Board recommends that you vote FOR the proposal to grant authority to the Board to repurchase up to 10% of our issued share capital until November 24, 2025.**

Under Dutch law and our Articles of Association, shareholder approval is necessary to authorize our Board to repurchase shares. At the annual general meeting of shareholders held on May 19, 2023, shareholders authorized the Board to repurchase up to 10% of our outstanding shares. As of April 1, 2024, we have repurchased an aggregate of approximately 1.0 million shares pursuant to this authorization.

Adoption of the current proposal will give us the flexibility to continue to repurchase shares if we believe it is an appropriate use of our liquidity. The number of shares repurchased, if any, and the timing and manner of any repurchases will be determined after taking into consideration prevailing market conditions, our available resources, and other factors that cannot now be predicted.

In order to provide us with sufficient flexibility, we propose that shareholders grant authority to the Board to repurchase up to 10% of our issued share capital as of the date of the Annual Meeting (or, based on the number of shares issued as of April 1, 2024, approximately 34,042,250 shares) on the open market, through privately negotiated repurchases, in self-tender offers, or through accelerated repurchase arrangements, at prices ranging from the nominal value of our shares up to 110% of the market price for our shares; provided that (i) for open market or privately negotiated repurchases, the market price shall be the price for our shares on the NYSE at the time of the transaction; (ii) for self-tender offers, the market price shall be the volume weighted average price ("VWAP") for our shares on the NYSE during a period, determined by the Board, of no less than one and no greater than five consecutive trading days immediately prior to the expiration of the tender offer; and (iii) for accelerated repurchase arrangements, the market price shall be the VWAP for our shares on the NYSE over the term of the arrangement. The VWAP for any number of trading days shall be calculated as the arithmetic average of the daily VWAP on those trading days.

If approved, the authority will extend for 18 months from the date of the Annual Meeting, or until November 24, 2025, and will replace the current repurchase authorization of the Board which was approved by shareholders at the annual general meeting on May 19, 2023. Any shares repurchased under this authority may be cancelled pursuant to the authorization to cancel shares requested under Item 8 below.

Item 8
Cancellation of Shares

☑ **The Board recommends that you vote FOR the proposal to cancel all or a portion of the shares in our treasury account.**

Under Dutch law and our Articles of Association, shareholder approval is necessary to cancel ordinary shares that are held in treasury by us, or that may in the future be held in treasury by us as a result of share repurchases. Also under Dutch law, the number of shares held by us, or our subsidiaries, may not exceed 50% of our issued share capital at any time.

As of April 1, 2024, we held approximately 14,983,453 shares in our treasury account, primarily as the result of share repurchases. Treasury shares, if not cancelled, may be used for general corporate purposes, including for issuance under our equity compensation plans.

We are requesting that shareholders approve the cancellation of all or any portion of shares held in our treasury account or that may be repurchased pursuant to the authority requested under Item 7, above.

If this Item 8 is adopted, the cancellation of treasury shares may be executed in one or more tranches. The number of treasury shares that will be cancelled, if any, will be determined by the Board. If the Board determines it is appropriate to cancel our shares, we will follow the procedure set forth under Dutch law to cancel treasury shares from time to time. In accordance with Dutch statutory provisions, the cancellation of treasury shares will not be effective until two months after the resolution to cancel treasury shares has been filed with the Dutch Trade Register and announced in a Dutch national daily newspaper. Once the procedure is complete, the relevant treasury shares will be cancelled.

If this Item 8 is not approved, we will not cancel any treasury shares unless the general meeting of shareholders approves such cancellation at a later date.

Securities Ownership

Significant Shareholders

The table below shows information for shareholders known to us to beneficially own more than 5% of our shares.

Name and Address	Shares Beneficially Owned	
	Number	Percentage[1]
Certain affiliates of Access Industries, LLC[2] 40 West 57th Street, 28th Floor, New York, NY 10019	65,285,504	20.1%
The Vanguard Group[3] 100 Vanguard Blvd., Malvern, PA 19355	31,223,387	9.6%
BlackRock, Inc.[4] 50 Hudson Yards, New York, NY 10001	24,051,819	7.4%
Dodge & Cox[5] 555 California Street, 40th Floor, San Francisco, CA 94104	16,210,777	5.0%

[1] All percentages are based on 325,439,045 shares outstanding as of April 1, 2024.

[2] Information is based on a Form 4 filed with the SEC on February 29, 2024. Access Industries is a privately-held U.S. industrial group which controls directly or indirectly AI Investments Holdings LLC and certain other entities that are recordholders of our outstanding shares (collectively, the "Access Recordholders"). Len Blavatnik controls Access Industries and may be deemed to beneficially own the shares held by one or more of the Access Recordholders. Access Industries and each of its affiliated entities and the officers, partners, members, and managers thereof (including, without limitation, Mr. Blavatnik), other than the applicable Access Recordholder, disclaim beneficial ownership of any shares owned by the Access Recordholders.

[3] Information is based on a Schedule 13G/A filed with the SEC on February 13, 2024 by The Vanguard Group reporting beneficial ownership of the Company's stock as of December 31, 2023. The shareholder reports sole voting power with respect to 0 shares, shared voting power with respect to 334,291 shares, sole dispositive power with respect to 30,072,263 shares, and shared dispositive power with respect to 1,151,124 shares.

[4] Information is based on a Schedule 13G/A filed with the SEC on February 6, 2024 by BlackRock, Inc. reporting beneficial ownership of the Company's stock as of December 31, 2023, on behalf of its direct and indirect subsidiaries including BlackRock Life Limited; BlackRock Advisors, LLC; Aperio Group, LLC; BlackRock (Netherlands) B.V.; BlackRock Institutional Trust Company, National Association; BlackRock Asset Management Ireland Limited; BlackRock Financial Management, Inc.; iShares (DE) I Investmentaktiengesellschaft mit Teilgesellsc; BlackRock Japan Co., Ltd.; BlackRock Asset Management Schweiz AG; BlackRock Investment Management, LLC; BlackRock Investment Management (UK) Limited; BlackRock Asset Management Canada Limited; BlackRock Asset Management Deutschland AG; BlackRock (Luxembourg) S.A.; BlackRock Investment Management (Australia) Limited; BlackRock Advisors (UK) Limited; BlackRock Fund Advisors; BlackRock Asset Management North Asia Limited; BlackRock (Singapore) Limited; and BlackRock Fund Managers Ltd. The shareholder reports sole voting power with respect to 21,714,243 shares and sole dispositive power with respect to 24,051,819 shares.

[5] Information is based on a Schedule 13G/A filed with the SEC on February 13, 2024 by Dodge & Cox reporting beneficial ownership of the Company's stock as of December 31, 2023. The shareholder reports sole voting power with respect to 15,177,327 shares and sole dispositive power with respect to 16,210,777 shares.

Beneficial Ownership

Information relating to the beneficial ownership of our shares by each director, director nominee, and executive officer named in the Summary Compensation Table is included below, as is information with respect to all of these individuals and all other executive officers of the Company, as a group. Shares are considered to be beneficially owned by a person if he or she, directly or indirectly, has sole or shared voting or investment power with respect to such shares. In addition, a person is deemed to beneficially own shares if that person has the right to acquire such shares within 60 days of April 1, 2024. The individuals set forth in the table below, individually and in the aggregate, beneficially own less than 1% of our outstanding shares as of April 1, 2024.

Name	Number of		Stock Options Exercisable Within 60 days
	Shares	RSUs[1]	
Peter Vanacker	6,453	10,640	99,839
Michael McMurray	58,116	—	169,881
Ken Lane[2]	61,496	—	—
Jim Guilfoyle	49,471	—	121,597
Torkel Rhenman	53,339	—	103,563
Jacques Aigrain	21,967	3,556	—
Lincoln Benet	7,743	1,860	—
Robin Buchanan	10,416	1,860	—
Tony Chase	4,816	1,860	—
Bob Dudley	2,650	1,860	—
Claire Farley	18,738	1,860	—
Rita Griffin	—	1,865	—
Michael Hanley	9,012	1,860	—
Virginia Kamsky	1,801	1,860	—
Bridget Karlin	—	—	—
Albert Manifold	7,522	1,860	—
ALL DIRECTORS, NOMINEES, AND EXECUTIVE OFFICERS AS A GROUP (22 PERSONS)[3]	331,121	30,941	561,175

[1] Represents RSUs (each equivalent to a share of LYB stock) that will vest within 60 days.
[2] Mr. Lane resigned from his position effective March 15, 2024. Upon his departure, he forfeited any unvested long-term incentive awards.
[3] Includes shares beneficially owned by executive officers as of the date of this proxy statement who are not individually listed in this table. Mr. Lane resigned from his position effective March 15, 2024, and his ownership is excluded from this amount. Mr. Guilfoyle ceased to be deemed an executive officer as of February 22, 2024, and his ownership is excluded from this amount.

Related Party Transactions

We have adopted a written Related Party Transaction Approval Policy, which requires the disinterested members of the Audit Committee to review and approve certain transactions that we may enter into with related parties, including members of the Board, executive officers, and certain shareholders. The policy applies to any transaction:

- in the ordinary course of business with an aggregate value of $25 million or more;
- not in the ordinary course of business, regardless of value; or
- with a value of $120,000 or more and in which an executive officer or non-executive director has a direct or indirect material interest.

Related party relationships are identified and disclosed on an ongoing basis, as well as through responses to annual questionnaires completed by all directors, director nominees, and executive officers.

The Audit Committee reviews all the relevant facts of each related party transaction, including the nature of the related person's interest in the transaction, and determines whether to approve the transaction by considering, among other factors, (i) whether the terms of the transaction are fair to the Company and on the same basis as those which could be obtained from non-related parties, (ii) the business reasons for the Company to enter into the transaction, (iii) whether the related party transaction would impair the independence of any independent Board member, and (iv) whether the transaction would present an improper conflict of interest for any director or executive officer of the Company. No director votes on approval or, unless requested by the Audit Committee, participates in the discussion of a related party transaction in which he or she has an interest. The Audit Committee also conducts an annual review of all transactions with related parties, including those that do not meet the thresholds for related party transactions described above.

The following is a description of related party transactions in existence since the beginning of fiscal year 2023.

Access Industries

In 2010, we entered into certain agreements with affiliates of Access Industries, including a registration rights agreement, which obligates us to register and bear the costs for the resale of equity securities owned by Access Industries or its affiliates, and a nomination agreement. Pursuant to the nomination agreement, Access Industries has the right to nominate individuals for appointment to the Board if certain ownership thresholds are met. Access Industries currently owns more than 18% of our outstanding shares and has nominated Mr. Benet, Mr. Buchanan, and Ms. Kamsky pursuant to the nomination agreement. The Company entered into these agreements with Access Industries before it became publicly traded and the Related Party Transaction Approval Policy was adopted. Amendments to the nomination agreement are approved by disinterested directors.

Calpine Corporation

Calpine Corporation, the owner and operator of power plants across the United States and Canada, supplies power and steam to the Company's Houston refinery and is owned by a group of investors, including a minority investment by Access Industries. The Audit Committee has approved, most recently in October 2020, the Company's contracts with Calpine, which were determined to be on terms fair to the Company and more advantageous than those offered by other parties. In 2023, the Company purchased approximately $67.3 million of power, steam, and water from Calpine and sold approximately $18.8 million of excess gas and raw water to Calpine.

Other Transactions & Relationships

The Board was also made aware of, and considered the fairness of, certain transactions and relationships between the Company and other organizations where our directors and director nominees have relationships. These transactions and relationships were also considered in evaluating the independence of our directors and director nominees. In particular, Mr. Buchanan, Ms. Kamsky and Ms. Karlin each served as directors or advisors of companies with which LYB had commercial transactions in 2023. Each of these transactions was entered into on an arm's-length basis in the ordinary course of business, and no director initiated or participated in negotiation of the relevant purchases or sales or had any material interest in, or received any compensation in connection with, these transactions. In each case, the payments made or received by LYB fell below the greater of $1 million or 2% of the other company's annual gross revenue.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our directors, executive officers, and persons who own more than 10% of our common shares to file initial reports of ownership and reports of changes in ownership of common shares (Forms 3, 4, and 5) with the SEC and the NYSE. Reporting persons are required by SEC regulation to furnish us with copies of all such forms that they file.

Based on a review of the reports filed, information of the Company, and written representations from reporting persons, we believe that, during the fiscal year ended December 31, 2023, all of our directors, executive officers, and greater than 10% shareholders timely filed all reports they were required to file under Section 16(a), except for seven reports by Mr. Chase that were not timely filed due to an administrative error, reporting sales and purchases of shares made by a third-party broker that were not subject to the discretion of the reporting person. A Form 4 reporting these transactions was filed in July 2023 after the missed filings were identified, and all short-swing profits realized by Mr. Chase from the relevant transactions have been voluntarily disgorged.

Questions and Answers about the Annual General Meeting

Who is soliciting my vote?

Our Board is soliciting your vote on voting matters submitted for approval at the Company's 2024 Annual General Meeting of Shareholders.

Why are these matters being submitted for voting?

In accordance with Dutch law and the rules and regulations of the NYSE and the SEC, we are required to submit certain items for the approval of our shareholders. Several matters that are within the authority of a company's board of directors under most U.S. state corporate laws require shareholder approval under Dutch law. Additionally, in accordance with Dutch corporate governance guidelines, we provide for the discussion at our Annual Meeting of certain topics that are not subject to a shareholder vote, including our governance practices and our dividend policy.

The discharge from liability of our directors, the adoption of our 2023 Dutch statutory annual accounts, the appointment of the auditor for our 2024 Dutch statutory annual accounts, the authorization to repurchase shares, and the cancellation of shares held in our treasury account are all items that we are required to submit to shareholders due to our incorporation in the Netherlands.

How does the Board of Directors recommend that I vote my shares?

The Board of Directors recommends that you vote **FOR** each of the voting items presented in this proxy statement.

Unless you give other instructions on your proxy card, the persons named as proxy holders on the proxy card will vote in favor of each of the voting items in accordance with the recommendation of the Board of Directors.

Who is entitled to vote?

You may vote your LYB shares at the Annual Meeting if you are the record owner of such shares as of the close of business on April 26, 2024 (the "Record Date"). You are entitled to one vote for each share of LYB common stock that you own. As of April 1, 2024, there were 325,439,045 shares of LYB common stock outstanding and entitled to vote at the Annual Meeting.

How many votes must be present to hold the meeting?

Your shares are counted as present at the Annual Meeting if you held such shares as of the Record Date and (i) properly return a proxy by Internet, telephone, or mail or (ii) properly notify us of your intention to attend the Annual Meeting, attend the meeting, and vote in person. There are no quorum requirements under Dutch law and, as a result, we may hold our meeting regardless of the number of shares that are present in person or by proxy.

How many votes are needed to approve each of the voting items?

The number of votes required to approve the matters presented in this proxy statement varies by item:

- Pursuant to the Dutch Civil Code and our Articles of Association, the nomination of a candidate to our Board (Item 1) is binding on shareholders unless 2/3 of the votes cast at the Annual Meeting, representing more than 50% of the Company's issued share capital (which for this purpose includes only our outstanding shares), vote against the nominee. This means that a nominee will be elected unless the votes against him or her constitute 2/3 of the votes cast and represent more than 50% of our issued share capital.
- Under Dutch law, the cancellation of shares held in our treasury account (Item 8) requires the affirmative vote of a majority of the votes cast at the Annual Meeting. If, however, less than 50% of the Company's issued share capital (which for this purpose includes only our outstanding shares) is represented at the Annual Meeting, the proposal will require the affirmative vote of at least 2/3 of the votes cast.
- Each other voting item set forth in this proxy statement requires the affirmative vote of a majority of the votes cast by shareholders in order to be approved.

How do I vote?

You can vote by proxy without attending the meeting or in person at the meeting. To vote by proxy, you must vote over the Internet, by telephone, or by mail. Instructions for each method of voting are included on the proxy card.

If you hold your LYB shares in a brokerage account (that is, you hold your shares in "street name"), your ability to vote by telephone or over the Internet depends on your broker's voting process. Please follow the directions on your proxy card or voter instruction form.

Even if you plan to attend the Annual Meeting, we encourage you to vote your shares by proxy in advance. If you plan to vote in person at the Annual Meeting and you hold your LYB shares in street name, you must obtain a proxy from your broker and bring that proxy to the meeting.

Can I change my vote?

Yes. You can change or revoke your vote at any time before the polls close at the Annual Meeting. You can do this by:

- Entering a new vote by telephone or over the Internet prior to 11:59 p.m. Eastern Time on May 22, 2024;
- Signing another proxy card with a later date and returning it to us by a method that allows us to receive the proxy prior to the Annual Meeting;
- Sending us a written document revoking your earlier proxy; or
- Attending the Annual Meeting and voting your shares in person (attendance at the Annual Meeting will not, by itself, revoke a proxy previously given by you).

Who counts the votes?

We have hired Broadridge Financial Solutions, Inc. to count the votes represented by proxies and cast by ballot at the Annual Meeting.

Will my shares be voted if I do not provide my proxy and do not attend the Annual Meeting?

If you do not provide a proxy or vote your shares in person, the shares held in your name will not be voted.

If you hold your shares in street name, your broker may be able to vote your shares for certain "routine" matters even if you do not provide the broker with voting instructions. We believe that, pursuant to NYSE rules, Item 3, Item 5, Item 7 and Item 8 are considered routine matters. Therefore, without instructions from you, your broker may not vote your shares with respect to Item 1, Item 2, Item 4, and Item 6. It is therefore important that you act to ensure your shares are voted.

What is a broker non-vote?

If a broker does not have discretion to vote shares held in street name on a particular voting item and does not receive instructions from the beneficial owner on how to vote those shares, the broker may return the proxy card without voting on that voting item. This is known as a broker non-vote. Broker non-votes will have no effect on the vote for any voting item properly introduced at the meeting.

What if I return my proxy but don't vote for some of the matters listed on my proxy card?

If you return a signed proxy card without indicating your vote on all voting items listed, your shares will be voted FOR each of the voting items for which you did not vote.

How are votes counted?

For all voting items other than the election of nominees to our Board of Directors, you may vote **FOR, AGAINST**, or **ABSTAIN**. For the voting item for the election of nominees (Item 1), you may vote **FOR, AGAINST**, or **WITHHOLD** with respect to each nominee. A vote to abstain or withhold does not count as a vote cast, and therefore will not have any effect on the outcome of any voting item to be voted on at the Annual Meeting.

Could other matters be voted on at the Annual Meeting?

No. All matters to be voted on at the Annual Meeting must be included as voting items in the agenda for the meeting as described in this proxy statement. We will provide shareholders with an opportunity to discuss our corporate governance, dividend policy, and executive compensation program. However, there will be no vote on any of these matters.

Who can attend the Annual Meeting?

The Annual Meeting is open to all LYB shareholders who hold shares as of the close of business on April 26, 2024, the Record Date.

If you would like to attend the Annual Meeting, you must inform us in writing of your intention to do so on or before May 17, 2024, one week prior to the date of the meeting. The notice may be emailed to *CorporateSecretary@LyondellBasell.com*. Additional information regarding the availability of and procedures for in person attendance at the Annual Meeting will be provided to shareholders who provide timely notice of intent to attend and proper evidence of their ownership of LYB shares as of the Record Date. Admittance of shareholders to the Annual Meeting will be governed by Dutch law.

If we determine that in-person attendance is not possible or advisable due to unanticipated circumstances at the time of the Annual Meeting, we will provide information regarding alternative access as soon as available.

What is the cost of this proxy solicitation?

The Company will pay the cost of soliciting proxies for the Annual Meeting. Our directors, officers, and employees may solicit proxies by mail, by email, by telephone, or in person for no additional compensation. In addition, we have retained Georgeson LLC to assist in the solicitation of proxies for a fee of $15,000, plus reimbursement of reasonable expenses.

Why did my household receive a single set of proxy materials?

SEC rules permit us to deliver a single copy of our annual report and proxy statement to any household at which two or more shareholders reside, if we believe the shareholders are members of the same family.

If you prefer to receive your own copy of the proxy statement now or in future years, please request a duplicate set by phone at (800) 579-1639, through the Internet at *www.proxyvote.com*, or by email to *sendmaterial@proxyvote.com*. If you hold your shares in street name, and you received more than one set of proxy materials at your address, you may need to contact your broker or nominee directly if you wish to discontinue duplicate mailings to your household.

Why did I receive a "notice of internet availability of proxy materials" but no proxy materials?

We distribute our proxy materials to certain shareholders via the Internet using the "Notice and Access" approach permitted by rules of the SEC. This approach conserves natural resources and reduces our distribution costs, while providing our shareholders with a timely and convenient method of accessing the materials and voting. On or about April 8, 2024, we mailed a "Notice of Internet Availability of Proxy Materials" to participating shareholders, containing instructions on how to access the proxy materials on the Internet. In addition, we provided the notice and proxy materials by e-mail to certain shareholders who previously consented to electronic delivery of proxy materials.

How can I request to receive my "notice of internet availability of proxy materials" by e-mail for future shareholder meetings?

You can request to receive proxy materials for future meetings by e-mail by following the electronic delivery enrollment instructions at *www.proxyvote.com*. If your shares are held in street name, please contact your bank or broker for information on electronic delivery options.

If you choose to access future proxy materials electronically, you will receive an e-mail with instructions containing a link to the website where those materials are available and a link to the proxy voting website. Your election to access proxy materials by e-mail will remain in effect until terminated.

What are deadlines for the 2025 shareholder meeting?

Our Articles of Association provide that a shareholder representing at least one percent of our issued share capital can submit an agenda item for consideration at the Company's general meeting of shareholders. Any such request must be received at least 60 days prior to the date of the annual meeting.

Under SEC rules, if a shareholder wishes to include a proposal in our proxy materials for presentation at our 2025 annual general meeting, the proposal must be received at our offices at LyondellBasell Industries, 4th Floor, One Vine Street, London W1J 0AH, United Kingdom, Attention: Corporate Secretary or sent to *CorporateSecretary@LyondellBasell.com*, by December 9, 2024. All proposals must comply with Rule 14a-8 under the Securities Exchange Act of 1934, as amended.

The deadline for providing notice of a solicitation of proxies in support of director nominees other than the Company's nominees pursuant to Rule 14a-19 for the Company's 2025 annual meeting is March 25, 2025.

We reserve the right to reject, rule out of order, or take other appropriate action with respect to any proposal that does not comply with these or other applicable requirements, including requirements under Dutch law and our Articles of Association.

Appendix A: Reconciliation of Non-GAAP Financial Measures

This proxy statement makes reference to certain non-GAAP financial measures as defined in Regulation G of the U.S. Securities Exchange Act of 1934, as amended. We report our financial results in accordance with U.S. generally accepted accounting principles, but believe that certain non-GAAP financial measures, such as EBITDA and EBITDA exclusive of identified items, provide useful supplemental information to investors regarding the underlying business trends and performance of the Company's ongoing operations and are useful for period-over-period comparisons of such operations. Non-GAAP financial measures should be considered as a supplement to, and not as a substitute for, or superior to, the financial measures prepared in accordance with GAAP.

EBITDA, as presented herein, may not be comparable to a similarly titled measure reported by other companies due to differences in the way the measure is calculated. We calculate EBITDA as income from continuing operations plus interest expense (net), provision for (benefit from) income taxes, and depreciation & amortization. EBITDA should not be considered an alternative to profit or operating profit for any period as an indicator of our performance, or as an alternative to operating cash flows as a measure of our liquidity. We also present EBITDA, exclusive of identified items. Identified items include adjustments for lower of cost or market ("LCM"), impairments and refinery exit costs. Our inventories are stated at the lower of cost or market. Cost is determined using the last-in, first-out ("LIFO") inventory valuation methodology, which means that the most recently incurred costs are charged to cost of sales, and inventories are valued at the earliest acquisition costs. Fluctuation in the prices of crude oil, natural gas and correlated products from period to period may result in the recognition of charges to adjust the value of inventory to the lower of cost or market in periods of falling prices and the reversal of those charges in subsequent interim periods, within the same fiscal year as the charge, as market prices recover. Property, plant and equipment are recorded at historical costs. If it is determined that an asset or asset group's undiscounted future cash flows will not be sufficient to recover the carrying amount, an impairment charge is recognized to write the asset down to its estimated fair value. Goodwill is tested for impairment annually in the fourth quarter or whenever events or changes in circumstances indicate that the fair value of a reporting unit with goodwill is below its carrying amount. If it is determined that the carrying value of the reporting unit including goodwill exceeds its fair value, an impairment charge is recognized. We assess our equity investments for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment may not be recoverable. If the decline in value is considered to be other-than-temporary, the investment is written down to its estimated fair value. In April 2022 we announced our decision to cease operation of our Houston refinery. In connection with exiting the refinery business, we began to incur costs primarily consisting of accelerated lease amortization costs, personnel related costs, accretion of asset retirement obligations and depreciation of asset retirement costs.

Recurring annual EBITDA for the Value Enhancement Program is the year-end EBITDA run rate estimated based on 2017-2019 mid-cycle margins and modest inflation relative to a 2021 baseline. We believe recurring annual EBITDA is useful to investors because it represents a key measure used by management to assess progress towards our strategy of value creation.

A reconciliation of net income to EBITDA, including and excluding identified items, for the years ended December 31, 2020, 2021, 2022 and 2023 is shown in the following table:

(amounts in millions)		Year Ended December 31,			
		2020	2021	2022	2023
Net income	$	1,427	5,617	3,889	2,121
Loss from discontinued operations, net of tax		2	6	5	5
Income from continuing operations		1,429	5,623	3,894	2,126
(Benefit from) Provision for income taxes		(43)	1,163	882	501
Depreciation and amortization[a]		1,385	1,393	1,267	1,534
Interest expense, net		514	510	258	348
EBITDA		3,285	8,689	6,301	4,509
add: Identified items					
Lower of cost or market inventory valuation charges		16	—	—	—
Impairments[b]		582	624	69	518
Refinery exit costs[c]		—	—	157	195
EBITDA excluding identified items	$	3,883	9,313	6,527	5,222

(a) Depreciation and amortization includes depreciation of asset retirement costs of in connection with exiting the Refining business.

(b) The years ended December 31, 2020 and 2021 reflect non-cash impairment charges related to our Houston refinery. The year ended December 31, 2022 reflects a non-cash impairment charge related to the sale of our polypropylene manufacturing facility in Australia. The year ended December 31, 2023 reflects non-cash impairment charges of $518 million, which includes $192 million related to European PO joint venture assets in our Intermediates & Derivatives segment, recognized in the fourth quarter of 2023, and a non-cash goodwill impairment charge of $252 million in our Advanced Polymer Solutions segment, recognized in the first quarter of 2023.

(c) Refinery exit costs include accelerated lease amortization costs, personnel related costs, and accretion of asset retirement obligations.

A reconciliation of net income to recurring annual EBITDA for the Value Enhancement Program ("VEP") is shown in the following table:

(amounts in millions)		Original Target 2023[b]	Unlocked Value 2023[c]	Current Target 2025
Net income[a]	$	115	300	750
Provision for income taxes		25	75	185
Depreciation and amortization		10	25	65
Interest expense, net		—	—	—
Recurring annual EBITDA[a]	$	150	400	1,000

(a) Year-end run-rate based on 2017-2019 mid-cycle margins and modest inflation relative to 2021 baseline.

(b) In 2022, we launched the Value Enhancement Program initially targeting $150 million in recurring annual EBITDA by the end of 2023.

(c) In 2023, the program delivered a year-end run-rate of approximately $400 million of recurring annual EBITDA.

 LYB LyondellBasell

lyondellbasell.com